Phoenix Companies Inc
ARLS
P.E. 12/31/01

2001 Annual Report >

PHOENIX WEALTH MANAGEMENT



The culture of wealth is always changing and Phoenix understands these shifts. Our expertise is based on 150 years of serving the affluent and high net worth. One of the latest trends — the partnership of time-tested business experience and the .com entrepreneurial spirit of the 1990s — is highlighted here. This year's report also uses facts and photographs taken from our award-winning advertising campaign, which reflect the latest cultural trends of the affluent and high net worth.

PNX — The New Symbol of Wealth Management

As we successfully transitioned from a mutual to a stock company in 2001, we also positioned The Phoenix Companies, Inc. for growth in 2002 — our first full year as a public company — and beyond. We intend to create shareholder value by continuing to focus on being a premier wealth management manufacturer of sophisticated products for the large and growing affluent and high-net-worth markets, offering unique programs and services to help financial advisors and consultants help their clients secure their financial futures.

FINANCIAL HIGHLIGHTS

	Year Ended December 31,		
$ in millions except per share	1999	2000	2001
Operating Income (Loss) from Continuing Operations, After Tax[1]	146.1	206.2	(74.1)
Cash Operating Income, Excluding Venture Capital, After Tax	83.1	50.2	86.6
Net Income (Loss)	89.2	83.3	(202.7)
Revenues	2,779.2	2,997.2	2,421.8
Operating Earnings (Loss) Per Share[2]	1.40	1.97	(0.71)
Cash Operating Earnings Per Share, Excluding Venture Capital	0.79	0.48	0.83
Net Income (Loss) Per Share	0.85	0.80	(1.94)
Invested Assets	11,776.8	12,770.6	14,409.9
Total Assets	20,287.0	20,313.2	22,525.4
Total Equity	1,756.0	1,840.9	2,395.7
Assets Under Management	73,181.4	64,543.5	61,215.1

[1] Operating income represents net income adjusted for realized investment gains and some nonrecurring items because they are not considered by management when evaluating the financial performance of the business segments. The size and timing of realized investment gains are often subject to management's discretion. Certain nonrecurring items are removed from net income if, in management's opinion, they are not indicative of overall operating trends. While some of these items may be significant components of our net income, we believe operating income is an appropriate measure that represents the net income attributable to the ongoing operations of the business. However, operating income is not a substitute for net income determined in accordance with generally accepted accounting principles, and may be different from similarly titled measures of other companies.

[2] Based on 104.6 million weighted-average shares outstanding for all periods.



Robert W. Fiondella, Chairman of the Board and Chief Executive Officer
Dona D. Young, President and Chief Operating Officer

Photo by Kristen Schmid ©2001 *The Hartford Courant*

To Our Shareholders

2001 was a year of extraordinary accomplishment for us. In January, we took Phoenix Investment Partners, Ltd., our investment management arm, private; in May, we celebrated our 150th anniversary; in June, we demutualized and conducted a highly successful initial public offering.

At the same time, as with other companies, we faced significant challenges resulting from volatile equity markets, low interest rates, estate tax reform and the startling and sudden meltdowns of several prominent companies and of the Argentine economy. On a personal and professional level, we also dealt with the tragedy of September 11 and its aftermath.

In 2001, we also continued our transition from a mutual to a publicly traded stock company. As a result, we took a number of charges which obscured the underlying results of our core operations. These charges included the price for purchasing the 40 percent of Phoenix Investment Partners that we did not own, the costs of an early retirement program and venture capital write-downs to eliminate a lag in reporting partnership results, among others. That is why we focus on cash operating earnings, which measure the ability of the business to generate cash earnings. In 2001, cash operating earnings excluding venture capital were $86.6 million, up from $50.2 million in 2000. However, we recorded a net loss of $202.7 million in accordance with GAAP as a result of the above charges.

Through all of this, we continued to advance our business strategy in meaningful ways, remaining focused on positioning ourselves as a premier player in the wealth management arena, helping the affluent and high net worth accumulate, preserve and transfer their wealth.

Our Plan for Growth

Phoenix has served the needs of people of means throughout its 150-year-old history. Over the past three years, we have strengthened our focus on this large and growing market, rapidly transforming from a multiline company to an integrated wealth management pure-play.

In 2002, we will build on this foundation by continuing to focus on our key competitive advantages:

- ▷ Continually developing new products and services to meet changing market demands;
- ▷ Expanding and leveraging our broad distribution network;
- ▷ Leveraging Team Phoenix, our distinctive competitive advantage; and,
- ▷ Helping advisors serve their clients by offering effective programs and tools and superior technology support.

Our aim is to achieve steady, profitable growth. We made progress during 2001 on our goal of cash return on equity (ROE), excluding venture capital, of 8 to 10 percent by the end of 2003. In 2002, our focus is on driving for higher revenues and lower expenses and on optimizing our capital position.

The Right Products at the Right Time

Long-term demographic trends will drive growth in the wealth management market. We are well-positioned to capitalize on this opportunity.

We continue to strengthen our **focus** on the large and growing **wealth management** market.

Our wealth management products are among the best in the industry and our approach — bringing together an array of products to help the affluent and high net worth accumulate, preserve and transfer their wealth — differentiates us. Over the past three years, we have concentrated our attention on continually evolving our product portfolio to meet the changing needs of our market and to achieve higher returns.

In 2001, we completed the transition in life insurance sales from participating, or dividend-paying policies, to non-participating products such as variable universal life and universal life. We also aggressively expanded our annuity business, which, unlike most of the industry last year, experienced very strong sales growth. We took our private placement variable life and annuity business to a higher level, launching an important new relationship to provide these products through Salomon Smith Barney's highest-end producers.

We also intensified our focus on fixed-income products, such as universal life and fixed annuities, to bring more balance to our business mix with less dependence on the equity markets.

In investment management, we announced the acquisitions of Kayne Anderson Rudnick Investment Management and Capital West Asset Management to strengthen our position in separately managed accounts, which are highly attractive to the affluent and high net worth and one of the fastest growing investment product areas. Our distinctive multi-manager model now includes 11 money managers spanning a full range of investing styles.

Pro forma, the acquisitions of Kayne Anderson Rudnick and Capital West added $7.6 billion in assets under management and increased our year-end sponsored managed account assets by more than 80 percent. They also brought a number of exceptional investment and sales professionals into our organization, broadening our product offerings and distribution force. Both firms are represented in Salomon Smith Barney's managed account program, which is the largest in the country.

Together, these acquisitions add 15 new managed account investment strategies to our offerings. We now have 28 strategies represented by various managers in six of the largest sponsored managed account programs.

Alternative Financial Products is another attractive growth business because both institutional and high-net-worth investors like the diversification these non-traditional products offer.

In 2001, we expanded our alternative offerings with two collaterized bond and debt obligations (CBOs and CDOs). We also formed a strategic alliance with Arden Asset Management, a leading global hedge fund of funds company, to develop and distribute a hedge fund of funds product to investors worldwide. In 2002, we expect to add several new alternative products, including a registered fund of hedge funds for individuals.

A Winning Distribution Strategy

Our expanding distribution network, particularly at non-affiliated distribution channels, is key to higher sales. We have made significant investments in our distribution capabilities over the past three years, which began to pay off in 2001. We expect further gains from these investments in 2002 and beyond.


fact:
women are drivers of wealth.


fact:
the nation's 68 million
boomlets are the future
wealth management wave.

Our expanding **distribution** network is key to **higher sales**.

During 2001, we increased the number of wholesalers in each of our three wholesaling areas — life, annuities and investment management — implemented our Team Phoenix approach and broadened our distribution partnerships.

Team Phoenix leverages relationships across our three wholesaling units to offer a full range of products and services that meet the needs of the affluent and high net worth. It also strengthens and grows our selling relationships because it allows us to establish a relationship with one product area and then expand on multiple fronts.

During 2001, Team Phoenix proved its effectiveness through deepened relationships with several of our existing distribution firms, such as Merrill Lynch, AXA, A.G. Edwards and Paine Webber, and opened doors to new ones at such firms as Salomon Smith Barney and Connecticut-based Webster Bank.

In 2001, we became the sole third-party provider of wealth management products and services for State Farm Life Insurance Company's high-net-worth customers, and we made steady progress toward realizing the full potential of this relationship. We trained and certified about 20 percent of State Farm's 10,000 securities-licensed agents, and we are certifying new agents at a rate of 700 to 800 per month. Our relationship with State Farm gives us potential access to approximately 30 percent of the high-net-worth households in the United States.

In 2001, WS Griffith Advisors, Inc., our retail distribution arm and a wholly owned subsidiary of Phoenix, continued its transition to a full-service financial services organization, setting up the business to operate with an open architecture and access to best-in-class products from various product providers.

There is also an opportunity for us to grow the distribution of our wealth management products and services globally. Our approach in the international arena is to focus on high-growth opportunities without investing significant capital. Our investment in Aberdeen Asset Management, LTD is a good example. We own approximately a quarter of this Scotland-based asset manager, which has consistently provided solid earnings contributions. We also own approximately 12 percent of Lombard International Assurance S.A., a Luxembourg company that provides investment-linked insurance to high-net-worth individuals in eight European countries.

Our Expertise: A Competitive Advantage

Our deep understanding of the affluent and high-net-worth market enables us to develop tailored programs that help advisors better serve their clients.

For example, when the complicated new estate tax law was enacted last June, we quickly developed a comprehensive Estate Tax Planning kit with an array of tools to help advisors understand the law and how it affected their affluent and high-net-worth clients.

But, wealthy individuals and families require more than expert estate tax counsel. They need a long-term wealth management plan that has the flexibility to address their changing needs. During 2001, we launched *Life Plans*, a set of product enhancements and strategies that advisors can use to support the distinct goals of their wealthy clients throughout their lifetime.

We will continually **evolve** our product **portfolio** to meet the changing **needs** of our market.

Today's wealthy face unique emotional issues as well. This is true for all families of means, but even more so for those with newly acquired wealth. In response, we developed our *Exploring the Family Dynamics of Wealth Program* to help advisors address various wealth-related issues that high-net-worth families face.

After September 11, with the country shaken and the stock market closed for two weeks, we responded to the needs of advisors and their clients with our *Crisis in Perspective* program. By September 13, our investment management wholesalers began conducting the first of nearly 700 forums for affluent investors to help them look at and deal with their particular situations in light of the precipitous drop in the equity markets.

We also expanded our trust operation to better support our wholesalers and the advisors they work with, receiving a charter to market trust services in all 50 states. Previously, our trust operation could serve clients only on a limited regional basis.

Technology is another critical link between Phoenix and our market. But technology is expensive. Our strategy of deploying technology intelligently includes relying on the blended capabilities of our U.S. operations and Phoenix Global Solutions, our India-based operations, to support the business. This strategy resulted in $6 million in cost savings last year. In 2001, we concentrated our efforts on redesigning our internet site to better support advisors and build and expand our distribution relationships. We are in the process of consolidating all technology functions corporate-wide to achieve greater efficiencies and increase their effectiveness.

2002 – A Key Year

In the end, 2001 was a year of change, challenge and, ultimately, progress toward our goal of steady, consistent, profitable growth. Our entire organization worked hard to build our business and made significant sacrifices along the way, helping to reduce expenses by consolidating staff functions and by deferring bonuses and salary increases for exempt employees until February 2003.

We know that in 2002 — our first full year as a public company — we must demonstrate that we can meet or exceed the financial goals we set. We are confident in our strategy, as well as our ability to achieve our goal of cash ROE, excluding venture capital, of 8 to 10 percent by the end of 2003. At the end of fourth quarter 2001, this stood at 5.4 percent annualized.

I want to thank our employees, associates and Board of Directors for your exceptional work in transforming Phoenix into a public company. My thanks to advisors, financial consultants and their clients for continuing to turn to us for your wealth management needs. And my sincerest thanks to our owners, who understood our growth potential through your investment in The Phoenix Companies.

We believe we are a growth story. We are not out to be the biggest player, only the best in our niche. We look with confidence to 2002 and to building shareholder value for the long term.

Robert W. Fiondella
Chairman of the Board and Chief Executive Officer
March 2002

Form 10-K

The Phoenix Companies, Inc. (NYSE:PNX)

is a leading provider of wealth management products and services to individuals and institutions. Through a variety of advisors and financial services firms, Phoenix helps the affluent and high net worth accumulate, preserve and transfer their wealth with an innovative portfolio of life insurance, annuity and investment management products and services. With a history dating to 1851, The Phoenix Companies, Inc. has two principal operating subsidiaries, Phoenix Life Insurance Company and Phoenix Investment Partners, Ltd., and offers trust services through another subsidiary, Phoenix National Trust Company. Phoenix has corporate offices in Hartford, Conn. For more information on Phoenix, visit www.phoenixwm.com.

PHOENIX WEALTH MANAGEMENT®

TABLE OF CONTENTS

PART I

Item 1. Business

Description of Business

We are a leading provider of wealth management products and services offered through a variety of select advisors and financial services firms to serve the accumulation, preservation and transfer needs of the affluent and high-net-worth market, businesses and institutions. We refer to our products and services together as our wealth management solutions. We offer a broad range of life insurance, annuity and investment management solutions through a variety of distributors. These distributors include affiliated and non-affiliated advisors and financial services firms who make our solutions available to their clients.

The affluent and high-net-worth market is a growing market with significant demand for customized products and services. We define affluent as those households that have annual income of at least $100,000 or net worth, excluding primary residence, of at least $500,000; and we define high-net-worth, a subset of the affluent category, as those households that have net worth, excluding primary residence, of over $1,000,000. Our wealth management solutions are designed to assist advisors and their clients in this target market to achieve three main goals:

- the **accumulation** of wealth, primarily during an individual's working years;
- the **preservation** of income and wealth during retirement and following death; and
- the efficient **transfer** of wealth in a variety of situations, including through estate planning, business continuation planning and charitable giving.

We provide our wealth management solutions to the affluent and high-net-worth market through an array of distribution channels, including:

- non-affiliated financial intermediaries such as national and regional broker-dealers, financial planning firms, advisor groups and other insurance companies; and
- our affiliated retail producers, most of whom are registered representatives of our wholly-owned retail broker-dealer WS Griffith Advisors, Inc. ("WS Griffith").

Segments

We provide our wealth management solutions through two operating segments — Life and Annuity and Investment Management. Both segments serve the affluent and high-net-worth market which presents opportunities to leverage their capabilities and relationships. In addition, Investment Management, through Phoenix Investment Partners, Ltd. ("PXP"), a wholly-owned subsidiary, and its affiliated asset managers, manages both the general account of our Life and Annuity business and many of the portfolios available through Life and Annuity's product lines.

We report our remaining activities in two additional non-operating segments — Venture Capital and Corporate and Other. Venture Capital includes investments primarily in the form of limited partner interests in venture capital funds, leveraged buyout funds and other private equity partnerships sponsored and managed by third parties. Corporate and Other includes unallocated capital and expenses as well as certain businesses not of sufficient scale to report independently. These segments are significant for financial reporting purposes, but do not contain products or services relevant to our core wealth management operations.

Life and Annuity Segment

Through Life and Annuity, we offer a variety of life insurance and annuity products through affiliated and non-affiliated distributors. We believe our competitive advantage in this segment consists of five main components:

- our innovative products;
- our diversified asset management capability;

Non-affiliated Distribution

We began to use non-affiliated distribution in 1954, primarily by selling life insurance products through agents of other insurance companies. For many years, non-affiliated distribution has represented a significant portion of our sales and in recent years we increased our emphasis on this distribution source.

Since late 1999, we significantly strengthened our wholesaling teams, in order to enhance our relationships with distributors in each of our product areas. As of December 31, 2001, we employed fifty-seven life insurance wholesalers, thirty-three variable annuity wholesalers and twenty-seven investment management wholesalers, compared to forty-two, one and twenty-four, respectively, as of December 31, 1999.

During the years 2001 and 2000, 81% and 70%, respectively, of total life insurance sales, as measured by new annualized and single premiums, were from non-affiliated distribution sources. Variable annuity sales through non-affiliated distribution accounted for 80% and 42% of gross annuity deposits during 2001 and 2000, respectively.

The Team Phoenix Approach. In addition to broadening our distribution system by developing new relationships, it is our strategy to deepen our market penetration by selling a greater array of products through existing distribution sources. We seek to execute this strategy through collaborative account development, whereby our life insurance, annuity and investment management wholesalers introduce one another to distributors with whom they have relationships, and encourage those distributors to sell additional categories of our products. This Team Phoenix approach, which we initiated in 1999, often involves joint marketing presentations and specialized services to advisors. We believe having many of the same investment choices available in each of our product lines contributes to the success of this approach since, in our experience, a distributor already comfortable with our investment options in one product line is generally more receptive to the idea of selling additional product lines.

National and Regional Broker-Dealers. National and regional broker-dealers are those brokerage firms that engage individual advisors as employees rather than as independent contractors. To meet the evolving wealth management needs of their customers, national and regional broker-dealers are beginning to offer products, such as life insurance, in which they may have little experience. Simultaneously, many of these firms are seeking to rationalize their relationships with product providers in favor of those that offer a range of products together with services designed to support advisors' sales efforts. We believe our ability to offer wealth management solutions based on an array of life insurance, annuity and investment management products positions us to benefit from these trends. For example, in 2001 our life products represented 13% of Merrill Lynch Life Agency's non-proprietary life insurance sales. During that year, Merrill Lynch's sales of our variable universal life products increased 15% by premium and its sales of all our products combined increased 12%. Despite virtually no sales in 2000, Merrill Lynch's sales of our annuity products reached $246 million in 2001, after a successful product launch in September. The leading non-proprietary annuity sold in Merrill Lynch's system in 2001 was our product. Our market share of life insurance products sold through A.G. Edwards also has grown significantly, due in part to the wealth transfer training seminars we have conducted with advisors employed by that firm. We were A.G. Edwards' fourth most significant life carrier in 2000 and 2001 in terms of sales, compared with our position as eleventh in 1998.

Financial Planning Firms. Financial planning firms are brokerage firms that engage individual advisors as independent contractors rather than as employees. Financial planning firms have begun to show significant interest in expanding their offerings to include wealth preservation and transfer products. To capitalize on this trend, we focus on the development of relationships directly with the financial planning firm rather than with the individual financial planners. This entity-focused approach permits us to maximize the number of individual registered representatives who potentially may sell our products. As an example of our focus on financial planning firms, in 2000 we exceeded $1.4 million in annualized life premiums through Financial Services Corporation ("FSC"). FSC, a leading financial planning firm, is a subsidiary of Sun America. We are one of seven core life insurance carriers for the FSC Access Group, an internal FSC producer group.

Advisor Groups. The recent industry trend toward affiliations among small independent financial advisors has led to advisor groups becoming a distinct class of distributors. We believe we have a particularly strong position as a provider of life insurance products through Partners Marketing Group, Inc. ("PartnersFinancial") which, since 1999, has been an important component of the National Financial Partners ("NFP") organization. PartnersFinancial is a marketing organization with reported revenues of $85.5 million for 2001 from life insurance broker-dealer and executive benefit operations. We are one of PartnersFinancial's six core life carriers. We recently developed a co-branded second-to-die life insurance product for NFP and, in early 2000, we began selling our products through NFP Securities, the broker-dealer for NFP.

Insurance Companies. Insurance companies have been moving their agents into an advisor/planner role, resulting in a need to provide their agents, particularly their top producers, with a wider selection of life insurance products to sell. Insurance companies responded to this need, in part, by negotiating arrangements with third party providers, including other insurance companies. We are taking advantage of this trend by developing distribution relationships with financial services providers such as AXA Financial Inc. ("AXA") and its outbrokerage outlet for internal producers, AXA Network. In addition, we continue to maintain relationships with individual agents of other companies and independent agents.

In March 2001, we entered into an agreement with a subsidiary of State Farm to provide various products and services to State Farm and its subsidiaries and policyholders, including estate, retirement, executive benefits and charitable gift planning. The agreement also offers us the opportunity to provide to State Farm's affluent customers, through qualified State Farm agents, additional life and annuity products and services not previously available from those agents. We trained and certified about 20% of State Farm's ten thousand securities-licensed agents, and we are certifying new agents at a rate of 700 to 800 per month. Our relationship with State Farm gives us potential access to approximately 30% of the high-net-worth households in the United States.

Emerging Distribution Sources. PFG offers private placement life and annuity products through a variety of distribution sources with access to the high-net-worth market including: family offices, financial institutions, accountants and attorneys. We also offer our life and annuity products through non-traditional sources such as private banks and private banking groups within commercial banks.

Affiliated Distribution

Our affiliated retail distribution channel consists primarily of career producers of Phoenix Life Insurance Company ("Phoenix Life"). Substantially all of our career producers are licensed securities representatives of our wholly-owned broker-dealer, WS Griffith. Our career producers principally sell Phoenix Life products, but may sell the products of other companies as well. In 2001, Phoenix Life products represented 70% of WS Griffith's sales from variable annuity and life products, 76% of its total variable annuity deposits and 57% of its total variable universal life premiums. WS Griffith recorded a 45% increase in registered investment management fees in 2001 compared to 2000. WS Griffith has over 900 affiliated retail producers.

To complement our affiliated distribution capability, we also own a majority interest in Main Street Management Company ("Main Street Management"), a broker-dealer with approximately 250 registered representatives and a strong focus on variable products and mutual funds.

Life and Annuity Support and Services

We believe we have a competitive advantage in Life and Annuity due to our practice of providing distributors with a variety of services, including:

- market education programs designed to help advisors better understand the financial product ownership patterns of the affluent and high-net-worth market and to assist advisors in marketing to specific customer segments such as senior corporate executives, business owners and high-net-worth households;

- marketing programs, including special events, that provide distributors access to the affluent and high-net-worth market;

- customized advice on estate planning, charitable giving planning, executive benefits and retirement planning, provided by a staff of professionals with specialized expertise in the advanced application of life insurance and variable annuity products. This staff includes nine attorneys with an average of approximately twenty years experience, who combine their advice with tailored presentations, educational materials and specimen legal documents;

- separate nationwide teams of product specialists who provide education and sales support to distributors and who can act as part of the advisory team for case design and technical support;

- investment management and investment allocation strategies including our Complementary Investment Analysis tool which identifies investment options offered both by us and third parties that are suitable for an individual's allocation needs;

- an underwriting team with significant experience in evaluating the financial and medical underwriting risks associated with affluent and high-net-worth individuals. These individuals generally purchase high face-value policies, requiring more extensive underwriting analysis; and

- internet-accessible information that makes it easier for our distributors to do business with us. This includes interactive product illustrations, educational and sales tools, and online access to forms, marketing materials and policyholder account information.

Underwriting

Insurance underwriting is the process of examining, accepting or rejecting insurance risks, and classifying those accepted, in order to charge appropriate premiums or assess appropriate mortality charges for each accepted risk. Underwriting also determines the amount and type of reinsurance levels appropriate for a particular type of risk. By using reinsurance, we can limit our risk.

We believe we have particular expertise in evaluating the underwriting risks relevant to our target market. We believe this expertise enables us to make appropriate underwriting decisions, including, in some instances, the issuance of policies on more competitive terms than other insurers would offer. Phoenix Life has a long tradition of underwriting innovation. Beginning in 1955, we were among the first insurance companies to offer reduced rates to women. We believe we were the second company to offer reduced rates for non-smokers, beginning in 1967. Our underwriting team includes doctors and other medical staff to ensure, among other things, that we are focused on current developments in medical technology.

Our underwriting standards for life insurance are intended to result in the issuance of policies that produce mortality experience consistent with the assumptions used in product pricing. The overall profitability of our life insurance business depends to a large extent on the degree to which our mortality experience compares to our pricing assumptions. Our underwriting is based on our historical mortality experience, as well as on the experience of the insurance industry and of the general population. We continually compare our underwriting standards to those of the industry, generally to assist in managing our mortality risk and to stay abreast of industry trends.

Our life insurance underwriters evaluate policy applications on the basis of the information provided by the applicant and others. We use a variety of methods to evaluate certain policy applications, such as those where the size of the policy sought is particularly large, or where the applicant is an older individual, has a known medical impairment or is engaged in a hazardous occupation or hobby. Consistent with industry practice, we require medical examinations and other tests depending upon the age of the applicant and the size of the proposed policy.

Our COLI policies covering multiple lives are issued on a guaranteed issue basis, within specified limits per life insured, whereby the amount of insurance issued per life on a guaranteed basis is related to the total number of lives being covered and the particular need for which the product is being purchased. Guaranteed issue underwriting applies to employees actively at work, and product pricing reflects the additional guaranteed issue underwriting risk.

Life and Annuity Competition

We face significant competition in our life insurance and variable annuity businesses from a wide variety of financial institutions, including: insurance companies, investment management companies, banks, broker-dealers, and financial planning firms. Our competitors include larger and, in some cases, more highly rated insurance companies and other financial services companies. Some competitors have penetrated more markets and have greater resources than us. Many competitors offer similar products and use similar distribution sources.

As we continue to focus on the development of our non-affiliated distribution system, we increasingly must compete with other providers of life insurance and annuity products to attract and maintain relationships with productive distributors that have the ability to sell our products. Our ability to attract distributors for our life insurance and annuity products could be adversely affected if for any reason our products became less competitive or concerns arose about our asset quality or ratings.

We also face competition for access to distributors of life insurance and variable annuity products. Much of this competition is based on the pricing of products and the advisors' or distributors' compensation structures.

Life and Annuity Financial Information

See Management's Discussion and Analysis in this Form 10-K for Life and Annuity segment financial information.

Investment Management Segment

We conduct activities in Investment Management largely through PXP and its subsidiaries, comprising two lines of business — private client and institutional. Through our private client line of business, we provide investment management services principally on a discretionary basis, with products consisting of open-end mutual funds and managed accounts. Managed accounts include intermediary programs sponsored and distributed by non-affiliated broker-dealers and direct managed accounts which are sold and administered by us. These two types of managed accounts generally require minimum investments of $100,000 and $1 million, respectively. Our private client business also provides transfer agency, accounting and administrative services to most of our open-end mutual funds.

Through our institutional line of business, we provide discretionary and non-discretionary investment management services primarily to corporations, multi-employer retirement funds and foundations, as well as to endowment, insurance and other special purpose funds. In addition, we offer our institutional clients alternative financial products, including structured finance products and closed-end funds. Structured finance products include collateralized debt and bond obligations backed by portfolios of public high yield bonds, emerging markets bonds, commercial mortgage-backed and asset-backed securities and/or bank loans.

We conduct activities in Investment Management largely through PXP and its subsidiaries. Investment Management also includes our minority investment in Aberdeen Asset Management plc ("Aberdeen"). We acquired 22% of the common stock of Aberdeen in a series of transactions from 1996 through May 2001.

Affiliated Asset Managers

We provide investment management services through eleven affiliated asset managers. We provide our affiliated asset managers with a consolidated platform of distribution and administrative support. Each manager retains autonomy with respect to the investment process while we monitor performance and ensure that each manager adheres to its stated investment style. Our affiliated managers, and their respective styles, products and assets under management, are as follows:

Affiliated Advisor/ PXP Ownership/Location	*Investment Styles*	*Products*	*Assets Under Management at December 31, 2001 (in billions)*
Goodwin℠ Capital Advisors(1) 100% Hartford, CT	*Fixed Income –* Sector Rotation	Mutual Funds Institutional Accounts Structured Finance Products Phoenix Life General Account	$16.3
Seneca Capital Management LLC ("Seneca") / 68.4% / San Francisco, CA	*Equities –* Growth with Controlled Risk Earnings-Driven Growth Tax Sensitive Growth *Fixed Income –* Value Driven	Mutual Funds Sponsored Managed Accounts Direct Managed Accounts Institutional Accounts Structured Finance Products	$15.0
Roger Engemann and Associates, Inc. ("Engemann") / 100% / Pasadena, CA	*Equities –* Classic Growth	Mutual Funds Sponsored Managed Accounts Direct Managed Accounts	$7.6
Duff & Phelps Investment Management Co. ("DPIM") / 100% / Chicago, IL	*Equities –* Core *Fixed Income –* Core	Mutual Funds Sponsored Managed Accounts Institutional Accounts Closed-end Funds	$6.9
Oakhurst℠ Asset Managers(1) *100%* / Scotts Valley, CA	*Equities –* Systematic Value	Mutual Funds	$2.1

Affiliated Advisor/ PXP Ownership/Location	*Investment Styles*	*Products*	*Assets Under Management at December 31, 2001 (in billions)*
Zweig Fund Group ("Zweig") / 100% / New York, NY	*Equities/Fixed Income –* Tactical Asset Allocation Market Neutral	Mutual Funds Closed-end Funds	$2.0
Hollister[SM] Investment Management[(1)] / 100% / Sarasota, FL	*Equities –* Traditional Value	Mutual Funds Managed Accounts Institutional Accounts	$1.0
Walnut Asset Management LLC ("Walnut") / 75% / Philadelphia, PA	*Equities –* Relative Value *Fixed –* Quality Fixed Income	Direct Managed Accounts Institutional Accounts	$0.7
Aberdeen Fund Managers[(2)] / Ft Lauderdale, FL	*Equities –* International	Mutual Funds	$0.4
Capital West Asset Management, LLC ("CapWest") / 65% / Denver, CO	*Equities –* Quantitative Value-Biased Large Cap Core Small Cap	Direct Managed Accounts Institutional Accounts	$0.1
Kayne Anderson Rudnick Investment Management, LLC ("KAR")[(3)] / 60% / Los Angeles, CA	*Equities –* Quality at Reasonable Price	Sponsored Managed Accounts Direct Managed Accounts Mutual Funds	(see footnote 3)
	Total Assets Under Management		**$52.1**

(1) A division of Phoenix Investment Counsel, Inc., an indirect wholly-owned subsidiary of PXP.
(2) A subsidiary of Aberdeen.
(3) A majority interest in KAR was acquired on January 29, 2002. At the date of closing, accounts totaling $7.5 billion in assets under management had consented to the transaction.

Investment Management also includes a minority investment by Phoenix Life in Aberdeen, a Scottish investment management company with institutional and retail clients in the United Kingdom, as well as in continental Europe, Asia, Australia and the U.S. Aberdeen has offices in seven countries, including Scotland, England, Singapore and the U.S. Our strategic investment in Aberdeen provides us with a means of participating in global asset management.

Investment Management Products

Private Client Products

Managed Accounts. We provide investment management services through participation in sixty-one intermediary managed account programs sponsored by various broker-dealers such as Merrill Lynch and Morgan Stanley Dean Witter. These programs enable an advisor's client to select PXP as the provider of discretionary portfolio management services, in return for an asset-based fee paid by the client to the broker-dealer, which then pays a management fee to us. Seven of these programs include more than one of our affiliated asset managers. In 2001, we were one of the largest managers of client assets in the "Consults" intermediary managed account program of Merrill Lynch. As of December 31, 2001 we managed 39,010 accounts relating to such intermediary managed account programs, representing approximately $5.8 billion of assets under management.

Mutual Funds. Our affiliated asset managers are investment advisers and/or sub-advisers to fifty-four open-end mutual funds, which had aggregate assets under management of approximately $11.2 billion as of December 31, 2001. These mutual funds are available primarily to retail investors. Fourteen of these funds are included as investment choices to purchasers of our variable life and variable annuity products.

Institutional Products

Institutional Accounts. We have over six hundred institutional clients, consisting primarily of medium-sized pension and profit sharing plans of corporations, government entities and unions, as well as endowments and foundations, public and multi-employer retirement funds and other special purpose funds.

Closed-End Funds. We manage the assets of five closed-end funds, each of which is traded on the New York Stock Exchange: Duff & Phelps Utility Tax-Free Income, Inc.; Duff & Phelps Utility and Corporate Bond Trust; Duff & Phelps Utilities Income, Inc.; The Zweig Fund, Inc.; and The Zweig Total Return Fund, Inc.

Structured Finance Products. We manage eight structured finance products, and also act as a sub-adviser to a structured finance product sponsored by a third party. These products are collateralized debt and bond obligations backed by portfolios of high yield bonds, emerging markets bonds and/or asset-backed securities.

Phoenix Life General Account and Related Assets. PXP manages most of the assets of the Life Companies' general accounts, as well as other assets such as the Phoenix Life pension plan.

Investment Management Distribution and Marketing

We distribute our private client Investment Management products through advisors at non-affiliated national and regional broker-dealers, advisor groups, and financial planning firms, as well as through WS Griffith and Main Street Management. As of December 31, 2001, we employed twenty-seven wholesalers, supported by marketing staff, technology, and planning and educational tools, to call on advisors at these distribution channels. All eleven of our asset managers are marketed exclusively through this wholesaling platform, providing us with both operational efficiencies and significant cross-selling opportunities.

We also have an Institutional Marketing Group, which markets our complete institutional product offering to consultants and other institutional clients. This shared platform, which was first set up in 2000, is complemented by experienced institutional salespersons at several of our affiliated asset managers.

We seek to expand private client distribution and marketing of our Investment Management products by leveraging the relationships of our affiliated asset managers with broker-dealers to get additional asset managers represented in existing intermediary programs, as well as by selling our mutual fund offerings to managed account clients. Similarly, we expect to leverage our existing institutional investment advisory relationships by offering consultants and their clients centralized access to all of our investment management styles, including alternative financial products.

Distribution of Private Client Products

We distribute managed accounts through financial intermediaries such as broker-dealers, and directly through our affiliated asset managers. In particular, we attempt to leverage our distribution relationships for Life and Annuity products to enhance our distribution of managed accounts. We believe distributors who are familiar with our Life and Annuity products are more receptive to selling our managed account products. We distribute our mutual fund products through non-affiliated national and regional broker-dealers, financial advisors and other financial institutions, representing approximately 2,400 selling agreements and 23,000 registered representatives. We also distribute mutual funds through our wholly-owned retail broker-dealer, WS Griffith.

Distribution of Institutional Products

We direct our institutional marketing efforts primarily toward investment management consultants who are retained by institutional investors to assist in competitive reviews of potential investment managers. These consultants recommend investment managers to their institutional clients based on their review of investment managers' performance histories and investment styles. We maintain relationships with these consultants and provide information and materials to them in order to facilitate their review of our funds.

PXP Assets Under Management

The following table presents information regarding the assets under management by PXP as of the dates indicated:

Asset Flow Summary

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Private Client Products:			
Mutual Funds:			
Assets under management, beginning of period	$ 14,407.4	$ 18,073.4	$ 14,716.7
Deposits and reinvestments	1,657.8	2,068.5	1,817.8
Redemptions and withdrawals	(3,216.3)	(3,492.0)	(2,756.4)
Asset flows from acquisitions, dispositions and reclassifications[1]	2,099.8	--	--
Performance (net of fees)	3,124.7	(1,933.2)	(2,556.5)
Assets under management, end of period	$ 18,073.4	$ 14,716.7	$ 11,221.6
Intermediary Programs:			
Assets under management, beginning of period	$ 5,969.6	$ 8,689.7	$ 8,404.1
Deposits and reinvestments	2,002.5	3,668.9	2,607.7
Redemptions and withdrawals	(876.1)	(1,408.0)	(2,316.0)
Asset flows from acquisitions, dispositions and reclassifications[5]	--	--	10.7
Performance (net of fees)	1,593.7	(2,546.5)	(2,886.9)
Assets under management, end of period	$ 8,689.7	$ 8,404.1	$ 5,819.6
Direct Managed Accounts:			
Assets under management, beginning of period	$ 2,749.1	$ 3,509.9	$ 3,056.0
Deposits and reinvestments	140.7	200.5	114.2
Redemptions and withdrawals	(158.2)	(211.8)	(230.4)
Asset flows from acquisitions, dispositions and reclassifications[2] [5]	433.0	(130.0)	737.8
Performance (net of fees)	345.3	(312.6)	(658.9)
Assets under management, end of period	$ 3,509.9	$ 3,056.0	$ 3,018.7
Institutional Products:			
Assets under management, beginning of period	$ 30,361.3	$ 34,328.4	$ 30,416.0
Deposits and reinvestments	5,843.7	5,572.5	4,989.0
Redemptions and withdrawals	(5,025.6)	(7,355.6)	(3,766.9)
Asset flows from acquisitions, dispositions and reclassifications[2][3][4][5]	1,246.5	(3,206.0)	1,054.1
Performance (net of fees)	1,902.5	1,076.7	(662.0)
Assets under management, end of period	$ 34,328.4	$ 30,416.0	$ 32,030.2
Total:			
Assets under management, beginning of period	$ 53,487.4	$ 64,601.4	$ 56,592.8
Deposits and reinvestments	9,644.7	11,510.4	9,528.7
Redemptions and withdrawals	(9,276.2)	(12,467.4)	(9,069.7)
Asset flows from acquisitions, dispositions and reclassifications	3,779.3	(3,336.0)	1,802.6
Performance (net of fees)	6,966.2	(3,715.6)	(6,764.3)
Assets under management, end of period	$ 64,601.4	$ 56,592.8	$ 52,090.1

(1) Includes asset inflows of $2.1 billion related to the Zweig acquisition in 1999.
(2) Includes asset inflows of $0.7 billion related to the Walnut acquisition in 2001.
(3) Includes asset outflows of $3.3 billion in 2000 related to the sale of Cleveland operations.
(4) Includes asset inflows of $1.7 billion related to the Zweig acquisition and $0.8 billion related to the Phoenix IPO in 1999 and 2001, respectively.
(5) Includes asset inflows of $0.1 billion from CapWest in 2001.

Investment Management Competition

We face substantial competition in all aspects of our investment management business.

In our private client business, we compete for affluent and high-net-worth customers with a large number of investment management firms and others. We compete for mutual fund business with hundreds of fund companies. Many of our competitors in the mutual fund industry are larger, have been established longer, offer less expensive products, have deeper penetration in key distribution channels and have more resources. Competition in the private client segment is based on several factors, including: investment performance, the ability to successfully penetrate distribution channels, service to advisors and their clients, product development that meets the changing needs of advisors and their clients, fees and expense control.

The institutional asset management business is also highly competitive, with over 23,000 registered investment advisory firms active nationwide. Consolidation activity in recent years has increased the concentration of competitors within certain asset classes. We compete with other investment management firms, insurance companies, banks and mutual fund companies, many of which are larger and have greater resources. We believe the keys for competing successfully in the institutional segment are investment performance and customer service. Our competitive strategy focuses on attracting assets through superior performance. Consistent with this strategy, we continually evaluate opportunities to develop internally or acquire investment management operations and strive to improve our investment management products and services.

Investment Management Financial Information

See Management's Discussion and Analysis in this Form 10-K for Investment Management segment financial information.

Venture Capital Segment

We have invested in the venture capital markets for over twenty years through Phoenix Life's investment portfolio. Venture capital represented 4% and 2% of total investments and cash and cash equivalents as of December 31, 2000 and 2001, respectively. The carrying value of our venture capital partnerships was $291.7 million as of December 31, 2001.

Our venture capital investments are primarily in the form of limited partnership interests in venture capital funds, leveraged buyout funds and other private equity partnerships sponsored and managed by third parties. We refer to all of these types of investments as venture capital. We currently have eighty-eight partnership investments through forty-one sponsors. We believe our long-standing relationships and history of consistent participation with many well-established venture capital sponsors gives us preferred access to attractive venture capital opportunities.

We view our venture capital investments as an opportunity to enhance our portfolio returns. Returns in recent years have had a significant impact on our earnings, which has lead us to report venture capital as a separate reporting segment. We generally allocate between 1.0% and 1.5% of annual investable cash flow to venture capital investments.

Venture Capital Financial Information

See Management's Discussion and Analysis in this Form 10-K for Venture Capital segment financial information.

Corporate and Other Segment

The Corporate and Other segment includes unallocated capital and expenses as well as certain businesses not of sufficient scale to report independently. Corporate and Other also includes our international operations other than our investments in Aberdeen and Lombard International Assurance, S.A. ("Lombard"). We are committed to establishing a presence in select international growth markets when opportunities arise to enhance our wealth management strategy. Generally we have targeted parts of the world where we believe there are significant opportunities in the asset accumulation market, including pension management and/or specialized life products. As of December 31, 2001, through this segment we had a total of $40.2 million invested in businesses in six countries.

Corporate and Other also includes an investment in Hilb, Rogal and Hamilton Company ("HRH") which we obtained upon our sale of American Phoenix Corporation ("APC"), our property and casualty distribution subsidiary organized in 1981. In 1999, we sold our majority interest in APC to HRH for convertible debt and an equity interest in HRH, a publicly-traded property and casualty company. We also have contractual rights to designate two nominees for election to HRH's board of directors. As of December 31, 2001, two of our designees were serving as HRH directors. As of December 31, 2001, we owned 6.4% of the outstanding HRH common stock, 14.8% on a diluted basis. This relationship provides us with a potential strategic marketing opportunity through HRH's distribution network.

Corporate and Other Financial Information

See Management's Discussion and Analysis on this Form 10-K for Corporate and Other segment financial information.

Reserves

We establish and report liabilities for future policy benefits on our consolidated balance sheet to reflect the obligations under our insurance policies and contracts. Our liability for variable universal life insurance and universal life insurance policies and contracts is equal to the cumulative account balances, plus additional reserves we establish with respect to policy riders. Cumulative account balances include deposits plus credited interest, less expense and mortality charges and withdrawals. Reserves for future policy benefits for whole life policies are calculated based on actuarial assumptions that include investment yields, mortality, lapses and expenses.

Reinsurance

While we have underwriting expertise and have experienced favorable mortality trends, we believe it is prudent to spread the risk associated with our life insurance products through reinsurance. As is customary in the life insurance industry, our reinsurance program is designed to protect us against adverse mortality experience generally and to reduce the potential loss we might face from a death claim on any one life.

We cede risk to other insurers under various agreements that cover individual life insurance policies as a means of reducing mortality risk. The amount of risk retained by us depends on our evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverage. Under the terms of our reinsurance agreements, the reinsurer agrees to reimburse us for the ceded amount in the event a claim is incurred. However, we remain liable to our policyholders with respect to ceded insurance if any reinsurer fails to meet its obligations. Since we bear the risk of nonpayment by one or more of our reinsurers, we cede business to well-capitalized, highly rated insurers. While our retention limit on any one life is $8 million ($10 million on second-to-die cases), we may cede amounts below those limits on a case-by-case basis depending on the characteristics of a particular risk. Typically our reinsurance contracts allow us to reassume ceded risks after a specified period. This right is valuable where our mortality experience is sufficiently favorable to make it financially advantageous for us to reassume the risk rather than continue paying reinsurance premiums.

We reinsure 80% of the mortality risk on a block of policies acquired from Confederation Life Insurance Company ("Confederation Life") in 1997. We entered into two separate reinsurance agreements in 1998 and 1999 to reinsure 80% of the mortality risk on a substantial portion of its otherwise retained individual life insurance business. In addition, we reinsure up to 90% of the mortality risk on some new issues.

As of December 31, 2001, we had ceded $75.8 billion in face amount of reinsurance, representing 68% of our total face amount of $111.7 billion of life insurance in force. The following table lists our five principal life reinsurers, together with the reinsurance recoverables on a statutory basis as of December 31, 2001, the face amount of life insurance ceded as of December 31, 2001, and the reinsurers' respective A.M. Best ratings

Reinsurer	Reinsurance Recoverables as of December 31, 2001	Face Amount of Life Insurance Ceded as of December 31, 2001	A.M. Best Rating (1)
Transamerica Occidental Life Insurance Company	$6.2 million	$8.8 billion	A+
Life Reassurance Corp. of America (2)	$5.2 million	$8.9 billion	A++
Allianz Life Insurance Co. Of North America	$3.7 million	$9.4 billion	A++
Employers Reinsurance Corp.	$3.9 million	$8.0 billion	A++
Annuity and Life Reassurance Ltd.(3)	$2.4 million	$4.4 billion	A

(1) As of December 31, 2001.
(2) An affiliate of Swiss Re Life & Health America Inc.
(3) As of February 8, 2002, AM Best has placed the company under review with negative implications.

General Development of Business

The Phoenix Companies, Inc. was incorporated in Delaware in March 2000. Our principal executive offices are located at One American Row, Hartford, Connecticut 06102-5056. Our telephone number is (860) 403-5000. Our website is located at http://www.phoenixwm.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website is not, and is not intended to be, part of this Form 10-K and is not incorporated into this report by reference.)

Phoenix Life was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company ("Home Life"), the company redomiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company ("Phoenix Mutual").

The Reorganization and Initial Public Offering

On December 18, 2000, the Board of Directors of Phoenix Mutual unanimously adopted a plan of reorganization which was amended and restated on January 26, 2001. On June 25, 2001, the effective date of its demutualization, Phoenix Mutual converted from a mutual life insurance company to a stock life insurance company, became a wholly-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix") and changed its name to Phoenix Life. At the same time, PXP became an indirect wholly-owned subsidiary of Phoenix. All policyholder membership interests in the mutual company were extinguished on the effective date and eligible policyholders of the mutual company received 56.2 million shares of common stock, $28.8 million of cash and $12.7 million of policy credits as compensation.

In addition, on June 25, 2001, Phoenix completed its initial public offering ("IPO") in which 48.8 million shares of common stock were issued at a price of $17.50 per share. Net proceeds from the IPO were $807.9 million, which was contributed to Phoenix Life, as required under the plan of reorganization. On July 24, 2001, Morgan Stanley Dean Witter exercised its right to purchase an additional 1,395,900 shares of the common stock of Phoenix at the IPO price of $17.50 per share less underwriter's discount. Net proceeds of $23.2 million were contributed to Phoenix Life.

Phoenix Life established a closed block for the benefit of holders of certain individual life insurance policies (closed block policies). The purpose of the closed block is to ensure that the reasonable dividend expectations of policyholders who own policies included in the closed block are met. On the effective date of the demutualization, Phoenix Life allocated assets to the closed block in an amount that produces cash flows which, together with anticipated revenue from the closed block policies, are reasonably expected to be sufficient in the aggregate: (*i*) to support the obligations and liabilities relating to these policies, and (*ii*) to provide for a continuation of dividend scales in effect at that time, if the experience underlying such scales continues. Appropriate adjustments will be made to the dividend scales when actual experience differs from the aggregate experience underlying such scales. In particular, actual experience may, in the aggregate, be more favorable than Phoenix Life assumed in establishing the closed block. In that case, the policy dividend scale may be increased. Conversely, to the extent that actual experience is, in the aggregate, less favorable than Phoenix Life assumed in establishing the closed block, the policy dividend scale may be decreased, unless Phoenix Life chooses to use assets from outside the closed block to support the dividends. The assets allocated to the closed block and any cash flows provided by those assets will solely benefit the holders of policies included in the closed block, except in the unlikely event of Phoenix Life's liquidation.

In addition to the closed block assets, we hold assets outside the closed block in support of closed block liabilities. Investment earnings on these assets less allocated expenses and the amortization of deferred acquisition costs provide an additional source of earnings to our shareholders. In addition, the amortization of deferred acquisition costs requires the use of various assumptions. To the extent that actual experience is more or less favorable than assumed, shareholder earnings will be impacted.

In addition, Phoenix Life remains responsible for paying the benefits guaranteed under the policies included in the closed block, even if cash flows and revenues from the closed block prove insufficient. Management does not believe that Phoenix Life will have to pay these benefits from assets outside the closed block unless the closed block business experiences very substantial adverse deviations in investment income, mortality, policy persistency or other experience factors. Phoenix Life intends to accrue any additional contributions necessary to fund guaranteed benefits under the closed block only if and when it becomes probable that Phoenix Life will be required to fund any shortage.

The following charts illustrate our corporate structure before and immediately after the demutualization.

STRUCTURE BEFORE DEMUTUALIZATION


POLICYHOLDERS
100%
PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
100%
PM HOLDINGS, INC.
Various %s
OTHER DOMESTIC AND FOREIGN SUBSIDIARIES
100%
PHOENIX INVESTMENT PARTNERS, LTD.

STRUCTURE AFTER DEMUTUALIZATION


THE PHOENIX COMPANIES, INC.
100%
PHOENIX LIFE INSURANCE COMPANY
100%
PHOENIX INVESTMENT MANAGEMENT COMPANY, INC.
100%
PHOENIX DISTRIBUTION HOLDING COMPANY (1)
100%
PHOENIX NATIONAL TRUST HOLDING COMPANY
100%
PM HOLDINGS, INC.
100%
PHOENIX INVESTMENT PARTNERS, LTD.
100%
PHOENIX CHARTER OAK TRUST COMPANY (2)
Various %s
OTHER DOMESTIC AND FOREIGN SUBSIDIARIES
Various %s
OTHER DOMESTIC AND FOREIGN SUBSIDIARIES

(1) Direct and indirect subsidiaries of this holding company include PHL Associates, Inc., Main Street Management and WS Griffith.

(2) See note 27 – "Subsequent Events" to the Consolidated Financial Statements in this Form 10-K.

As of December 31, 2001, we employed approximately 2,185 people, and we believe our relations with our employees are good.

Strategic Acquisitions and Investments

We made a number of strategic acquisitions and investments designed to solidify our position as a leading provider of wealth management solutions through advisors to the affluent and high-net-worth market and to businesses and institutions.

Life and Annuity

- In 2000, we acquired a controlling interest in Main Street Management, a broker-dealer with approximately 250 registered representatives which generated over 80% of its 2000 revenues from sales of variable annuities and mutual funds.

- In 1999, we acquired approximately 12% of Lombard, a pan-European life insurer based in Luxembourg which provides unit-linked life assurance products designed exclusively for high-net-worth investors.

- In 1999, we acquired a controlling interest in PFG, which develops, markets and underwrites specialized individually customized life and annuity products for high-net-worth investors.

- In 1998 and 2000, we purchased in a series of transactions a total of 9% of the common stock of Clark/Bardes, Inc. ("Clark/Bardes"), which provides a variety of compensation and benefit services to corporations, banks and healthcare organizations.

- In 1997, we acquired a $1.4 billion block of individual life and single premium deferred annuity business of the former Confederation Life, a company in liquidation.

- In 1992, Phoenix Mutual merged with Home Life, which enabled us to expand our affiliated distribution, broaden our product offerings, consolidate our back-office operations and create one of the fifteen largest mutual life insurance companies in the United States of America.

Investment Management

- On January 29, 2002, we acquired a 60% interest in KAR, a Los Angeles-based investment management firm. KAR provides investment management services to high-net-worth individuals, institutional accounts and sponsored managed accounts. See "Recent PXP Acquisitions" in Management's Discussion and Analysis in this Form 10-K.

- On November 14, 2001, we acquired a 65% interest in CapWest, a Denver-based investment management firm. CapWest provides investment management services to high-net-worth individuals, institutional accounts and sponsored management accounts. See "Recent PXP Acquisitions" in Management's Discussion and Analysis in this Form 10-K.

- In January 2001, we acquired a 75% interest in Walnut, a Philadelphia-based investment management firm, and Rutherford, Brown and Catherwood, LLC ("Rutherford"), its affiliated registered broker-dealer. Walnut provides investment management services primarily to high-net-worth individuals and institutional accounts.

- In 1999, we acquired the retail mutual fund and closed-end fund businesses of Zweig, a New York-based asset management firm with a conservative approach to equity investing with market downside protection.

- In 1997, we acquired Engemann, an asset management firm based in Pasadena. Engemann has an established presence in the managed account business, as well as in the affluent and high-net-worth market.

- In 1997, we acquired approximately 75% of Seneca, an asset management firm based in San Francisco. Seneca is primarily an institutional manager with a notable presence in the endowment and foundation markets, as well as the affluent and high-net-worth market. In 2001, we transferred a 6.5% interest in Seneca to Seneca's management.

- In a series of transactions from 1996 through May 2001, we acquired approximately 22% of the common stock of Aberdeen, a Scottish firm that manages assets of institutional and retail clients in several countries. In addition, we own subordinated notes of Aberdeen which are convertible at our option, subject to U.K. law.

- In 1995, we merged Phoenix Life's investment management operations with Duff & Phelps Corporation, a publicly traded asset manager, thereby creating Phoenix Duff & Phelps Corporation, which is now known as PXP, a non-public subsidiary of Phoenix.

- In 1993, we acquired National Securities and Research Corporation, an asset management firm with approximately $3.0 billion of assets under management at the time of acquisition.

Divestitures of Non-Core Businesses

In keeping with our increased focus on providing wealth management solutions to the affluent and high-net-worth market, since 1997 we repositioned our property and casualty distribution business as a non-core operation and disposed of three businesses. We established and developed each of these businesses, and sold each as a going concern.

- *Reinsurance Operations.* We entered the individual life reinsurance market in the early 1960s and thereafter expanded into related reinsurance lines including, group accident and group life and health reinsurance. In addition to this business' lack of strategic fit with our current operations, pricing trends in reinsurance in the late 1990s had turned unfavorable. In 1999, we sold our reinsurance business and placed the remaining group accident and health reinsurance business in runoff.

- *Real Estate Management Operations.* In 1995, we established a separate real estate management operation. In addition to its lack of strategic fit with our current operations, we sought to reduce our exposure to equity real estate as an asset class. In a series of transactions in 1998, 1999 and 2000, we sold our real estate management operations and disposed of the bulk of our equity real estate investments.

- *Group Life and Health Insurance Operations.* We entered the group life and health markets in the 1950s. In addition to its lack of strategic fit with our current operations, in light of industry consolidation, this business did not have the scale to compete adequately in the group insurance market. In 2000, we completed the sale of these operations, including 97% of the capital stock of the insurance company which constituted substantially all of such business, for cash and a 3% equity interest in GE Life and Annuity Assurance Company.

Item 2. Properties

Our executive headquarters consist of our main office building at One American Row and two other buildings in Hartford, Connecticut. We own these buildings and occupy most of the space contained in them. In addition to these properties, we own offices in Enfield, Connecticut and East Greenbush, New York, for use in the operation of our business. We also lease office space within and out of the United States of America as needed for our operations, including for use by our sales force. We believe that our properties are adequate for our current and expected needs.

Item 3. Legal Proceedings

General

We are regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming us as a defendant ordinarily involves our activities as an insurer, employer, investment adviser, investor or taxpayer. In addition, state regulatory bodies, the SEC, the NASD and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. These types of lawsuits and regulatory actions may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or significant regulatory action against us could have a material adverse effect on our business, results of operations and financial condition.

While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or to provide reasonable ranges of potential losses, it is the opinion of our management that their outcomes, after consideration of available insurance and reinsurance and the provisions made in our consolidated financial statements, are not likely to have a material adverse effect on our consolidated financial condition.

However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our operating results or cash flows.

Discontinued Reinsurance Business

The Life Companies' reinsurance business included, among other things, reinsurance by the Life Companies of other insurance companies' group accident and health business. During 1999, the Life Companies placed its remaining group accident and health reinsurance business into runoff, adopting a formal plan to terminate the related contracts as early as contractually permitted and not entering into any new contracts. As part of its decision to discontinue its remaining reinsurance operations, Phoenix Life reviewed the runoff block and estimated the amount and timing of future net premiums, claims and expenses.

We established reserves for claims and related expenses that we expect to pay on our discontinued group accident and health reinsurance business. These reserves are a net present value amount that is based on currently known facts and estimates about, among other things, the amount of insured losses and expenses that we believe we will pay, the period over which they will be paid, the amount of reinsurance we believe we will collect under our finite reinsurance and our other reinsurance to cover our losses and the likely legal and administrative costs of winding down the business. In 2000, we strengthened our reserves for our discontinued reinsurance business by $97 million (pre-tax). Total reserves were $30 million at December 31, 2001. In addition, in 1999 we purchased finite aggregate excess-of-loss reinsurance to further protect us from unfavorable results from this discontinued business. The initial premium for this coverage was $130 million. The maximum coverage available is currently $175 million and increases to $230 million by 2004.

The Life Companies is involved in two sets of disputes relating to reinsurance arrangements under which it reinsured group accident and health risks. The first of these involves contracts for reinsurance of the life and health carveout components of workers compensation insurance arising out of a reinsurance pool created and formerly managed by Unicover Managers, Inc. ("Unicover"). In addition, the Life Companies is involved in arbitrations and negotiations pending in the United Kingdom between multiple layers of reinsurers and reinsureds relating to transactions in which the Life Companies participated involving certain personal accident excess-of-loss business reinsured in the London market.

In light of our provisions for our discontinued reinsurance operations through the establishment of reserves and the finite reinsurance, based on currently available information, we do not expect these operations, including the proceedings described above, to have a material adverse effect on our consolidated financial position. However, given the large and/or indeterminate amounts involved and the inherent unpredictability of litigation, it is not possible to predict with certainty the ultimate impact on us of all pending matters or of our discontinued reinsurance operations.

Teamsters Local 710 Claim

The Teamsters Local 710 pension account, which was a DPIM account from 1994 until 1997, has demanded that DPIM return approximately $965,000 in investment management fees paid to DPIM by the Teamsters account. This demand arises out of the direction by DPIM of client commission dollars in exchange for the referral of the Teamsters account to DPIM. To date, the Teamsters account has not commenced litigation against DPIM. The outcome of this matter will not have any material adverse effect on our business.

Policyholder Lawsuits Challenging the Plan of Reorganization

Three pending lawsuits seek to challenge Phoenix Life's reorganization and the adequacy of the information provided to policyholders regarding the plan of reorganization. We believe that each of these lawsuits lacks merit. The first of these lawsuits, *Andrew Kertesz v. Phoenix Home Life Mut. Ins. Co., et al.*, was filed on April 16, 2001, in the Supreme Court of the State of New York for New York County. The plaintiff seeks to maintain a class action on behalf of a putative class consisting of the eligible policyholders of Phoenix Life as of December 18, 2000, the date the plan of reorganization was adopted. Plaintiff seeks compensatory damages for losses allegedly sustained by the class as a result of the demutualization, punitive damages and other relief. The defendants named in the lawsuit include Phoenix Life and Phoenix and their directors, as well as Morgan Stanley & Co. Incorporated, financial advisor to Phoenix Life in connection with the plan of reorganization.

The second lawsuit, *Paulette M. Fantozzi v. Phoenix Home Life Mut. Ins. Co., et al.*, was filed on August 23, 2001, in the Supreme Court of the State of New York for New York County. The allegations and relief requested in this class-action complaint are virtually identical to the allegations and relief sought in the *Kertesz* lawsuit. The defendants named in the *Fantozzi* action are the same as those named in *Kertesz*.

On October 19, 2001, motions to dismiss the claims asserted in the *Kertesz* and *Fantozzi* lawsuits were filed. These motions are pending. We intend to vigorously defend against all claims asserted in these two pending lawsuits.

On October 22, 2001, Andrew Kertesz filed a proceeding pursuant to Article 78 of the New York Civil Practice Law and Rules, *Andrew Kertesz v. Gregory V. Serio, et al.*, in the Supreme Court of New York for New York County. The Article 78 petition seeks to vacate and annul the decision and order of the New York Superintendent, dated June 1, 2001, approving the plan of reorganization. The petition names as respondents Phoenix Life and Phoenix and their directors and the New York Superintendent. We believe that the allegations of the petition are meritless and intend to vigorously defend against all the claims asserted.

Another lawsuit that sought to challenge the plan of reorganization, *Billie J. Burns v. Phoenix Home Life Mut. Ins. Co., et al.*, was filed on April 4, 2001, in the Circuit Court of Cook County, Illinois County Department, Chancery Division. A motion to dismiss that action was filed on May 4, 2001. On October 2, 2001, the court entered an order dismissing the action for want of prosecution.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders of Phoenix during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market of Registrant's Common Equity and Related Stockholder Matters

In connection with the June 25, 2001 demutualization of Phoenix Mutual, during the third and fourth quarters of 2001, Phoenix issued 10,165 shares of common stock to eligible policyholders, effective as of June 25. In reliance on the exemption under Section 3(a)(10) of the Securities Act of 1933, Phoenix issued such shares to policyholders in exchange for their membership interests without registration under such Act.

The following table presents the high and low prices for the common stock of The Phoenix Companies, Inc. on the New York Stock Exchange ("NYSE") for the periods indicated.

	High	Low
For the period from June 21, 2001 through June 30, 2001	$18.80	$16.75
Third Quarter	$19.35	$12.50
Fourth Quarter	$18.50	$12.80

Item 6. Selected Financial Data

The following table sets forth Phoenix's selected historical consolidated financial data as of and for each of the five years ended December 31, 2001. We derived the data for the years ended December 31, 1999, 2000 and 2001 and as of December 31, 2000 and 2001 from our audited consolidated financial statements included elsewhere in this Form 10-K. We derived the data for the years ended December 31, 1997 and 1998 and as of December 31, 1997, 1998 and 1999 from audited consolidated financial statements not included in this Form 10-K. Prior to June 25, 2001, Phoenix Life was the parent company of our consolidated group. In connection with the demutualization, Phoenix Life became a subsidiary and Phoenix became the parent company of our consolidated group.

We prepared the selected historical consolidated financial data, other than statutory data, in conformity with GAAP. We derived the statutory data from the Annual Statements of Phoenix Life and its subsidiaries filed with insurance regulatory authorities and prepared the statutory data in accordance with statutory accounting practices, which vary in certain respects from GAAP.

You should read the following in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included in this Form 10-K.

Income Statement Data:[1]

	For the Year Ended December 31,				
	1997	1998	1999	2000	2001
	(in millions, except earnings per share)				
Revenues:					
Premiums	$ 1,087.7	$ 1,175.8	$1,175.7	$ 1,147.4	$1,112.7
Insurance and investment product fees	401.3	537.5	574.6	631.0	546.4
Net investment income	720.7	859.6	953.1	1,129.6	835.1
Net realized investment gains (losses)	111.0	58.2	75.8	89.2	(72.4)
Total revenues	2,320.7	2,631.1	2,779.2	2,997.2	2,421.8
Total benefits and expenses	2,155.9	2,474.3	2,513.5	2,839.7	2,670.5
Income (loss) from continuing operations	124.8	91.9	162.1	94.8	(137.3)
Net income (loss) from discontinued operations, net of income taxes[2]	44.9	45.2	(72.9)	(11.5)	--
Cumulative effect of accounting changes[3]	--	--	--	--	(65.4)
Net income (loss)	$ 169.7	$ 137.1	$ 89.2	$ 83.3	$(202.7)
Pro forma earnings per share from continuing operations[4]	$ 1.19	$ .88	$ 1.55	$ .91	$ (1.31)
Pro forma earnings per share[4]	$ 1.62	$ 1.31	$ .85	$ .80	$ (1.94)

Balance Sheet Data:

	As of December 31,				
	1997	1998	1999	2000	2001
			(in millions)		
Total assets	$17,915.0	$18,798.0	$20,287.0	$20,313.2	$22,525.4
Long-term debt	$ 471.1	$ 449.3	$ 499.4	$ 425.1	$ 599.3
Total liabilities	$16,117.6	$16,969.4	$18,430.9	$18,335.4	$20,120.9
Minority interest in net assets of consolidated subsidiaries	$ 136.5	$ 92.0	$ 100.1	$ 136.9	$ 8.8
Total equity	$ 1,660.9	$ 1,736.6	$ 1,756.0	$ 1,840.9	$ 2,395.7

	As of or for the Year Ended December 31,				
	1997	1998	1999	2000	2001
Other Data:			(in millions)		
Assets under management	$54,742.8	$61,147.7	$73,181.4	$64,543.5	$61,215.1
Statutory Data:					
Premiums and deposits	$ 2,911.7	$ 2,578.8	$ 2,330.2	$ 2,344.8	$ 3,152.4
Net income	$ 66.6	$ 108.7	$ 131.3	$ 266.1	$ (13.4)
Policyholder surplus[5]	$ 844.0	$ 905.3	$ 1,054.1	$ 1,322.8	$ 1,149.8
Asset valuation reserve ("AVR")[6]	308.8	300.3	373.2	560.4	223.4
Total surplus and AVR	$ 1,152.8	$ 1,205.6	$ 1,427.3	$ 1,883.2	$ 1,373.2

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(1) See note 3 to our consolidated financial statements included in this Form 10-K for a summary of our significant accounting policies. The above income statement data have been derived from our audited financial statements, which have been retroactively restated to reflect the adoption of all applicable authoritative GAAP literature and accounting changes.

(2) During 1999, Phoenix Life discontinued the operations of three of its businesses which in prior years were reflected as the following reportable business segments: reinsurance operations, real estate management operations, and group life and health insurance operations.

The discontinuation of these businesses resulted from the sales of several operations and the implementation of plans to withdraw from the remaining businesses. These transactions do not affect the comparability of the financial data. The assets and liabilities of the discontinued operations have been excluded from the assets and liabilities of continuing operations and separately identified in the balance sheet data. Likewise, the income statement data have been restated for 1997 and 1998 to exclude from continuing operations the operating results of discontinued operations. See note 14 to our consolidated financial statements included in this Form 10-K.

(3) In the first quarter of 2001, we recognized the following cumulative effect adjustments for accounting changes:

◦ *Venture Capital*

We record our investments in venture capital partnerships in accordance with the equity method of accounting. We record our share of the net equity in earnings of the venture capital partnerships in accordance with GAAP, using the most recent financial information received from the partnerships. Historically, this information had been provided to us on a one-quarter lag. Due to the volatility in the equity markets, we believed the one-quarter lag in reporting was no longer appropriate. Therefore, we changed our method of applying the equity method of accounting to eliminate the quarterly lag in reporting.

We recorded a charge of $48.8 million (net of income taxes of $26.3 million) representing the cumulative effect of this accounting change on the fourth quarter of 2000. The cumulative effect was based on the actual fourth quarter 2000 financial results as reported by the partnerships.

◦ *Derivatives*

Effective January 1, 2001, we adopted a new accounting pronouncement, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This adoption resulted in a cumulative effect adjustment of $3.9 million (net of income taxes of $2.1 million). See note 3 to our consolidated financial statements included in this Form 10-K.

In the second quarter of 2001, we recognized the following cumulative effect adjustment for accounting changes:

◦ *Securitized Financial Instruments*

Effective April 1, 2001, we adopted EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investments ("EITF 99-20"). This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific valuation methods to these securities for an other-than-temporary decline in value. Upon adoption of EITF 99-20, we recorded a $20.5 million charge to net income as a cumulative effect of accounting change, net of income taxes.

(4) Earnings per share for the five years in the period ended December 31, 2001 is calculated pro-forma based on 104.6 million weighted-average shares outstanding. The pro forma weighted-average shares outstanding calculation excludes the period of time before the IPO, during which no common stock shares were issued.

(5) In accordance with accounting practices prescribed by the New York State Insurance Department, policyholder surplus for 1997 and subsequent periods includes $175.0 million of total principal amount of surplus notes outstanding.

(6) This statutory reserve is intended to mitigate changes to the balance sheet as a result of fluctuations in asset values.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis reviews our consolidated financial condition as of December 31, 2000 and 2001; our consolidated results of operations for the years ended December 31, 1999, 2000 and 2001; and, where appropriate, factors that may affect our future financial performance. You should read this discussion in conjunction with "Selected Financial Data" and our consolidated financial statements and the notes thereto included in this Form 10-K.

Overview

We are a leading provider of wealth management products and services offered through a variety of select advisors and financial services firms to serve the accumulation, preservation and transfer needs of the affluent and high-net-worth market, businesses and institutions. We refer to our products and services together as our wealth management solutions. We offer a broad range of life insurance, annuity and investment management solutions through a variety of distributors. These distributors include affiliated and non-affiliated advisors and financial services firms who make our solutions available to their clients.

We provide our wealth management solutions through two operating segments – Life and Annuity and Investment Management. Through Life and Annuity we offer a variety of life insurance and annuity products, including universal, variable universal, whole and term life insurance, and a range of annuity offerings. We conduct activities in Investment Management largely through Phoenix Investment Partners, Ltd. ("PXP") and its subsidiaries, comprising two lines of business — private client and institutional. Through our private client line of business, we provide investment management services principally on a discretionary basis, with products consisting of open-end mutual funds and managed accounts. Managed accounts include intermediary programs sponsored and distributed by non-affiliated broker-dealers and managed accounts sold and administered by us. These two types of managed accounts generally require minimum investments of $100,000 and $1 million, respectively. Our private client business also provides transfer agency, accounting and administrative services to most of our open-end mutual funds.

We report our remaining activities in two non-operating segments — Venture Capital and Corporate and Other. Venture Capital includes investments primarily in the form of limited partnership interests in venture capital funds, leveraged buyout funds and other private equity partnerships sponsored and managed by third parties. See "Business—Venture Capital Segment." Corporate and Other includes unallocated capital and expenses, as well as certain businesses not of sufficient scale to report independently. See "Business—Corporate and Other Segment." These non-operating segments are significant for financial reporting purposes, but do not contain products or services relevant to our core wealth management operations.

We derive our revenues principally from:

- premiums on whole life insurance;
- insurance and investment product fees on variable life and annuity products and universal life products;
- investment management and related fees; and
- net investment income and net realized investment gains.

Under accounting principles generally accepted in the United States of America ("GAAP"), premium and deposit collections for variable life, universal life and annuity products are not recorded as revenues but are instead reflected on the balance sheet as an increase in separate account liabilities (in the case of certain investment options of variable products) or in policy liabilities and accruals (in the case of other products) or policyholder deposit funds (in the case of fixed annuities and certain investment options of variable annuities).

Our expenses consist principally of:

- insurance policy benefits provided to policyholders, including interest credited on policyholders' general account balances;
- policyholder dividends;
- amortization of deferred policy acquisition costs;
- amortization of goodwill and other intangible assets;
- interest expense;
- other operating expenses; and
- income taxes.

Our profitability depends principally upon:

- the adequacy of our product pricing, which is primarily a function of our ability to select underwriting risks, as well as our mortality experience, our ability to generate investment earnings, our ability to maintain expenses in accordance with our pricing assumptions, and our policies' persistency, meaning the percentage of policies remaining in force from year to year as measured by premiums;
- the amount and composition of assets under management;
- the maintenance of our target spreads between the rate of earnings on our investments and dividend and interest rates credited to customers; and
- our ability to manage expenses.

Prior to the demutualization, we focused on participating life insurance products, which pay policyholder dividends. As of December 31, 2001, 75% of our life insurance reserves were for participating policies. As a result, a significant portion of our expenses consists, and will continue to consist, of such policyholder dividends. Our net income is reduced by the amounts of these dividends. Policyholder dividends paid were $360.5 million, $378.0 million and $400.1 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Our sales and financial results over the last several years have been affected by economic and industry trends. Americans generally, have begun to rely less on whole life insurance, defined benefit retirement plans and social security and other government programs to meet their post-retirement financial needs. Reflecting this trend, sales of our whole life insurance products have declined in recent years. Concurrently, the baby boom generation has begun to enter its prime savings years. These factors have had a positive effect on sales of our variable life and annuity products, mutual funds and managed account products. See "Business—Market Opportunity."

Discontinued Operations

We discontinued the operations of several businesses that did not align with our business strategy. The discontinuation involved the sales of several operations and the implementation of plans to withdraw from other businesses.

During 1999, we sold our real estate management business and signed a definitive agreement to sell our group life and health insurance business. This latter sale was completed in the second quarter of 2000. We recorded net pre-tax gains of $5.9 million in 1999 and $71.1 million in 2000 in connection with these dispositions.

Also in 1999, we exited our reinsurance business, which included individual life reinsurance, group life and health reinsurance and group personal accident business, by selling the individual life and the group life and health reinsurance businesses and placing the remaining group accident and health reinsurance business into runoff. We recognized pre-tax losses of $173.1 million in 1999 and $103.0 million in 2000 in connection with this exit. See "Business—Divestitures of Non-Core Businesses." Included in the 2000 loss is an increase in reserve estimates on the group accident and health reinsurance business of $97.0 million (pre-tax). See note 14 to our audited consolidated financial statements included in this Form 10-K.

The assets and liabilities of the discontinued operations are excluded from the assets and liabilities of continuing operations and separately identified on our consolidated balance sheet. Net assets of the discontinued operations totaled $25.5 million and $20.8 million as of December 31, 2000 and 2001, respectively. Our consolidated statements of income have been restated for 1999 to exclude from continuing operations the operating results of discontinued operations. See "Selected Financial Data" and note 14 to our consolidated financial statements included in this Form 10-K for information about the operating results of our discontinued operations.

Purchase of PXP Minority Interest

On September 10, 2000, Phoenix Life Insurance Company ("Phoenix Life") and PXP entered into an agreement and plan of merger, by which Phoenix Life agreed to purchase PXP's outstanding common stock owned by third parties for a price of $15.75 per share. In connection with this merger, which closed on January 11, 2001, Phoenix Life paid total cash of $339.3 million to those stockholders. After the merger, some third party holders of PXP's convertible subordinated debentures converted their debentures, and PXP redeemed all remaining outstanding debentures held by third parties. PXP made cash payments totaling $38.2 million in connection with these conversions and redemptions. In addition, PXP accrued non-recurring compensation expenses of $57.0 million to cash out restricted stock, $5.5 million of related compensation costs,

$19.7 million in non-recurring retention costs and $3.9 million in non-recurring transaction costs during the year ended December 31, 2001.

As a result of the merger, PXP became a wholly-owned subsidiary of Phoenix Life and PXP's shares of common stock were de-listed from the New York Stock Exchange. In accordance with the plan of reorganization, on the effective date of the demutualization Phoenix Life transferred to Phoenix Investment Management Company, Inc. all the outstanding shares of common stock of PXP for $640.0 million, the fair market value of those shares on that date.

Phoenix Life obtained from internal sources the cash it paid to PXP's third party stockholders. In January 2001, PXP borrowed $95.0 million under its then existing credit facility to fund payments with respect to outstanding restricted stock and fund the redemption or conversion of its convertible subordinated debentures.

The purchase of the PXP minority interest as described above has resulted in intangible assets, primarily consisting of investment management contracts and goodwill of $297.5 million, reflected on our consolidated balance sheets. We are amortizing investment management contracts over their estimated lives, which generally range from five to sixteen years. We are amortizing goodwill over a period of forty years through December 31, 2001. See *Business Combinations/Goodwill and Other Intangible Assets* in Management's Discussion and Analysis of Financial Condition and Results of Operations regarding goodwill amortization.

Recent PXP Acquisitions

In November 2001, we paid $5.0 million in cash for a 65% interest in Capital West Asset Management, LLC ("CapWest"). Under the terms of the purchase agreement, we may be obligated to pay more for our initial ownership interest in 2005 depending upon CapWest's future revenue growth through 2004. In addition, under the terms of the purchase agreement, we will purchase an additional 10% ownership interest in CapWest. The remaining ownership interests in CapWest will be retained by its management. At December 31, 2001, CapWest had approximately $138.0 million in assets under management.

Under the terms of an agreement executed in 2001 to purchase a majority interest in Kayne Anderson Rudnick Investment Management, LLC ("KAR"), we purchased an initial 60% interest on January 29, 2002 and will purchase an additional 15% ownership interest by 2007. The remaining ownership interests in KAR were retained by its management. The initial purchase price was approximately $100 million; we may be obligated to pay additional sums in 2004 for the 60% interest based upon management fee revenue growth through 2003. This transaction does not include the firm's broker-dealer, Kayne Anderson Associates, or its hedge fund affiliate, Kayne Anderson Capital Advisors Inc. KAR had approximately $7.5 billion in assets under management at the time of closing. KAR's results of operations for 2001 are not included in our consolidated results of operations.

The Demutualization

On June 25, 2001, Phoenix Life converted from a mutual life insurance company to a stock life insurance company and became our wholly-owned subsidiary. Phoenix Life established a closed block for the benefit of holders of certain individual life insurance policies (closed block policies). The purpose of the closed block is to ensure that the reasonable dividend expectations of policyholders who own policies included in the closed block are met. The closed block will continue in effect until the date none of such policies is in force. On the effective date of the demutualization, Phoenix Life allocated assets to the closed block in an amount that produces cash flows which, together with anticipated revenue from the closed block policies, are reasonably expected to be sufficient in the aggregate: (*i*) to support the obligations and liabilities relating to these policies, and (*ii*) to provide for a continuation of dividend scales in effect at that time, if the experience underlying such scales continues. Appropriate adjustments will be made to the dividend scales when actual experience differs from the aggregate experience underlying such scales. In particular, actual experience may, in the aggregate, be more favorable than Phoenix Life assumed in establishing the closed block. In that case, the policy dividend scale may be increased. Conversely, to the extent that actual experience is, in the aggregate, less favorable than Phoenix Life assumed in establishing the closed block, the policy dividend scale may be decreased, unless Phoenix Life chooses to use assets from outside the closed block to support the dividends. The assets allocated to the closed block and any cash flows provided by those assets will solely benefit the holders of policies included in the closed block, except in the unlikely event of Phoenix Life's liquidation.

In addition to the closed block assets, we hold assets outside the closed block in support of closed block liabilities. Investment earnings on these assets less allocated expenses and the amortization of deferred acquisition costs provide an additional source of earnings to our shareholders. In addition, the amortization of deferred acquisition costs requires the use of various assumptions. To the extent that actual experience is more or less favorable than assumed, shareholder earnings will be impacted.

In addition, Phoenix Life remains responsible for paying the benefits guaranteed under the policies included in the closed block, even if cash flows and revenues from the closed block prove insufficient. We funded the closed block to provide for these payments and for continuation of dividends paid under 2000 policy dividend scales, assuming the experience underlying such dividend scales continues. Therefore, we do not believe that Phoenix Life will have to pay these benefits from assets outside the closed block unless the closed block business experiences very substantial adverse deviations in investment, mortality, persistency or other experience factors. We intend to accrue any additional contributions necessary to fund guaranteed benefits under the closed block when it becomes probable that we will be required to fund any shortage.

As specified in the plan of reorganization, the allocation of assets for the closed block was made as of December 31, 1999. Consequently, cumulative earnings on the closed block assets and liabilities for the period January 1, 2000 to December 31, 2001 in excess of expected cumulative earnings do not inure to stockholders and have been used to establish a policyholder dividend obligation as of June 30, 2001. The initial policyholder dividend obligation for the period January 1, 2000 to June 30, 2001 of $115.5 million consists of $45.2 million of earnings and unrealized gains on assets in the closed block as of June 30, 2001 of $70.3 million. The increase in the policyholder dividend obligation for the period July 1, 2001 to December 31, 2001 of $51.7 million pre-tax, consists of $13.2 million of pre-tax earnings and the change in unrealized gains on assets in the closed block for the period July 1, 2001 to December 31, 2001 of $38.5 million, pre-tax.

We incurred costs relating to the demutualization, excluding costs relating to the initial public offering, of approximately $38.0 million, net of income taxes of $9.7 million, of which $14.1 million was recognized for the year ended December 31, 2000 and $23.9 million was recognized for the year ended December 31, 2001. We estimate we will have additional expenses relating to the demutualization of approximately $1.0 million in 2002.

Recently Issued Accounting Standards

Securitized Financial Instruments. Effective April 1, 2001, we adopted Emerging Issues Task Force ("EITF") Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("EITF 99-20"). This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific valuation methods to these securities to determine if there has been an other-than-temporary decline in value. Upon adoption of EITF 99-20, we recorded a $20.5 million charge to net income as a cumulative effect of accounting change, net of income taxes.

Derivative Financial Instruments. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("SFAS 138"). As amended, SFAS 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings.

On January 1, 2001, in accordance with the transition provisions of SFAS 133, we recorded a net-of-tax cumulative effect adjustment of $1.3 million (gain) in earnings to recognize at fair value all derivatives that are designated as fair-value hedging instruments. We also recorded an offsetting net-of-tax cumulative effect adjustment of $1.3 million (loss) in earnings to recognize the difference attributable to the hedged risks between the carrying values and fair values of the related hedged assets and liabilities. We also recorded a net-of-tax cumulative effect adjustment of $1.1 million in accumulated other comprehensive income to recognize, at fair value, all derivatives that are designated as cash-flow hedging instruments.

For derivative instruments that were not designated as hedges, upon implementation of SFAS 133, we recorded a net-of-tax cumulative effect adjustment of $3.9 million in earnings to recognize these instruments at fair value. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not included in the cumulative effect adjustment. There were no gains or losses on derivative instruments that were reported independently as deferred assets or liabilities that required de-recognition from the balance sheet.

Accounting for Demutualizations. Effective June 30, 2001, we adopted Statement of Position No. 00-3, Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and For Certain Long-Duration Participating Contracts ("SOP 00-3"). The provisions of SOP 00-3 provide guidance on accounting by insurance enterprises for demutualizations and the formation of mutual holding companies, including the emergence of earnings from and the financial statement presentation of the closed block established in connection with the demutualization. SOP 00-3 specifies that closed block assets, liabilities, revenues and expenses should be displayed with all other assets, liabilities, revenues and expenses of the insurance enterprise based on the nature of the particular item, with appropriate disclosures relating to the closed block.

As a result of the adoption of SOP 00-3, we recorded a charge of $30.3 million to equity in the second quarter of 2001 representing the establishment of the policyholder dividend obligation along with the corresponding impact on deferred policy acquisition costs and deferred income taxes.

Business Combinations/Goodwill and Other Intangible Assets. In June 2001, SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), were issued. SFAS 141 and SFAS 142 are effective for July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. SFAS 141 also requires that upon adoption of SFAS 142 a company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. Under SFAS 142, amortization of goodwill, including goodwill and other intangible assets with indefinite lives recorded in past business combinations, will discontinue upon adoption of this standard, and reporting units must be identified for the purpose of assessing potential future impairments of goodwill. We recognized $16.5 million in goodwill amortization during 2001. Goodwill amortization will not be recognized after 2001 in accordance with SFAS 142. In addition, goodwill recorded as a result of business combinations completed during the six-month period ending December 31, 2001 will not be amortized.

The provisions of the SFAS 141 and SFAS 142 also apply to equity-method investments made both before and after June 30, 2001. SFAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.

SFAS 142 requires that goodwill be tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment and, in the year of adoption, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of a company's fiscal year. Intangible assets deemed to have an indefinite life would be tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year in the year of adoption. We have prepared preliminary analyses in preparation of the adoption of SFAS 142, and expect to record a charge of approximately $120 million to $140 million which will be reflected as a cumulative effect of a change in accounting principle in the first quarter of 2002.

Impairment of Long-Lived Assets. In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective January 1, 2002. Under SFAS 144, long-lived assets to be sold within one year must be separately identified and carried at the lower of carrying value or fair value less costs to sell.

Long-lived assets expected to be held longer than one year are subject to depreciation and must be written down to fair value upon impairment. Long-lived assets no longer expected to be sold within one year, such as some foreclosed real estate, must be written down to the lower of current fair value or fair value at the date of foreclosure adjusted to reflect depreciation since acquisition. We are currently reviewing the provisions of SFAS 144 and assessing the impact of adoption.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting policies are reflective of significant judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is an explanation of our accounting policies considered most significant by management. See note 3 to the consolidated financial statements for further information on key accounting policies.

Deferred Policy Acquisition Costs ("DAC"). The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to production of new business, are deferred.

The method used to amortize DAC depends on how the policy was classified. For individual participating life insurance policies, DAC is amortized in proportion to estimated gross margins. For universal life, variable universal life and accumulation annuities, DAC is amortized in proportion to estimated gross profits.

The amortization process requires the use of various assumptions, estimates and judgments about the future. The primary assumptions are expenses, investment performance, mortality and contract cancellations (i.e., lapses, withdrawals and surrenders). These assumptions are reviewed on a regular basis and are generally based on our past experience, industry studies, regulatory requirements and judgments about the future. Changes in these assumptions could result in adjustment to the amortization of DAC. Finally, analyses are performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.

Policy Liabilities and Accruals. Most individual life and annuity products we sell are characterized by the payment of a level or single premium by the policyholder, even though the cost of the benefits and services is not level over the term of the contract. Accordingly, a liability is established to provide for the estimated cost of these future benefits and services.

The actuarial methods used to establish these liabilities depend on how the policy is classified. For individual participating life insurance policies, the liability for future benefits and services is calculated using the net level premium method with the contractual guaranteed rates of interest and mortality rates used in calculating the cash surrender values. The guaranteed interest rates range from 2.25% to 6.0%. For universal life, variable universal life and accumulation annuities, the policyholder deposits funds and investment earnings on fund balances, which range from 4.0% to 7.15%, and fees that have been assessed to compensate us for future services are held as a liability.

A liability is established for both reported claims not yet paid and claims incurred but not yet reported. This liability is based on our past experience and judgments about the future. In addition, analyses are performed periodically to assess adequacy of such liabilities. Changes in experience could result in additional liabilities.

Debt Securities. Debt securities are primarily reported either at fair value based on quoted market prices where available or quoted market prices of comparable instruments, or estimated using discounted cash flows that reflect interest rates currently being offered with similar terms to borrowers of similar credit quality, such as for private placement bonds. Debt securities are considered impaired when a decline in fair value is considered to be other than temporary. If events or circumstances change, the assumptions used to assess fair value could be affected and additional impairment losses could result.

Venture Capital Partnerships. Investments in venture capital partnerships are recorded in accordance with the equity method of accounting. The pro rata share of the earnings or losses of the partnerships, which represent realized and unrealized investment gains and losses, as well as operations of the partnership, is included in investment income. Our share of the net equity in earnings of the venture capital partnerships is recorded in accordance with GAAP, using the most recent financial information received from the partnerships. To estimate the net equity in earnings of the venture capital partnerships for each quarter, a methodology was developed to estimate the change in value of the underlying investee companies in the venture capital partnerships. For public investee companies, quoted market prices at the end of each quarter are used, applying liquidity discounts to these prices in instances where such discounts were applied in the underlying partnerships' financial statements. For private investee companies, a public industry sector index was implied to roll the value forward each quarter. This methodology is applied consistently each quarter with subsequent adjustments to reflect market events reported by the partnerships (e.g., new rounds of financing, initial public offerings and writedowns by the general partners). In addition, on an annual basis, the valuations that have been assigned to the investee companies will be revised to reflect the valuations contained in the audited financial statements received from the venture capital partnerships. If events or circumstances change, the estimate of the net equity in earnings of the venture capital partnerships could be affected and an adjustment to net investment income could result.

Consolidated Results of Operations

The following table and discussion presents summary consolidated financial data for the years ended December 31, 1999, 2000 and 2001.

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Revenues:			
Premiums	$1,175.7	$1,147.4	$1,112.7
Insurance and investment product fees	574.6	631.0	546.4
Net investment income	953.1	1,129.6	835.1
Net realized investment gains (losses)	75.8	89.2	(72.4)
Total revenues	2,779.2	2,997.2	2,421.8
Benefits and expenses:			
Policy benefits and increase in policy liabilities	1,373.1	1,409.8	1,406.7
Policyholder dividends	360.5	378.0	400.1
Amortization of deferred policy acquisition costs	147.9	356.0	133.0
Amortization of goodwill and other intangible assets	40.1	36.9	49.4
Interest expense	34.0	32.7	27.3
Demutualization expenses	--	21.8	25.9
Other operating expenses	557.9	604.5	628.1
Total benefits and expenses	2,513.5	2,839.7	2,670.5
Income (loss) from continuing operations before income taxes, minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	265.7	157.5	(248.7)
Income tax expense (benefit)	99.0	56.2	(110.5)
Minority interest in net income of consolidated subsidiaries	(10.1)	(14.1)	(7.2)
Equity in earnings of and interest earned from investments in unconsolidated affiliates	5.5	7.6	8.1
Income (loss) from continuing operations	162.1	94.8	(137.3)
Discontinued operations:			
Income from discontinued operations, net of income taxes	36.1	9.4	--
Loss on disposal, net of income taxes	(109.0)	(20.9)	--
Cumulative effect of accounting changes for:			
Venture capital partnerships, net of income taxes	--	--	(48.8)
Securitized financial instruments, net of income taxes	--	--	(20.5)
Derivative financial instruments, net of income taxes	--	--	3.9
Net income (loss)	$ 89.2	$ 83.3	$ (202.7)

The decrease in premiums of 2% and 3% in 2000 and 2001, respectively, was primarily due to whole life premiums, which decreased $17.1 million and $24.8 million in 2000 and 2001, respectively, reflecting the shift to variable products, for which revenues are recognized through insurance and investment product fees. There were also decreases of $9.4 million and $4.0 million in 2000 and 2001, respectively, due to the runoff of the Confederation Life whole life business.

The decrease in insurance and investment product fees of 13% in 2001 was due to the following: Investment Management fees decreased $66.3 million, or 20%, primarily as a result of decreases in average assets under management partially due to negative investment performance and our sale of PXP's Cleveland operations in June 2000. Corporate and Other fees decreased $15.5 million, or 55%, primarily due to lower fees resulting from our decision to exit our physician practice management business in the third quarter of 2000. These decreases were slightly offset by the increases in fees in Life and Annuity of $1.1 million, or 0.4%, primarily as a result of increased sales of variable universal life products.

The increase in insurance and investment product fees of 10% in 2000 was due to the following: Investment Management fees increased $40.1 million, primarily from increases in average assets under management due to investment performance from late 1999 through September 2000, offset, in part, by negative performance in the fourth quarter of 2000. Life and Annuity fees increased $25.0 million due to increased sales of variable products and investment performance from late 1999 through September 30, 2000, offset, in part, by negative investment performance in the fourth quarter of 2000. In addition, sales of non-affiliated products increased through WS Griffith Advisors, Inc. ("WS Griffith"), resulting in increased commission revenue. Corporate and Other fees decreased $14.1 million, primarily due to the sale of our property casualty distribution subsidiary in May 1999.

Net investment income decreased 26% in 2001 primarily due to the decrease in Venture Capital net investment income of $361.8 million, or 131%, due to equity market performance in the technology sector, which produced favorable returns in 2000, but suffered significant declines during 2001. During the first quarter of 2001 we changed our method of applying the equity method of accounting to our venture capital partnerships to eliminate the quarterly lag in reporting. See — "Venture Capital Segment" and note 5 of our consolidated financial statements. Corporate and Other net investment income decreased $29.2 million, primarily the result of the sale of assets to fund the purchase of the PXP minority interest in January 2001, partially offset by the earnings on the IPO proceeds. These decreases were also partially offset by increases in Life and Annuity net investment income $99.5 million, or 13%, due to higher average invested assets. Average invested assets, excluding venture capital partnerships, were $12,958.9 million in December 2001, an increase of $1,262.6 million, or 11%, from $11,696.3 million in December 2000. The yield on average invested assets, excluding venture capital partnerships, was 7.4% for the twelve months ended December 2001, compared to 7.5% for the comparable period in 2000.

Net investment income increased 18% in 2000 primarily due to the increase in Venture Capital net investment income of $137.4 million due to favorable returns in stock market performance in the technology sector in the first nine months of 2000. Also, average invested assets, excluding venture capital partnerships, were $11,696.3 million in 2000, an increase of $393.3 million, or 3%, from $11,303.0 million in 1999. The yield on average invested assets, excluding venture capital partnerships, was relatively consistent over each period.

The decrease in net realized gains of 181% in 2001 was due primarily to credit related realized losses of $78.8 million mostly attributable to the impairment of Enron and related entities, Argentine issuers, Global Crossing Ltd. and several collateralized debt obligations. Also in 2001, a $4.7 million loss was recorded due to a subsequent price adjustment on the sale of our Cleveland office, which occurred in June 2000. In 2000, non-recurring gains of $130.2 million on the sale of common stock were recorded. Offsetting these were non-recurring interest-related losses on debt securities of $33.8 million.

The increase in net realized investment gains of 18% in 2000 was principally due to realized gains of $130.2 million from the sale of common stock of National Oilwell and other common stocks, offset by losses, primarily interest-rate-related, of $33.8 million from the sale of debt securities. Factors affecting the 1999 results included non-recurring gains of $40.1 million related to the sale of our property and casualty distribution subsidiary, $18.5 million from repayment of mortgages, $2.9 million from sales of real estate properties and $18.5 million from other invested assets primarily as a result of the sale of part of our holdings in Emprendimiento Compartido, S.A. ("EMCO").

In 2001, the increase in policy benefits, increase in policy liabilities and policyholder dividends of 1% was primarily due to higher interest credited on the guaranteed interest account of variable annuities. In 2000, the increase in policy benefits, increase in policy liabilities and policyholder dividends of 3% was primarily due to higher dividends on participating whole life policies and higher benefits for variable products due to growth in business. In addition, death benefits increased in 2000 for traditional and group executive ordinary life insurance, offset by a decline in policy benefits due to the runoff of the Confederation Life block.

The decrease in amortization of deferred policy acquisition costs of 62% in 2001 was primarily a result of a one-time adjustment to deferred policy acquisition costs in 2000 of $218.2 million in our participating block.

The increase in amortization of deferred policy acquisition costs of 141% in 2000 was due primarily to a one-time adjustment to deferred acquisition costs of $218.2 million in our participating block. In December 2000, we reallocated the assets supporting the participating life policies. This reallocation was approved by Phoenix Life's board of directors on December 18, 2000 and resulted in a reduction of approximately seventy-one basis points in the investment yield on the assets supporting participating policies. As a consequence, our regular evaluation of estimated future gross margins related to the participating policies resulted in a one-time increase in amortization of deferred acquisition costs due to the change in expected investment earnings from the invested assets allocated to support these policy liabilities. The reallocation of assets resulted in 2000 in the one-time adjustment to deferred policy acquisition costs described and will result in lower deferred policy acquisition cost amortization in future periods.

The increase in amortization of goodwill and other intangible assets of 34% in 2001 was primarily due to the increase in Investment Management amortization. This increase in amortization resulted from our purchase of the PXP minority interest in January 2001, our acquisition of a 75% interest in Walnut Asset Management LLC ("Walnut") in January 2001 and our payment of $50.0 million in September 2000 for the Roger Engemann and Associates, Inc. ("Engemann") acquisition.

The decrease in amortization of goodwill and other intangible assets of 8% in 2000 is due to the following: Life and Annuity amortization decreased $5.8 million primarily due to a write-off of goodwill in 1999, offset by the increase in Investment

Management amortization of $1.5 million. This increase resulted primarily from increased amortization related to our acquisition of Zweig Fund Group ("Zweig") in March 1999 and to the final payment of $50.0 million in September 2000 for the Engemann acquisition, and was offset, in part, by the reduction in intangible assets related to our sale of PXP's Cleveland operations in June 2000.

The increase in other operating expenses of 4% in 2001 is primarily due to the increase of $100.7 million in non-recurring items including expenses of $84.9 million related to the acquisition of the PXP minority interest and of $23.8 million related to an early retirement program. The increase in other operating expenses is partially offset by the decrease in Corporate and Other of $57.9 million related to decreases of $23.3 million in compensation and related expenses, decreases of $14.1 million in special charitable contributions given in 2000 and our decision to exit our physician practice management business in the third quarter of 2000. Investment Management other operating expenses also decreased $10.4 million primarily as a result of reduced incentive compensation for certain subsidiaries that, in accordance with their respective operating agreements, receive compensation directly related to earnings, which have declined as a result of investment performance.

The increase in other operating expenses of 12% in 2000 is due to the following: Life and Annuity other operating expenses increased $24.6 million due primarily to increased compensation and related expenses reflecting continued growth in business, including additions to our staff of product specialists, incentive compensation and to investments in technology. Investment Management other operating expenses increased $35.9 million due to increases in various incentive compensation programs. Non-compensation related costs also increased primarily in support of company initiatives begun during the year. Corporate and Other operating expenses increased due to a contribution to our charitable foundation and expenses related to a decision to exit the physician practice management business. These expenses were offset by a reduction in expenses due to the sale of our property and casualty distribution subsidiary in May 1999.

Income tax benefit was $110.5 million in 2001, a decrease of $166.7 million, or 296% from $56.2 million in income tax expense for 2000. This change reflects a tax benefit from operating losses for the year ended December 31, 2001, compared to a tax expense on operating gains for the year ended December 31, 2000. The effective tax rate increased to 44% for the year ended December 31, 2001 compared to a nominal tax rate of 35%, primarily due to the elimination of the surplus tax liability.

The decrease in minority interest in net income of consolidated subsidiaries of 49% in 2001 was due to our purchase of the PXP minority interest in January 2001.

The decrease in income from discontinued operations of 74% in 2000 was due primarily to the sale of the group insurance operations in April 2000. With respect to the decrease in discontinued operations' loss on disposal of 81% in 2000, there was a gain on sale from the group operations of $71.7 million, offset by losses of $103.0 million related to our reinsurance operations.

Effects of Inflation

For the years ended December 31, 1999, 2000 and 2001, we do not believe inflation had a material effect on our consolidated results of operations, except insofar as inflation may have affected interest rates.

Results of Operations by Segment

We evaluate segment performance on the basis of segment after-tax operating income. Realized investment gains and some non-recurring items are excluded because management does not consider them when evaluating the financial performance of the segments. The size and timing of realized investment gains are often subject to management's discretion. Non-recurring items are removed from segment after-tax operating income if, in management's opinion, they are not indicative of overall operating trends. While some of these items may be significant components of our net income reported in accordance with GAAP, we believe segment after-tax operating income is an appropriate measure which represents the net income attributable to the ongoing operations of our business. The criteria used by management to identify non-recurring items and to determine whether to exclude a non-recurring item from segment after-tax operating income include whether the item is infrequent and:

- is material to the segment's after-tax operating income; or
- results from a business restructuring; or
- results from a change in the regulatory environment; or
- relates to other unusual circumstances (e.g., litigation).

Non-recurring items excluded by management from segment after-tax operating income may vary from period to period. Because such items are excluded based on management's discretion, inconsistencies in the application of management's selection criteria may exist. Segment after-tax operating income is not a substitute for net income determined in accordance with GAAP and may be different from similarly titled measures of other companies.

Segment Allocations

We allocate capital to Investment Management on an historical cost basis and to insurance products based on 250% of company action level risk-based capital. We allocate net investment income based on the assets allocated to each segment. We allocate other costs and operating expenses to each segment based on a review of the nature of such costs, cost allocations using time studies, and other allocation methodologies.

The following table presents a reconciliation of segment after-tax operating income to GAAP reported income from continuing operations.

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Segment after-tax operating income:			
Life and Annuity	$ 46.7	$ 19.6	$ 54.1
Investment Management	23.9	23.9	(15.5)
Venture Capital	90.9	180.2	(54.9)
Corporate and Other	(15.3)	(17.5)	(8.9)
Total segment after-tax operating income (loss)	146.2	206.2	(25.2)
After-tax adjustments:			
Net realized investment gains (losses)	49.2	55.0	(46.2)
Deferred policy acquisition costs adjustment (1)	--	(141.8)	--
Early retirement pension adjustment (2)	(17.6)	--	(15.5)
Pension adjustment (3)	--	--	2.9
Demutualization expense (4)	--	(14.1)	(23.9)
Surplus tax (5)	(11.2)	(10.4)	21.0
Portfolio (loss) gain (6)	(3.8)	3.1	--
Loss on sublease transaction (7)	--	(.7)	--
Partnership gains (8)	--	--	2.4
Restructuring charges (9)	(.7)	--	--
Expenses of purchase of PXP minority interest (10)	--	(.7)	(52.8)
Litigation settlement (11)	--	(1.8)	--
Total after-tax adjustments	15.9	(111.4)	(112.1)
GAAP Reported income:			
Income (loss) from continuing operations	$ 162.1	$ 94.8	$(137.3)

(1) An increase to deferred policy acquisition costs amortization resulting from a change in estimated future investment earnings due to a reallocation in December 2000 of assets supporting the participating life policies.

(2) In 1999 and 2001, we offered special early retirement programs that enhanced the retirement benefits of employees who accepted the offer.

(3) Reduction in pension plan cost due to a change in the corridor used to amortize deferred gains and losses.

(4) Represents non-recurring expenses related to the demutualization.

(5) As a mutual life insurance company, Phoenix Life was subject, in the periods indicated, to a surplus tax limiting the ability of mutual insurance companies to deduct the full amount of policyholder dividends from taxable income. Phoenix Life will not be subject to such a surplus tax for 2001 and future years, as a result of its demutualization in June 2001. Re-estimation of the surplus tax liability for prior years at September 30, 2001, resulted in the elimination of the liability

(6) Related to the reimbursement and subsequent reinsurance recovery of two mutual fund investment portfolios which had inadvertently sustained losses.

(7) Represents one-time expenses related to sublease transactions on certain office space.

(8) Represents gains related to distributions from PXP partnership investments.

(9) Represents various restructuring charges including: expenses resulting from a senior executive exercising certain rights under an employment agreement, charges related to the outsourcing of fund accounting operations, and severance costs related to staff reductions resulting primarily from the closing of PXP's equity management department in Hartford and PXP's reductions in the institutional line of business.
(10) Represents expenses related to the purchase of the PXP minority interest including: PXP's accrual of non-recurring compensation expenses of $57.0 million to cash out stock options, $5.5 million of related compensation costs, non-recurring retention costs of $19.7 million, and non-recurring transaction costs of $3.9 million. Income taxes of $33.3 million were calculated using an effective tax rate of 38.8%.
(11) Represents a charge related to a litigation settlement with former clients of PXP and its former financial consulting subsidiary.

Life and Annuity Segment

The following table and discussion presents summary financial data relating to Life and Annuity for the years ended December 31, 1999, 2000 and 2001.

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Operating Results:			
Revenues:			
Premiums	$1,175.7	$1,147.4	$1,112.7
Insurance and investment product fees	277.7	302.7	303.8
Net investment income	768.3	791.4	890.9
Total revenues	2,221.7	2,241.5	2,307.4
Benefits and expenses:			
Policy benefits and dividends	1,723.6	1,775.8	1,797.2
Amortization of deferred policy acquisition costs	147.9	137.8	133.0
Other operating expenses	278.0	297.7	293.4
Total benefits and expenses	2,149.5	2,211.3	2,223.6
Operating income before income taxes	72.2	30.2	83.8
Income tax expense	25.5	10.6	29.4
Minority interest in net income of consolidated subsidiaries	--	--	.3
Segment after-tax operating income	46.7	19.6	54.1
After-tax adjustments:			
Net realized investment (losses) gains	10.3	(15.8)	(19.8)
Deferred policy acquisition costs adjustment	--	(141.8)	--
Total after-tax adjustments	10.3	(157.6)	(19.8)
GAAP reported income (loss):			
Income (loss) from continuing operations	$ 57.0	$(138.0)	$ 34.3

The decrease in premiums of 2% and 3% in 2000 and 2001, respectively was primarily due to whole life premiums which decreased $17.1 million and $24.8 million in 2000 and 2001. The declines reflect the shift to variable products, for which revenues are recognized through insurance and investment product fees. There were also decreases in both 2001 and 2000 due to the runoff of the Confederation Life whole life business.

The increase in insurance and investments product fees in 2000 and 2001 reflects the shift of sales from our traditional whole life business to variable products as follows:

- The increase in insurance and investment product fees of 0.4% in 2001 was due to the following. Insurance and investment product fees for variable annuities decreased because average assets under management decreased as a result of negative investment performance. At December 31, 2001, funds under management for variable annuities were $4.7 billion, an increase of $0.3 billion, or 8%, from December 31, 2000. The decrease in funds under management due to negative investment performance was $0.6 billion from December 31, 2000. Variable annuity sales were $1.5 billion for the year ended 2001, an increase of 117% from 2000 primarily as a result of our expanded distribution system and a single case deposit of $200 million received in June 2001. Variable annuity benefits and surrenders were $516.6 million, a decrease of 18% from 2000. Fees related to our trust operations decreased $5.8 million due to the sale of our New Hampshire trust and agency operations. These decreases were offset by increases in fees related to our variable universal life products of $18.4 million, or 26%. Even though funds under management for variable universal life remained relatively flat over 2000, variable universal life fees increased because a significant portion of the fees are premium-based or are based upon net amount at risk. At December 31, 2001, funds under management for variable universal life were $1,096.0 million, an increase of $14.7 million, or 1%, from December 31, 2000. Funds under management decreased $194.0 million from December 31, 2000 due to negative investment performance. Variable universal life deposits were $336.1 million in 2001, an increase of 30% from 2000. Variable universal life benefits and surrenders were $32.9 million, a decrease of 7% from 2000.

- The increase in insurance and investment product fees of 9% in 2000 was due to the growth in our variable products business. Insurance and investment product fees for variable products and universal life increased $16.0 million, due to increased sales for the year and investment performance from late 1999 through September 30, 2000, offset, in part, by negative investment performance in the fourth quarter of 2000. Variable annuity sales were $687.0 million for 2000, an 80% increase from 1999. Variable universal life sales were $258.2 million for 2000, a 26% increase from 1999. These variable product sales were offset by benefits and surrenders of $668.8 million for 2000, remaining relatively unchanged from 1999. Total funds under management were $7.0 billion as of December 31, 2000, a 6% decrease from $7.4 billion as of December 31, 1999. Insurance and investment product fees also increased $8.2 million from WS Griffith due to an increase in commissions related to the sale of non-affiliated products.

The increase in net investment income of 3% and 13% in 2000 and 2001, respectively, was primarily the result of higher average invested assets.

The increase in policy benefits, increase in policy liabilities and policyholder dividends of 1% in 2001 was primarily due to higher interest credited on the guaranteed interest account of variable annuities. The increase in policy benefits, increase in policy liabilities and policyholder dividends of 3% in 2000 was primarily due to the increase in dividends of $18.5 million due to increases in cash values on whole life policies. Policy benefits were $14.1 million higher in 2000 for variable products due to growth in the business, and $26.0 million higher for whole life business, due primarily to a reinsurance accounting adjustment reflecting, as a liability, future profits expected to accrue to our reinsurers as a result of improvements in mortality.

The decrease in amortization of deferred policy acquisition costs of 4% in 2001 is primarily due to a one-time adjustment to deferred acquisition costs in 2000 of $218.2 million in our participating block. Whole life amortization expenses declined $25.5 million in 2000 due primarily to lower deferred acquisition expenses caused by decreased sales volume and $8.0 million due to the runoff of the Confederation Life whole life business. The decrease in amortization of deferred policy acquisition costs in 2000 excludes a one-time increase in 2000 in the amortization of deferred acquisition costs of $218.2 million in our participating block relating to the reallocation of assets supporting participating life policies. These decreases were offset by increased amortization on universal life products and term products, due to business growth.

Other operating expenses remained relatively flat in 2001. The increase in other operating expenses of 7% in 2000 was primarily related to the growth of our Life and Annuity business, including an increase of $11.5 million in compensation expenses resulting, in part, from additions to our staff of product specialists and incentives, an increase of $5.5 million in expenses related to technology initiatives and an increase of $8.4 million due to growth in WS Griffith and PHL Associates, Inc. These expenses were offset, in part, by a decrease in amortization of goodwill and other intangible assets of $5.8 million due to a write-off of goodwill in 1999.

Investment Management Segment

The following table and discussion presents summary financial data relating to Investment Management for the years ended December 31, 1999, 2000 and 2001.

	For the Year Ended December, 31		
Operating Results:	1999	2000	2001
		(in millions)	
Revenues:			
Investment product fees	$ 284.3	$ 324.4	$ 258.1
Net investment income	3.1	2.6	1.6
Total revenues	$ 287.4	$ 327.0	$ 259.7

Operating Results:	1999	2000	2001
		For the Year Ended December, 31 (in millions)	
Expenses:			
Amortization of goodwill and other intangible assets	$ 30.3	$ 31.8	$ 49.0
Interest expense	16.8	17.9	14.9
Other operating expenses	187.0	222.9	212.5
Total expenses	234.1	272.6	276.4
Income (loss) from continuing operations before income taxes, minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	53.3	54.4	(16.7)
Income tax expense (benefit)	23.0	25.7	(2.6)
Minority interest in net income of consolidated subsidiaries	(10.1)	(11.0)	(6.9)
Equity in earnings of and interest earned from investments in unconsolidated affiliates	3.7	6.2	5.5
Segment after-tax operating income (loss)	23.9	23.9	(15.5)
After-tax adjustments:			
Net realized investment gains	--	5.2	.5
Portfolio (loss) gain	(3.8)	3.1	--
Partnership gains	--		2.4
Loss on sublease transaction	--	(.7)	--
Restructuring charges	(.7)		--
Expenses of purchase of PXP minority interest	--	(.7)	(52.8)
Litigation settlement	--	(1.8)	--
Total after-tax adjustments	(4.5)	5.1	(49.9)
GAAP reported income:			
Income (loss) from continuing operations	$ 19.4	$ 29.0	$ (65.4)

The decrease in investment product fees of 20% in 2001 was primarily the result of decreases of $8.5 billion and $1.4 billion in average assets under management for the private client and institutional lines of business, respectively. Our sale of PXP's Cleveland operations in June 2000 accounted for approximately $1.7 billion of the decrease in average institutional assets under management. At December 31, 2001, Investment Management had $52.1 billion in assets under management, a decrease of $4.5 billion, or 8%, from December 31, 2000. This decrease consisted of a $6.8 billion decrease due to investment performance, offset, in part, by net asset inflows of $.5 billion, a $0.8 billion increase as a result of our IPO, and increases of $0.7 billion and $0.1 billion resulting from the acquisition of a 75% interest in Walnut in January 2001 and a 65% interest in CapWest in November 2001, respectively. Sales of private client products in 2001 were $4.5 billion, a decrease of 24% from the same period in 2000, and redemptions from existing accounts were $5.3 billion, an increase of 4% from the same period in 2000. Sales of institutional accounts in 2001 were $5.0 billion, a decrease of 10% from the same period in 2000, and lost accounts and withdrawals from existing accounts were $3.8 billion, a decrease of 49% from the same period in 2000.

The increase in investment product fees of 14% in 2000 was the result of increases of $4.1 billion and $0.3 billion in average assets under management for the private client and institutional lines of business, respectively. Sales of private client products in 2000 were $5.9 billion, an increase of 56% from 1999, but were offset by redemptions of $5.1 billion, an increase of 20% from 1999. Sales of institutional accounts in 2000 were $5.6 billion, a decrease of 5% from 1999, but were offset by lost accounts and withdrawals from existing accounts, excluding the effect of the Cleveland sale, of $7.4 billion, an increase of 46% from 1999. PXP sold its Cleveland-based operations on June 30, 2000 and received cash of $5.0 million and a note receivable of $3.3 million. The transaction did not have a material impact on pre-tax results of operations. However, due to the inclusion of $8.5 million of non-deductible goodwill in the tax basis of the Cleveland operations, PXP recorded a $3.4 million tax expense.

The increases in amortization of goodwill and intangibles from 1999 through 2001 were due to the acquisition of Zweig in March 1999, the payment of $50.0 million in September 2000 for the Engemann acquisition and our acquisition of an interest in

Walnut in January 2001. The 1999 to 2000 increase was offset, in part, by the reduction in intangible assets related to the sale of PXP's Cleveland operations in June 2000.

The decrease in interest expense of 17% in 2001 was due to debt repayments in the third quarter and a 2.8% decrease in the average interest rate paid on outstanding debt as compared to the same period in 2000. The increase in interest expense of 7% in 2000 resulted from financing the Zweig acquisition and the September payment to Engemann.

The decrease in other operating expenses of 5% in 2001 was primarily the result of reduced incentive compensation for certain subsidiaries that, in accordance with their respective operating agreements, receive compensation directly related to earnings, which have declined as a result of investment performance. The increase in other operating expenses of 19% in 2000 was primarily due to various incentive compensation programs relating to increased sales and improved investment performance and the addition of wholesaling and other marketing positions in both the private client and institutional lines of business in the third quarter of 2000. Non-compensation related costs increased primarily in support of company initiatives begun during the year which related primarily to distribution and technology.

The decrease in minority interest in net income of consolidated subsidiaries of 37% in 2001 was due primarily to our purchase of the PXP minority interest in January 2001. The increase of 9% in 2000 was due to the increased earnings of PXP.

The changes in equity in earnings of and interest earned from investment in unconsolidated affiliates from 1999 through 2001 were due primarily to the equity in earnings of Aberdeen.

Venture Capital Segment

Our investments in Venture Capital are primarily in the form of limited partnership interests in venture capital funds, leveraged buyout funds and other private equity partnerships sponsored and managed by third parties. We refer to all of these types of investments as venture capital.

We record our investments in venture capital partnerships in accordance with the equity method of accounting. Our pro rata share of the earnings or losses of the partnerships, which represent realized and unrealized investment gains and losses, as well as operations of the partnership, is included in our investment income. We record our share of the net equity in earnings of the venture capital partnerships in accordance with GAAP, using the most recent financial information received from the partnerships. Historically, this information had been provided to us on a one-quarter lag. Due to the volatility in the equity markets, we believed the one-quarter lag in reporting was no longer appropriate. Therefore, we changed our method of applying the equity method of accounting to eliminate the quarterly lag in reporting. We removed the lag in reporting by estimating the change in our share of the net equity in earnings of the venture capital partnerships for the period from December 31, 2000, the date of the most recent financial information provided by the partnerships, to our then current reporting date of March 31, 2001. To estimate the net equity in earnings of the venture capital partnerships for each quarter, we developed a methodology to estimate the change in value of the underlying investee companies in the venture capital partnerships. For public investee companies, we used quoted market prices at the end of each quarter, applying liquidity discounts to these prices in instances where such discounts were applied in the underlying partnerships' financial statements. For private investee companies, we applied a public industry sector index to roll the value forward each quarter. We applied this methodology consistently each quarter with subsequent adjustments to reflect market events reported by the partnerships (e.g., new rounds of financing, initial public offerings and writedowns by the general partners). In addition, we will annually revise the valuations we have assigned to the investee companies to reflect the valuations contained in the audited financial statements received from the venture capital partnerships. Our venture capital earnings remain subject to variability.

In the first quarter of 2001, we recorded a charge of $48.8 million (net of income taxes of $26.3 million) representing the cumulative effect of this accounting change on the fourth quarter of 2000. The cumulative effect was based on the actual fourth quarter 2000 financial results as reported by the partnerships.

The following table and discussion presents summary financial data relating to Venture Capital for the years ended December 31, 1999, 2000 and 2001.

Operating Results:	For the Year Ended December, 31		
	1999	2000	2001
		(in millions)	
Revenues:			
Net investment income (loss)...............	$ 139.9	$ 277.3	$ (84.5)
Operating income (loss) before income taxes....................................	139.9	277.3	(84.5)
Expenses:			
Income tax expense (benefit)..................	49.0	97.1	(29.6)
Segment after-tax operating income (loss) (1)...	$ 90.9	$ 180.2	$ (54.9)

(1) Excludes a charge of $48.8 million representing the cumulative effect of an accounting change in the first quarter of 2001, as described above.

The decrease in net investment income of 131% in 2001 was primarily driven by stock market performance in the technology sector, which produced very favorable returns in 2000 but suffered significant declines during 2001. The increase in net investment income of 98% in 2000 was primarily driven by stock market performance in the technology sector in the first nine months of 2000.

Corporate and Other Segment

The following table and discussion presents summary financial data relating to Corporate and Other for the years ended December 31, 1999, 2000 and 2001.

Operating Results:	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Revenues:			
Insurance and investment product fees......	$ 42.2	$ 28.1	$ 12.6
Net investment income..............................	31.3	47.5	18.3
Total revenues..	73.5	75.6	30.9
Benefits and expenses:			
Policy benefits and increase in policy liabilities..	10.0	12.0	9.6
Interest expense...	17.2	14.7	12.4
Other operating expenses..........................	87.8	102.4	40.3
Total expenses...	115.0	129.1	62.3
Operating loss before income taxes, minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates....................	(41.5)	(53.5)	(31.4)
Income tax benefit....................................	(24.4)	(34.7)	(19.9)
Equity in earnings of and interest earned from investments in unconsolidated affiliates..	1.8	1.3	2.6
Segment after-tax operating loss...............	(15.3)	(17.5)	(8.9)
After-tax adjustments:			
Net realized investment gains (losses)....	38.9	65.6	(26.9)
Early retirement pension adjustment.......	(17.6)	--	(15.5)
Pension adjustment................................	--	--	2.9
Demutualization expense........................	--	(14.1)	(23.9)
Surplus tax...	(11.2)	(10.4)	21.0
Total after-tax adjustments	$ 10.1	$ 41.1	$ (42.4)

Operating Results:	For the Year Ended December 31, 1999	2000	2001
		(in millions)	
GAAP reported income:			
Income (loss) from continuing operations	$ (5.2)	$ 23.6	$ (51.3)

The decrease in insurance and investment product fees of 55% in 2001 was primarily due to the decision to exit our physician practice management business in the third quarter of 2000. The decrease of 33% in 2000 was primarily due to the sale of our property and casualty distribution subsidiary in May 1999.

Net investment income consists of income from invested assets not allocated to other segments. The decrease of 61% in 2001 was primarily the result of the sale of assets to fund the purchase of the PXP minority interest in January 2001, partially offset by the earnings on the IPO proceeds. The increase of 45% in 2000 was primarily the result of higher average invested assets due to the proceeds from the sale of our group insurance operations.

The decrease in policy benefits and increase in policy liabilities of 20% in 2001 was primarily due to a decrease in reserves related to our group pension business. The increase in policy benefits and increase in policy liabilities of 20% in 2000 was primarily due to an increase in reserves related to our group pension business.

The decrease in interest expense of 16% and 15% in 2001 and 2000, respectively, was due to a decrease in corporate borrowings.

The decrease in other operating expenses of 61% in 2001 was primarily due to decreases of $23.3 million in compensation and related expenses, $14.1 million of special charitable contributions made in 2000, which were not repeated in 2001, and the effect of our decision to exit our physician practice management business in the third quarter of 2000. The increase in other operating expenses of 17% in 2000 was due to a $10.5 million increase in contributions to our charitable foundation and $13.8 million in expenses related to our decision to exit our physician practice management business. These expenses included goodwill write-offs, expenses related to contract terminations and severance costs. In addition, other operating expenses increased $10.6 million due primarily to corporate advertising, litigation and the growth of Phoenix Global Solutions (India) Pvt. Ltd. ("PGS"). These expenses were offset, in part, by a $20.3 million reduction in expenses due to the sale of our property and casualty distribution subsidiary in May 1999.

The increase in equity in earnings of and interest earned from investments in unconsolidated affiliates of 100% in 2001 was due primarily to our equity in the increased earnings of Hilb, Rogal and Hamilton Company ("HRH") and EMCO. The increase of 56% in 2000 was due primarily to our equity in the increased earnings of HRH.

General Account

The invested assets in our general account are generally of high quality and broadly diversified across asset classes, sectors and individual credits and issuers. Our general account assets are managed by our Investment Management professionals. We manage our general account assets in investment segments that support specific product liabilities. These investment segments have distinct investment policies that are structured to support the financial characteristics of the specific liability or liabilities within them. Segmentation of assets allows us to manage the risks and measure returns on capital for our various businesses and products.

Separate Account Investments and Investment Trusts

Separate account assets are managed in accordance with the specific investment contracts and guidelines relating to our variable products. We generally do not bear any investment risk on assets held in separate accounts. Rather, we receive investment management fees based on assets under management. Generally, assets held in separate accounts are not available to satisfy general account obligations.

Investment trusts are assets held for the benefit of those institutional clients which have investments in structured finance products offered and managed by our investment management subsidiary. Investment trusts, for which PXP is the sponsor and actively manages the assets, and for which there is not a substantive amount of outside third party equity investment in the trust, are consolidated in the financial statements. In 2001, we determined that two out of the eight investment trusts that PXP sponsored did not have a substantive amount of outside equity and, as a result, we concluded that consolidation was required. Our financial exposure is limited to our share of equity and bond investments in these vehicles and there are no financial guarantees from, or recourse to, us for these investment trusts. Asset valuation changes are directly offset by changes in the corresponding liabilities. We receive investment management fees for services provided to the trust.

Asset/Liability and Risk Management

Our primary investment objective is to maximize after-tax investment return within defined risk parameters. Our primary sources of investment risk are:

- credit risk, which relates to the uncertainty associated with the ongoing ability of an obligor to make timely payments of principal and interest;

- interest rate risk, which relates to the market price and cash flow variability associated with changes in market interest rates; and

- equity risk, which relates to the volatility of prices for equity and equity-like investments.

We manage credit risk through fundamental analysis of the underlying obligors, issuers and transaction structures. We employ a staff of specialized and experienced credit analysts who review obligors' management, competitive position, financial statements, cash flow, coverage ratios, liquidity and other key financial and non-financial information. These specialists recommend the investments needed to fund our liability guarantees within diversification and credit rating guidelines. In addition, when investing in private debt securities, we rely upon broad access to management information, negotiated protective covenants, call protection features and collateral protection. We review our debt security portfolio regularly to monitor the performance of obligors and assess the integrity of their current credit ratings.

We manage interest rate risk as part of our asset/liability management process and product design procedures. Asset/liability management strategies include the segmentation of investments by product line, and the construction of investment portfolios designed to satisfy the projected cash needs of the underlying liabilities. We identify potential interest rate risk in portfolio segments by modeling asset and liability durations and cash flows under current and projected interest rate scenarios. We use these projections to assess and control interest rate risk.

We also manage interest rate risk by emphasizing the purchase of securities that feature prepayment restrictions and call protection. Our product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products. In addition, we selectively apply derivative instruments, such as interest rate swaps, swaptions, and floors to reduce the interest rate risk inherent in our portfolios. These derivatives are transacted with highly rated counterparties and monitored for effectiveness on an ongoing basis. We use derivatives exclusively for hedging purposes.

We manage equity risk, as well as credit risk, through industry and issuer diversification and asset allocation. Maximum exposure to an issuer is defined by quality ratings, with higher quality issuers having larger exposure limits. We have an overall limit on below investment-grade rated issuer exposure.

For further information about our management of interest rate risk and equity risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Information About Market Risk."

Debt Securities

Our debt security portfolio consists primarily of investment-grade publicly traded and privately placed corporate bonds; residential mortgage-backed securities; commercial mortgage-backed securities; and asset-backed securities. As of December 31, 2001, debt securities represented 68% of general account invested assets, with a carrying value of $9,599.2 million. Public debt securities represented 76% of this total amount, with the remaining 24% represented by private debt securities. In the fourth quarter of 2001, we reclassified our held-to-maturity debt securities to available-for-sale. Our debt securities are classified as available-for-sale and are reported at fair value with unrealized gains or losses included in equity.

Each year, the majority of our net cash flows are invested in investment grade debt securities. However, we maintain a portfolio allocation between 6% and 10% of debt securities in below investment grade rated bonds. Allocations are based on our assessment of relative value and the likelihood of enhancing risk-adjusted portfolio returns. The size of our allocation to below investment grade bonds is constrained by the size of our net worth. We are subject to the risk that the issuers of the debt securities we own may default on principal and interest payments, particularly if a major economic downturn occurs. As of December 31, 2001, total debt securities having an increased risk of default (those securities with a Securities Valuation Office

("SVO") securities rating of four or greater) totaled $40.5 million, or 0.4%, of our total debt security portfolio, and our below investment grade debt securities represented 8% of our total debt security portfolio.

The following table displays the SVO ratings for our debt security portfolio as of the dates indicated, along with an equivalent S&P rating agency designation. The majority of our bonds are investment grade, with 92% invested in Categories 1 and 2 securities as of December 31, 2001.

Total Debt Securities by Credit Quality

SVO Rating	S&P Equivalent Designation	As of December 31, 2000	As of December 31, 2001
		(in millions)	
1	AAA/AA/A	$ 5,359.3	$ 6,130.8
2	BBB	1,979.7	2,686.7
3	BB	573.9	581.6
4	B	240.6	173.0
5	CCC and lower	15.5	38.6
6	In or near default	3.9	23.3
	Total	8,172.9	9,634.0
Less debt securities of discontinued operations		114.3	34.8
Total debt securities, continuing operations		$ 8,058.6	$ 9,599.2

The following table displays the credit quality of our public debt security portfolio as of the dates indicated.

Public Debt Securities by Credit Quality

SVO Rating	S&P Equivalent Designation	As of December 31, 2000	As of December 31, 2001
		(in millions)	
1	AAA/AA/A	$ 4,285.0	$ 5,019.3
2	BBB	1,083.7	1,667.9
3	BB	491.5	452.9
4	B	200.2	150.4
5	CCC and lower	1.5	18.0
6	In or near default	1.4	19.8
	Total	$ 6,063.3	$ 7,328.3

The following table displays the credit quality of our private debt security portfolio as of the dates indicated.

Private Debt Securities by Credit Quality

SVO Rating	S&P Equivalent Designation	As of December 31, 2000	As of December 31, 2001
		(in millions)	
1	AAA/AA/A	$ 1,074.3	$ 1,111.5
2	BBB	896.0	1,018.8
3	BB	82.4	128.7
4	B	40.4	22.6
5	CCC and lower	14.0	20.6
6	In or near default	2.5	3.5
	Total	$ 2,109.6	$ 2,305.7

Certain Risks Related to Our Business

Downturns in securities markets have adversely affected and could continue to adversely affect revenues from our investment management business.

There are two main ways in which market declines and volatility have affected, or have the potential to affect, our revenues negatively. First, significant market volatility or declines may cause potential purchasers of our products to refrain from new or additional investments, and current investors to withdraw from the markets or reduce their rates of investment. Second, because the revenues of our investment management and variable products businesses are to a large extent based on fees related to the value of assets under our management, the decline in the securities markets has reduced, and could further reduce, our fee revenues by reducing the value of the investment assets we manage.

Changes in interest rates could harm cash flow and profitability in our life and annuity businesses.

Cash flows relating to, and the profitability of, our life insurance and annuity businesses are sensitive to interest rate changes. In periods of increasing interest rates, life insurance policy loans and surrenders and withdrawals may increase, as policyholders seek investments with higher perceived returns. This process could result in cash outflows requiring us to sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which could cause us to suffer realized investment losses.

Conversely, during periods of declining interest rates, a decrease in the spread between interest and dividend rates to policyholders and returns on our investment portfolio could adversely affect our profitability. During such periods, life insurance and annuity products may be relatively more attractive investments, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased percentages of policies remaining in force during a period when we are earning lower returns on our investments. For this reason, a sustained period of declining interest rates could cause cash flow problems for us.

A downgrade in our claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affect relationships with distributors and reduce sales. Any of these occurrences would reduce our revenues from sales of life insurance policies.

Claims paying ability ratings, sometimes referred to as financial strength ratings, indicate a rating agency's view of an insurance company's ability to meet its obligations to its insureds. These ratings are key factors underlying the competitive position of life insurers. In particular, several of the non-affiliated distributors of our life insurance products refuse to do business with insurance companies that are rated lower than AA- for financial strength by Standard & Poor's Ratings Services, or the equivalent of such rating issued by other recognized ratings agencies. Phoenix Life currently has ratings of AA- ("Very Strong") from Standard & Poor's, Aa3 ("Excellent") from Moody's Investors Service, Inc., A ("Excellent") from A.M. Best Company, Inc. and AA ("Very High") from Fitch IBCA. A ratings downgrade or the potential for such a downgrade for Phoenix Life could adversely affect our ability to compete. Any of these occurrences could have a material adverse effect on our revenues from sales of life insurance policies.

Liquidity and Capital Resources

In the normal course of business, we enter into transactions involving various types of financial instruments such as debt securities and equity securities. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations. We also make off-balance sheet commitments related to venture capital partnerships; as of December 31, 2001, total unfunded capital commitments were $166.8 million.

Liquidity refers to the ability of a company to generate sufficient cash flow to meet its cash requirements. The following discussion combines liquidity and capital resources as these subjects are interrelated.

The Phoenix Companies, Inc. (unconsolidated)

Our primary uses of liquidity include the payment of dividends on our common stock, loans or contributions to our subsidiaries, debt service and the funding of our general corporate expenses.

Our primary source of liquidity is dividends from Phoenix Life. Based on the historic cash flows and the current financial results of Phoenix Life, and subject to any dividend limitations which may be imposed upon Phoenix Life or any of its subsidiaries by regulatory authorities, we believe that cash flows from Phoenix Life's operating activities will be sufficient to enable us to make dividend payments on our common stock, pay our operating expenses, service our outstanding debt, make contributions to our subsidiaries and meet our other obligations. In addition, we have a master credit facility under which we have direct borrowing rights, as do Phoenix Life and PXP with our unconditional guarantee.

Under the New York Insurance Law, the ability of Phoenix Life to pay stockholder dividends to us in any calendar year in excess of the lesser of:

(1) 10% of Phoenix Life's surplus to policyholders as of the immediately preceding calendar year; or

(2) Phoenix Life's statutory net gain from operations for the immediately preceding calendar year, not including realized capital gains,

is subject to the discretion of the New York Superintendent of Insurance.

The dividend limitation imposed by the New York Insurance Law is based on the statutory financial results of Phoenix Life. Statutory accounting practices differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. The significant differences relate to deferred acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions and surplus notes.

We do not expect to receive significant dividend income from PXP for several years, because we expect that during this time PXP will use a substantial portion of its cash flows from operations to pay down its outstanding debt.

Consolidated Financial Condition

The following tables present selected consolidated balance sheet data for the years indicated for the purpose of discussing significant changes in our consolidated financial condition.

	As of December 31,	
	2000	2001
	(in millions)	
Total investments	$ 11,877.4	$ 13,263.8
Goodwill and other intangible assets	582.6	858.6
Investments in unconsolidated affiliates	173.2	330.6
Policy liabilities and accruals	11,372.6	11,993.4
Policyholder deposit funds	678.4	1,368.2
Long-term debt	425.1	599.3
Other liabilities	473.3	595.1
Minority interest in net assets of consolidated subsidiaries	136.9	8.8

The increase in total investments of 12% in 2001 is due to the investments of our IPO and debt offering proceeds and growth in our annuity business.

The increase in goodwill and other intangible assets of 47% in 2001 is primarily due to the purchase of the PXP minority interest, from which we recorded $297.5 million in such assets.

The 91% increase in investments in unconsolidated affiliates in 2001 is primarily related to the reclassification of Aberdeen and HRH convertible subordinated notes from held-to-maturity to available-for-sale and the resulting market appreciation recorded on that transfer.

The 5% increase in policy liabilities and accruals in 2001 is primarily due to increased life insurance reserves and the establishment of the PDO.

The 102% increase in policyholder deposit funds in 2001 is due to an increase in annuity deposits to the guaranteed interest account ("GIA") option during 2001. Annuity deposits increased primarily as a result of successful product launches.

The 41% increase in long-term debt in 2001 is due to our public debt offering during the fourth quarter of 2001.

The 94% decrease in minority interest in net assets of consolidated subsidiaries in 2001 is due to the purchase of the PXP minority interest, which resulted in PXP becoming our wholly-owned subsidiary.

	As of December 31,	
	1999	2000
	(in millions)	
Total investments	$ 11,284.0	$ 11,877.4
Deferred policy acquisition costs	1,318.8	1,019.0
Net assets of discontinued operations	187.6	25.5
Policyholder deposit funds	538.2	678.4

The 5% increase in total investments in 2000 was primarily due to growth in our venture capital partnerships from realized gains of $129.2 million, net unrealized gains on securities and a general increase in business.

The 23% decrease in deferred policy acquisition costs in 2000 was the result of a one-time adjustment to deferred policy acquisition costs of $218.2 million in our participating block.

The 86% decrease in net assets of discontinued operations in 2000 was due to the sale of our real estate management and group life and health businesses in 2000.

The 26% increase in policyholder deposit funds in 2001 was due to an increase in annuity deposits to the GIA option during 2000.

Phoenix Life

Phoenix Life's liquidity requirements principally relate to: the liabilities associated with its various life insurance and annuity products; the payment of dividends to us; operating expenses; contributions to subsidiaries; and payment of principal and interest on outstanding debt obligations. Phoenix Life's liabilities arising from its life insurance and annuity products include the payment of benefits, as well as cash payments in connection with policy surrenders, withdrawals and loans. Phoenix Life also has liabilities arising from the runoff of the remaining group accident and health reinsurance discontinued operations.

Historically, Phoenix Life has used cash flow from operations and investment activities to fund its liquidity requirements. Phoenix Life's principal cash inflows from its life insurance and annuities activities come from premiums, annuity deposits and charges on insurance policies and annuity contracts, as well as dividends and distributions from subsidiaries. Phoenix Life's principal cash inflows from its investment activities result from repayments of principal, proceeds from maturities, sales of invested assets and investment income.

Additional sources of liquidity to meet unexpected cash outflows are available from Phoenix Life's portfolio of liquid assets. These liquid assets include substantial holdings of U.S. government and agency bonds, short-term investments and marketable debt and equity securities. The cash Phoenix Life received as consideration for the transfer of shares of common stock of PXP and other subsidiaries following the demutualization was a non-recurring source of liquidity. Pursuant to the plan of reorganization, this cash payment was $659.8 million.

Phoenix Life's current sources of liquidity also include a master credit facility under which it has direct borrowing rights, subject to Phoenix's unconditional guarantee (see "Debt Financing"). Following the demutualization, Phoenix Life no longer has access to the cash flows generated by the closed block assets.

As of December 31, 2001, Phoenix Life received life insurance claims relating to the September 11, 2001 terrorist attacks totaling $11.7 million. Claim costs were $3.7 million, net of reinsurance, of which $2.1 million reduced net income and $1.6 million were funded by the closed block.

A primary liquidity concern with respect to life insurance and annuity products is the risk of early policyholder and contractholder withdrawal. Phoenix Life closely monitors its liquidity requirements in order to match cash inflows with expected cash outflows, and employs an asset/liability management approach tailored to the specific requirements of each product line, based upon the return objectives, risk tolerance, liquidity, tax and regulatory requirements of the underlying products. In particular, Phoenix Life maintains investment programs generally intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with relatively long lives, such as life insurance, are matched with assets having similar estimated lives, such as long-term public and private placement debt securities. Shorter-term liabilities are matched with investments such as short-term and medium-term debt securities.

The following table summarizes Phoenix Life's annuity contract reserves and deposit fund liabilities in terms of contractholders' ability to withdraw funds for the indicated periods:

Withdrawal Characteristics of Annuity Contract Reserves and Deposit Fund Liabilities(1)

	As of December 31,			
	2000		2001	
	Amount	%	Amount	%
	(dollars in millions)			
Not subject to discretionary withdrawal provision	$ 182.8	4%	$ 173.9	3%
Subject to discretionary withdrawal without adjustment	688.3	14%	1,054.8	21%
With market value adjustment	17.2	--%	239.1	5%
Subject to discretionary withdrawal at contract value less surrender charge	173.9	3%	453.3	9%
Subject to discretionary withdrawal at market value	4,041.5	79%	3,087.5	62%
Total annuity contract reserves and deposit fund liability.	$5,103.7	100%	$5,008.6	100%

---

(1) Data are reported on a statutory basis, which more accurately reflects the potential cash outflows. Data include variable product liabilities. Annuity contract reserves and deposit fund liabilities are monetary amounts that an insurer must have available to provide for future obligations with respect to its annuities and deposit funds. These are liabilities on the balance sheet of financial statements prepared in conformity with statutory accounting practices. These amounts are at least equal to the values available to be withdrawn by policyholders.

Individual life insurance policies are less susceptible to withdrawals than are annuity contracts because policyholders may incur surrender charges and be required to undergo a new underwriting process in order to obtain a new insurance policy. As indicated in the table above, most of Phoenix Life's annuity contract reserves and deposit fund liabilities are subject to withdrawals.

Individual life insurance policies, other than term life insurance policies, increase in cash values over their lives. Policyholders have the right to borrow from Phoenix Life an amount generally up to the cash value of their policies at any time. As of December 31, 2001, Phoenix Life had approximately $10.5 billion in cash values with respect to which policyholders had rights to take policy loans. The majority of cash values eligible for policy loans are at variable interest rates that are reset annually on the policy anniversary. Phoenix Life's amount of policy loans has not changed significantly since 1999. Policy loans at December 31, 2001 were $2.2 billion.

The primary liquidity concerns with respect to Phoenix Life's cash inflows from its investment activities are the risks of default by debtors, interest rate and other market volatility and potential illiquidity of investments. Phoenix Life closely monitors and manages these risks.

We believe that Phoenix Life's current and anticipated sources of liquidity are adequate to meet its present and anticipated needs.

PXP

PXP's liquidity requirements are primarily to fund operating expenses and pay outstanding debt. PXP also will require liquidity to fund the costs of acquisitions or any contingent payments for previous acquisitions. Historically, PXP's principal source of liquidity has been cash flows from operations. We expect that cash flow from operations will continue to be PXP's principal source of working capital for the foreseeable future. PXP, together with us and Phoenix Life, has entered into a master credit facility. Under this facility, PXP has direct borrowing rights, subject to our unconditional guarantee. See "— Debt Financing — Master Credit Facility." We believe that PXP's current and anticipated sources of liquidity are adequate to meet its present and anticipated needs.

Debt Financing

As of December 31, 2001, we had outstanding debt of $299.2 million (not including the indebtedness of Phoenix Life and PXP described below under "Phoenix Life" and "PXP," respectively).

Debt offering. On December 19, 2001, we completed a debt offering of $300 million, thirty-year senior unsecured bonds at a coupon of 7.45%. The bonds are traded on the New York Stock Exchange under the symbol PFX. The carrying value at December 31, 2001 was $299.2 million.

Master Credit Facility. In June 2001, we, Phoenix Life and PXP entered into a $375 million revolving credit facility which matures on June 10, 2005 (the "Master Credit Facility") and terminated Phoenix Life's and PXP's prior credit facilities. Bank of Montreal is the administrative agent for this credit facility. Each company has direct borrowing rights under this credit facility. We unconditionally guarantee loans to Phoenix Life and PXP. Base rate loans bear interest at the greater of the Bank of Montreal's prime commercial rate or the effective federal funds rate plus 0.5%. Eurodollar rate loans bear interest at LIBOR plus an applicable margin. At December 31, 2001, the outstanding balance under this facility was $125.1 million, subject to the Eurdollar rate structure. The credit agreement contains customary financial and operating covenants that include, among other provisions, requirements that we maintain a minimum stockholders' equity and a maximum debt to capitalization ratio; that Phoenix Life maintain a minimum risk based capital ratio and a minimum financial strength rating; and that PXP maintain a maximum debt to capitalization ratio and a minimum stockholder's equity.

Phoenix Life

As of December 31, 2001, Phoenix Life had $175.0 million of debt outstanding, but none under the Master Credit Facility.

Surplus Notes. In November 1996, Phoenix Life issued $175 million principal amount of 6.95% surplus notes due December 1, 2006. Each payment of interest or principal of the notes requires the prior approval of the New York Superintendent of Insurance and may be made only out of surplus funds which the Superintendent determines to be available for such payment under the New York Insurance Law. The notes contain neither financial covenants nor early redemption provisions and are to rank equally with any subsequently issued surplus, capital or contribution notes or similar obligations of Phoenix Life. Section 1307 of the New York Insurance Law provides that the notes are not part of the legal liabilities of Phoenix Life and are not a basis of any set-off against Phoenix Life.

PXP

As of December 31, 2001, PXP had $344.2 million of debt outstanding, including:

Phoenix Life Subordinated Note. In exchange for the debentures held by it, Phoenix Life agreed to accept from PXP, in lieu of cash, a $69.0 million subordinated note due 2006, bearing interest annually at the rate of LIBOR plus two hundred basis points.

Phoenix Subordinated Note. PXP paid down $150 million in debt from its Master Credit Facility and borrowed from Phoenix in the form of a $150 million subordinated note due 2007, bearing interest annually at the rate of LIBOR plus seventy-two basis points.

Master Credit Facility. As of December 31, 2001, PXP had $125.1 million of debt outstanding under the Master Credit Facility described above.

Reinsurance

We maintain life reinsurance programs designed to protect against large or unusual losses in our life insurance business. Over the last several years in response to the reduced cost of reinsurance coverage, we increased the amount of individual mortality risk coverage purchased from third party reinsurers. Based on our review of their financial statements and reputations in the reinsurance marketplace, we believe that these third party reinsurers are financially sound and, therefore, that we have no material exposure to uncollectable life reinsurance.

Risk Based Capital

Section 1322 of the New York Insurance Law requires that New York life insurers report their risk based capital ("RBC"). RBC is based on a formula calculated by applying factors to various asset, premium and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. Section 1322 gives the New York Superintendent of Insurance explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. As of December 31, 2001 and 2000, Phoenix Life's total adjusted capital was in excess of each of these RBC levels. Each of the U.S. insurance subsidiaries of Phoenix Life is also subject to these same RBC requirements. As of December 31, 2001 and 2000, the total adjusted capital of each of these insurance subsidiaries was in excess of each of their respective RBC levels.

Net Capital Requirements

Phoenix Equity Planning Corporation ("PEPCO"), PXP Securities Corp. ("PSC") and Rutherford, Brown and Catherwood, LLC ("Rutherford"), each of which is a direct or indirect owned subsidiary of PXP, PHOENIXLINK Investments, Inc. ("PHOENIXLINK") and PFG Distribution Company, both of which are subsidiaries of Phoenix Life, and Main Street Management and WS Griffith, both of which are subsidiaries of Phoenix Distribution Management Company, are each subject to the net capital requirements imposed on registered broker-dealers by the Securities Exchange Act of 1934 (the "Exchange Act"). Each of them is also required to maintain a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. The following are the net capital, as defined in the Exchange Act, regulatory minimum and ratio of aggregate indebtedness, as defined in the Exchange Act, to net capital for each of these broker-dealers, as of December 31, 2001:

- PEPCO had net capital of approximately $8.0 million. This amount exceeded PEPCO's regulatory minimum of $0.7 million. The ratio of aggregate indebtedness to net capital for PEPCO was 1.30 to 1.

- PSC had net capital of approximately $0.9 million. This amount exceeded PSC's regulatory minimum of $44,656. The ratio of aggregate indebtedness to net capital for PSC was 0.73 to 1.

- Main Street Management had net capital of approximately $0.6 million. This amount exceeded Main Street Management's regulatory minimum of $55,081. The ratio of aggregate indebtedness to net capital for Main Street Management was 1.37 to 1.

- PHOENIXLINK had net capital of approximately $35,000. This amount exceeded PHOENIXLINK's regulatory minimum of $5,000. The ratio of aggregate indebtedness to net capital for PHOENIXLINK was 0 to 1.

- PFG Distribution Company had net capital of approximately $8,660. This amount exceeded PFG Distribution Company's regulatory minimum of $5,000. The ratio of aggregate indebtedness to net capital for PFG Distribution Company was 3.46 to 1.

- WS Griffith had net capital of approximately $1.9 million. This amount exceeded WS Griffith's regulatory minimum of $0.5 million. The ratio of aggregate indebtedness to net capital for WS Griffith was 3.78 to 1.

- Rutherford had net capital of approximately $0.8 million. This amount exceeded Rutherford's regulatory minimum of $0.1 million. The ratio of aggregate indebtedness to net capital for Rutherford was 1.0 to 1.

Consolidated Cash Flows

The following table presents summary consolidated cash flow data for the periods indicated for the purpose of illustrating changes in the components of our cash flows.

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Net cash provided by operating activities of continuing operations	$ 318.0	$ 375.1	$ 444.1
Net cash used for operating activities of discontinued operations	(76.7)	(264.6)	(75.1)
Net cash used for investing activities of continuing operations	(419.9)	(1.9)	(1,927.5)
Net cash provided by investing activities of discontinued operations	105.6	259.5	77.5
Net cash provided by financing activities of continuing operations	80.4	35.2	1,576.5

The increase in net cash provided by operating activities of continuing operations in 2001 over 2000 is primarily due to a reduction in income tax payments in 2001, refunds in 2001 of income taxes paid in prior years, offset by higher non-recurring expenses due to the purchase of the PXP minority interest and lower insurance and investment product fees. The increase in 2000 as compared to 1999 resulted primarily from lower benefits paid to policyholders, primarily in the Confederation Life block, and higher insurance and investment product fees.

The increase in net cash used for operating activities of discontinued operations for 2000 as compared to 1999 and 2001 resulted primarily from the payment of cash settlements in 2000 to several of the companies involved in Unicover, which is associated with the runoff of our group accident and health reinsurance block, and from the remaining operating activities of our discontinued operations.

The increase in net cash used for investing activities for 2001 was primarily due to the IPO proceeds and a portion of the debt proceeds, offset by expenses related to purchase of the PXP minority interest in January 2001. The decrease in net cash used for investing activities of continuing operations for 2000 as compared to 1999 was due to the increase in proceeds from the sale of equity securities, the decrease in the purchases of available-for-sale debt securities and the decrease in acquisitions of new subsidiaries in 2000. These fluctuations were offset by decreases in proceeds from the sale and repayment of debt securities available-for-sale.

The increase in net cash provided by investing activities of discontinued operations for 2000 as compared to 1999 and 2001 was primarily due to proceeds from the sale of our group life and health operations.

The increase in net cash provided by financing activities in 2001 was due to our IPO and common stock issuance, our debt offering and a 392% increase in net variable annuity deposits in the GIA. The decrease in net cash provided by financing activities of continuing operations in 2000 as compared to 1999 resulted primarily from the decrease in short-term debt and bank borrowings and the increase in repayments of securities sold subject to repurchase agreements offset primarily by the increased variable annuity deposits into the guaranteed account option rather than the separate account option.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposures and Risk Management

We must effectively manage, measure and monitor the market risk generally associated with our insurance and annuity business and, in particular, our commitment to fund insurance liabilities. We have developed an integrated process for managing risk, which we conduct through our Corporate Portfolio Management Department, Actuarial Department, Corporate Finance Department and additional specialists at the business segment level. These groups confer with each other regularly. We have implemented comprehensive policies and procedures at both the corporate and business segment level to minimize the effects of potential market volatility.

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk through both our insurance operations and our investment activities. Our primary market risk exposure is to changes in interest rates, although we also have exposures to changes in equity prices and foreign currency exchange rates. We also have credit risks in connection with our derivative contracts.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our commitment to fund interest-sensitive insurance liabilities, as well as from our significant holdings of fixed rate investments. Our insurance liabilities are largely comprised of dividend-paying individual whole life and universal life policies. Our fixed maturity investments include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds, asset-backed securities, mortgage-backed securities and mortgage loans, most of which are mainly exposed to changes in medium-term and long-term U.S. Treasury rates.

We manage interest rate risk as part of our asset/liability management process and product design procedures. Asset/liability strategies include the segmentation of investments by product line and the construction of investment portfolios designed to *specifically* satisfy the projected cash needs of the underlying product liability. We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our insurance products. We identify potential interest rate risk in portfolio segments by modeling asset and product liability durations and cash flows under current and projected interest rate scenarios.

One of the key measures we use to quantify this interest rate exposure is duration. Duration is one of the most significant measurement tools in measuring the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, if interest rates increase by 100 basis points, or 1%, the fair value of an asset with a duration of five years is expected to decrease by 5%. We believe that as of December 31, 2000 and 2001, our asset and liability portfolio durations were well matched, especially for the largest segments of our balance sheet (i.e., whole life and universal life). Since our insurance products have variable interest rates (which expose us to the risk of interest rate fluctuations), we regularly undertake a sensitivity analysis that calculates liability durations under various cash flow scenarios.

The selection of a 100 basis point immediate, parallel increase or decrease in interest rates is a hypothetical rate scenario used to demonstrate potential risk. While a 100 basis point immediate, parallel increase or decrease does not represent our view of future market changes, it is a reasonably possible hypothetical near-term change that illustrates the potential impact of such events. Although these fair value measurements provide a representation of interest rate sensitivity, they are based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio transactions in response to new business, management's assessment of changing market conditions and available investment opportunities.

To calculate duration, we project asset and liability cash flows and discount them to a net present value using a risk-free market rate adjusted for credit quality, sector attributes, liquidity and any other relevant specific risks. Duration is calculated by revaluing these cash flows at an alternative level of interest rates and by determining the percentage change in fair value from the base case.

We also employ product design and pricing strategies to manage interest rate risk. Product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products.

The tables below show the interest rate sensitivity of our fixed income financial instruments measured in terms of fair value for the periods indicated. Given that our asset and liability portfolio durations were well matched for the periods indicated, it is expected that market value gains or losses in assets would be largely offset by corresponding changes in liabilities.

	As of December 31, 1999			
		Fair Value		
	Book Value	-100 Basis Point Change	As of 12/31/99	+100 Basis Point Change
	(in millions)			
Cash and short-term investments	$ 288.8	$ 290.0	$ 289.8	$ 289.6
Floating rate notes	230.7	231.2	230.7	230.1
Long-term bonds	7,256.5	8,460.0	7,981.5	7,609.4
Commercial mortgages	716.8	752.0	721.9	698.5
Total	$8,492.8	$9,733.2	$9,223.9	$8,827.6

	As of December 31, 2000			
		Fair Value		
	Book Value	-100 Basis Point Change	As of 12/31/00	+100 Basis Point Change
	(in millions)			
Cash and short-term investments	$ 660.9	$ 661.5	$ 660.9	$ 660.4
Floating rate notes	193.0	193.3	193.1	192.8
Long-term bonds	7,918.4	8,519.8	8,063.5	7,641.7
Commercial mortgages	593.4	612.7	589.1	567.4
Total	$9,365.7	$ 9,987.3	$9,506.6	$ 9,062.3

	As of December 31, 2001			
		Fair Value		
	Book Value	-100 Basis Point Change	As of 12/31/01	+100 Basis Point Change
	(in millions)			
Cash and short-term investments.............	$ 514.8	$ 515.2	$ 514.8	$ 514.4
Floating rate notes...................................	150.0	152.4	150.0	147.6
Long-term bonds.....................................	9,490.7	10,145.8	9,657.2	9,193.2
Commercial mortgages...........................	535.8	594.5	571.6	549.8
Total...	$10,691.3	$11,407.9	$10,893.6	$10,405.0

With respect to our residual exposure to fluctuations in interest rates, we use various derivative financial instruments to manage such exposure to fluctuations in interest rates, including interest rate swap agreements, interest rate caps, interest rate floors, interest rate swaptions and foreign currency swap agreements. To reduce counterparty credit risks and diversify counterparty exposure, we enter into derivative contracts only with highly rated financial institutions.

We enter into interest rate swap agreements to reduce market risks from changes in interest rates. We do not enter into interest rate swap agreements for trading purposes. Under interest rate swap agreements, we exchange cash flows with another party at specified intervals for a set length of time based on a specified notional principal amount. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract and the other is based on a variable rate that periodically resets. Generally, no premium is paid to enter into the contract and neither party makes payment of principal. The amounts to be received or paid on these swap agreements are accrued and recognized in net investment income.

We enter into interest rate floor, cap and swaption contracts for our assets and our insurance liabilities as a hedge against substantial changes in interest rates. We do not enter into such contracts for trading purposes. Interest rate floor and interest rate cap agreements are contracts with a counterparty which require the payment of a premium and give us the right to receive over the term of the contract the difference between the floor or cap interest rate and a market interest rate on specified future dates based on an underlying notional principal. Swaption contracts are options to enter into an interest rate swap transaction on a specified future date and at a specified interest rate. Upon the exercise of a swaption, we receive either a swap agreement at the pre-specified terms or cash for the market value of the swap. We pay the premium for these instruments on a quarterly basis over the term of the contract and recognize these payments in computing net investment income.

The tables below show the interest rate sensitivity of our interest rate derivatives measured in terms of fair value for the periods indicated. These exposures will change as our insurance liabilities are created and discharged and as a result of ongoing portfolio and risk management activities.

	As of December 31, 1999				
			Fair Value		
	Notional Amount	Weighted Average Term (Years)	-100 Basis Point Change	As of 12/31/99	+100 Basis Point Change
	(in millions, except Weighted Average Term)				
Interest rate floors....	$ 1,210.0	8.7	$ (4.3)	$ (7.5)	$ (8.5)
Interest rate swaps...	474.0	8.8	8.7	1.5	(4.9)
Interest rate caps......	50.0	8.5	.1	.8	2.0
Receiver swaptions..	1,600.0	9.3	(2.6)	(8.2)	(10.1)
Totals.................	$ 3,334.0		$ 1.9	$(13.4)	$ (21.5)

	As of December 31, 2000				
			Fair Value		
	Notional Amount	Weighted Average Term (Years)	-100 Basis Point Change	As of 12/31/00	+100 Basis Point Change
	(in millions, except Weighted Average Term)				
Interest rate floors...	$ 110.0	7.9	$ 1.1	$ (.1)	$ (.4)
Interest rate swaps..	453.0	7.5	15.6	7.9	1.1
Interest rate caps.....	50.0	7.8	(.3)	--	.9
Totals................	$ 613.0		$ 16.4	$ 7.8	$ 1.6

	As of December 31, 2001				
			Fair Value		
	Notional Amount	Weighted Average Term (Years)	-100 Basis Point Change	As of 12/31/01	+100 Basis Point Change
	(in millions, except Weighted Average Term)				
Interest rate floors...	$ 110.0	1.4	$ 1.7	$ .4	$ (.4)
Interest rate swaps..	590.0	12.2	25.0	6.4	(12.1)
Interest rate caps.....	50.0	6.5	--	.4	1.3
Totals................	$ 750.0		$ 26.7	$7.2	$ (11.2)

Equity Risk

Equity risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our commitment to fund our variable annuity and variable life products, as well as from our holdings of common stocks, mutual funds and other equities. We manage our insurance liability risks on an integrated basis with other risks through our liability and risk management and capital and other asset allocation strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques. We held $437.2 million, $335.5 million and $290.9 million in equities on our balance sheet as of December 31, 1999, 2000 and 2001, respectively. A 10% decline in the relevant equity price would decrease the value of these assets by approximately $44 million, $34 million and $29 million as of December 31, 1999, 2000 and 2001, respectively. Conversely, a 10% increase in the relevant equity price would increase the value of these assets by approximately $44 million, $34 million and $29 million as of December 31, 1999, 2000 and 2001, respectively.

Foreign Exchange Risks

Foreign exchange risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Our functional currency is the U.S. dollar. Our exposure to fluctuations in foreign exchange rates against the U.S. dollar results from our holdings in non-U.S. dollar-denominated fixed maturity securities and equity securities and through our investments in foreign subsidiaries and affiliates. The principal currency that creates foreign exchange rate risk for us is the British pound sterling, due to our investment in Aberdeen.

We partially mitigate this risk by using foreign currency swaps, which are agreements designed to hedge against fluctuations in foreign currency exposure. Under this type of agreement, we agree to exchange with another party, principal and periodic interest payments denominated in foreign currency for payments denominated in U.S. dollars. The amounts to be received or paid on a foreign currency swap agreement are recognized in net investment income. As of December 31, 1999, 2000 and 2001, these swaps represented a notional amount of $8.1 million, $24.3 million and $16.4 million, and a fair value of $0.2 million, $2.0 million and $2.9 million, respectively. We believe our outstanding foreign exchange risk is immaterial.

Item 8. Financial Statements and Supplementary Data

See Table of Contents.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Items 401 and 405 of Regulation S-K, except for Item 401 with respect to executive officers as disclosed below, is incorporated herein by reference from the information set forth under the sections titled: "The Board of Directors," "Compensation of Executive Officers," "Compensation of Directors," "Compensation Committee Report," and "Performance Graph" of Phoenix's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the close of its fiscal year.

Set forth below is a description of the business positions during at least the past five years for the executive officers of Phoenix:

ROBERT W. FIONDELLA has served as: Chairman and Chief Executive Officer of Phoenix since November 2000; chairman and chief executive officer of Phoenix Life since 1994; president of Phoenix Life from 1987 until 2000; principal operating officer of Phoenix Life from 1992 until 1994; and chief operating officer of Phoenix Life from 1989 until 1992. Mr. Fiondella is also a director of PXRE Group Ltd. and HRH.

DONA D. YOUNG has served as: President and a director of Phoenix since November 2000 and Chief Operating Officer since 2001; director of Phoenix Life since 1998, and its president since 2000 and chief operating officer since 2001; executive vice president, individual insurance and general counsel of Phoenix Life from 1994 until 2000; and senior vice president and general counsel of Phoenix Life from 1989 until 1994. Mrs. Young also serves as a director/trustee of Phoenix Edge Series Fund and as a director of Sonoco Products Company, Wachovia Corporation and Foot Locker, Inc.

PHILIP R. McLOUGHLIN has served as: Executive Vice President and a director of Phoenix since November 2000; director of Phoenix Life since 1994; executive vice president, investments, of Phoenix Life from 1988 to the present; and chairman and chief executive officer of PXP from 1995 to the present. Mr. McLoughlin also serves as a director/trustee of the following registered investment companies; The Phoenix Funds, The Phoenix Institutional Funds, The Phoenix-Seneca Funds, Phoenix-Engemann Funds, Phoenix-Euclid Market Neutral Fund, Phoenix-Zweig Trust, Duff & Phelps Utility and Corporate Bond Trust Inc., Duff & Phelps Utilities Tax-Free Income Inc. and The World Trust Fund. He is also a director of PXRE Group Ltd.

CARL T. CHADBURN has served as: Executive Vice President of Phoenix since November 2000; executive vice president of Phoenix Life from 1998 to the present; senior vice president of Phoenix Life from 1992 until 1998; and vice president, human resources, of Phoenix Life prior to 1992.

DAVID W. SEARFOSS has served as: Executive Vice President and Chief Financial Officer of Phoenix, since November 2000; executive vice president and chief financial officer of Phoenix Life from 1994 to the present; and senior vice president and chief financial officer, Phoenix Life from 1987 until 1994. Mr. Searfoss is also a director of PXRE Group Ltd. and HRH.

SIMON Y. TAN has served as: Executive Vice President of Phoenix since November 2000; executive vice president of Phoenix Life from June 2000 to the present; and senior vice president of Phoenix Life from 1994 until 2000. Mr. Tan also serves as a director/trustee of Phoenix Edge Series Fund.

TRACY L. RICH has served as: Senior Vice President, General Counsel and Assistant Secretary, since November 2000; senior vice president and general counsel of Phoenix from January 2000 to the present; and senior vice president and deputy general counsel of Massachusetts Mutual Life Insurance Company from 1996 until 2000.

Item 11. Executive Compensation

The information required by Item 402 of Regulation S-K is incorporated herein by reference from the information set forth under the sections titled: "Compensation of Executive Officers," "Compensation of Directors," "Compensation Committee Report," and "Performance Graph" of Phoenix's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the close of its fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Item 403 of Regulation S-K is incorporated herein by reference from the information set forth under the section titled "Ownership of Common Stock" of Phoenix's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the close of its fiscal year.

Item 13. Certain Relationships and Related Transactions

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the information set forth under the section titled "Certain Relationships and related Transactions" of Phoenix's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the close of its fiscal year.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Documents filed as part of this Form 10-K.

1. *Financial Statements.* The financial statements listed in Part II of the Table of Contents to this Form 10-K are filed as part of this Form 10-K.
2. *Financial Statement Schedules.* The financial statement schedules in Part IV of the Table of Contents to this Form 10-K are filed as part of this Form 10-K. All other financial statement schedules are omitted as they are not applicable or the information is shown in the consolidated financial statements or notes thereto.
3. *Exhibits.* The exhibits filed as part of this Form 10-K are listed on the Exhibit Index immediately preceding such exhibits and incorporated herein by reference.

(b) The following report on Form 8-K was filed during the last quarter covered by this Form 10-K:

- dated November 12, 2001, Items 7 and 9 – containing a press release announcing a definitive agreement to acquire a majority interest in Kayne Anderson Rudnick Investment Management, LLC.

There were no other reports on Form 8-K filed during the last quarter covered by this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PHOENIX COMPANIES, INC.
(Registrant)

Dated: March 20, 2002

/s/Robert W. Fiondella
Robert W. Fiondella,
Chairman, Chief Executive Officer,
And Director

Dated: March 20, 2002

/s/Bonnie J. Malley
Bonnie J. Malley,
Senior Vice President and Chief Accounting
Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below, dated March 20, 2002, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/Sal H. Alfiero
Sal H. Alfiero, Director

/s/J. Carter Bacot
J. Carter Bacot, Director

/s/Peter C. Browning
Peter C. Browning, Director

/s/Arthur P. Byrne
Arthur P. Byrne, Director

/s/Sanford Cloud, Jr.
Sanford Cloud, Jr., Director

/s/Richard N. Cooper
Richard N. Cooper, Director

/s/Gordon J. Davis
Gordon J. Davis, Director

/s/Ann Maynard Gray
Ann M. Gray, Director

/s/John E. Haire
John E. Haire, Director

/s/Jerry J. Jasinowski
Jerry J. Jasinowski, Director

/s/Thomas S. Johnson
Thomas S. Johnson, Director

/s/Marilyn E. LaMarche
Marilyn E. LaMarche, Director

/s/Philip R. McLoughlin
Philip R. McLoughlin, Executive Vice
President, Chief Investment Officer
And Director

/s/Robert F. Vizza
Robert F. Vizza, Director

/s/Robert G. Wilson
Robert G. Wilson, Director

/s/Dona D. Young
Dona D. Young, President, Chief
Operating Officer and Director

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
The Phoenix Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, and changes in stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of The Phoenix Companies, Inc. (formerly, Phoenix Home Life Mutual Insurance Company) and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the accompanying notes to consolidated financial statements, the Company changed its method of accounting for venture capital partnerships (note 5), securitized financial instruments (note 3), and derivative financial instruments (note 3) in 2001.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 5, 2002

THE PHOENIX COMPANIES, INC.
Consolidated Balance Sheets

	As of December 31, 2000	As of December 31, 2001
	(in millions, except share data)	
ASSETS		
Investments:		
Available-for-sale debt securities, at fair value	$ 5,949.0	$ 9,599.2
Held-to-maturity debt securities, at amortized cost	2,109.6	--
Equity securities, at fair value	335.5	290.9
Mortgage loans, at unpaid principal, net	593.4	535.8
Real estate, at lower of cost or fair value less costs to sell, net	77.9	83.1
Policy loans, at unpaid principal	2,105.2	2,172.2
Venture capital partnerships	467.3	291.7
Other invested assets	235.7	282.4
Short-term investments, at amortized cost	3.8	8.5
Total investments	11,877.4	13,263.8
Cash and cash equivalents	720.0	815.5
Accrued investment income	194.5	203.1
Deferred policy acquisition costs	1,019.0	1,123.7
Premiums, accounts and notes receivable	155.8	147.8
Reinsurance recoverables	16.6	21.3
Property, equipment and leasehold improvements, net	122.2	117.7
Goodwill and other intangible assets, net	582.6	858.6
Investments in unconsolidated affiliates	173.2	330.6
Deferred income taxes	--	1.8
Net assets of discontinued operations (note 14)	25.5	20.8
Other assets	49.8	50.7
Separate account assets and investment trusts	5,376.6	5,570.0
Total assets	$ 20,313.2	$ 22,525.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Policy liabilities and accruals	$ 11,372.6	$ 11,993.4
Policyholder deposit funds	678.4	1,368.2
Long-term debt (note 9)	425.1	599.3
Deferred income taxes	9.4	--
Other liabilities	473.3	595.1
Separate account liabilities and investment trusts	5,376.6	5,564.9
Total liabilities	18,335.4	20,120.9
Commitments and contingencies (note 24)		
Minority interest in net assets of consolidated subsidiaries	136.9	8.8
Stockholders' equity:		
Common stock ($.01 par value, 1.0 billion shares authorized; 0 and 101.9 million shares outstanding at December 31, 2000 and 2001, respectively)	--	1.0
Treasury stock, at cost (0 and 4.5 million shares at December 31, 2000 and 2001, respectively)	--	(66.0)
Additional paid-in capital	--	2,410.4
Retained earnings (accumulated deficit)	1,820.7	(30.8)
Accumulated other comprehensive income	20.2	81.1
Total stockholders' equity	1,840.9	2,395.7
Total liabilities and stockholders' equity	$ 20,313.2	$ 22,525.4

The accompanying notes are an integral part of these consolidated financial statements.

THE PHOENIX COMPANIES, INC.
Consolidated Statements of Income

	For the Year Ended December 31,		
	1999	2000	2001
	(in millions, except earnings per share)		
Revenues:			
Premiums	$ 1,175.7	$ 1,147.4	$ 1,112.7
Insurance and investment product fees	574.6	631.0	546.4
Net investment income	953.1	1,129.6	835.1
Net realized investment gains (losses)	75.8	89.2	(72.4)
Total revenues	2,779.2	2,997.2	2,421.8
Benefits and expenses:			
Policy benefits and increase in policy liabilities	1,373.1	1,409.8	1,406.7
Policyholder dividends	360.5	378.0	400.1
Amortization of deferred policy acquisition costs	147.9	356.0	133.0
Amortization of goodwill and other intangible assets	40.1	36.9	49.4
Interest expense	34.0	32.7	27.3
Demutualization expenses	--	21.8	25.9
Other operating expenses	557.9	604.5	628.1
Total benefits and expenses	2,513.5	2,839.7	2,670.5
Income (loss) from continuing operations before income taxes, minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	265.7	157.5	(248.7)
Income tax expense (benefit)	99.0	56.2	(110.5)
Income (loss) from continuing operations before minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	166.7	101.3	(138.2)
Minority interest in net income of consolidated subsidiaries	(10.1)	(14.1)	(7.2)
Equity in earnings of and interest earned from investments in unconsolidated affiliates	5.5	7.6	8.1
Income (loss) from continuing operations	162.1	94.8	(137.3)
Discontinued operations (note 14):			
Income from discontinued operations, net of income taxes	36.1	9.4	--
Loss on disposal, net of income taxes	(109.0)	(20.9)	--
Income (loss) before cumulative effect of accounting changes	89.2	83.3	(137.3)
Cumulative effect of accounting changes for:			
Venture capital partnerships, net of income taxes (note 5)	--	--	(48.8)
Securitized financial instruments, net of income taxes (note 3)	--	--	(20.5)
Derivative financial instruments, net of income taxes (note 3)	--	--	3.9
Net income (loss)	$ 89.2	$ 83.3	$ (202.7)
Pro forma earnings per share from continuing operations (note 26)	$ 1.55	$ .91	$(1.31)
Pro forma earnings per share (note 26)	$ .85	$ .80	$(1.94)

The accompanying notes are an integral part of these consolidated financial statements.

THE PHOENIX COMPANIES, INC.
Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Cash flows from operating activities:			
Net income (loss)	$ 89.2	$ 83.3	$ (202.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net loss from discontinued operations	72.9	11.5	--
Net realized investment (gains) losses	(75.8)	(89.2)	72.4
Amortization and depreciation	72.0	56.8	70.2
Investment income	(138.2)	(297.7)	97.4
Securitized financial instruments and derivatives	--	--	16.6
Deferred income tax benefit	(13.9)	(37.0)	(39.3)
Increase in receivables	(62.9)	(54.0)	(5.3)
(Increase) decrease in deferred policy acquisition costs	(.3)	183.2	(76.2)
Increase in policy liabilities and accruals	321.2	472.8	469.1
Change in other assets/other liabilities, net	53.8	45.4	41.9
Net cash provided by continuing operations	318.0	375.1	444.1
Net cash used for discontinued operations	(76.7)	(264.6)	(75.1)
Net cash provided by operating activities	241.3	110.5	369.0
Cash flows from investing activities:			
Proceeds from the sale of debt securities:			
Available-for-sale	1,192.2	912.1	1,201.9
Held-to-maturity	18.0	9.8	17.5
Proceeds from the maturity of debt securities:			
Available-for-sale	49.7	38.7	96.7
Held-to-maturity	6.5	25.9	35.5
Proceeds from the repayment of debt securities:			
Available-for-sale	461.0	286.1	534.0
Held-to-maturity	162.2	173.8	158.4
Proceeds from sale of equity securities	163.5	515.4	114.6
Proceeds from the maturity of mortgage loans	18.9	17.3	16.4
Proceeds from the repayment of mortgage loans	106.0	110.3	42.3
Proceeds from distributions of venture capital partnerships	26.7	37.9	30.7
Proceeds from sale of real estate and other invested assets	38.0	26.6	36.8
Proceeds from sale of property and equipment	--	20.6	--
Proceeds from sale of subsidiaries and affiliates	46.4	14.1	--
Purchase of available-for-sale debt securities	(1,672.6)	(1,418.4)	(3,132.7)
Purchase of held-to-maturity debt securities	(395.5)	(356.0)	(393.8)
Purchase of equity securities	(162.4)	(130.5)	(72.8)
Purchase of subsidiaries	(187.6)	(59.3)	(15.6)
Purchase of mortgage loans	(25.3)	(1.0)	--
Purchase of investments in unconsolidated affiliates and other invested assets	(103.4)	(46.5)	(103.9)
Purchase of minority interest in subsidiary	--	--	(358.1)
Purchase of interests in venture capital partnerships	(108.5)	(95.1)	(47.0)
Change in short-term investments, net	(.6)	.5	(4.8)
Increase in policy loans	(34.3)	(62.7)	(67.0)
Capital expenditures	(20.5)	(21.5)	(16.6)
Other investing activities, net	1.7	--	--
Net cash used for continuing operations	(419.9)	(1.9)	(1,927.5)
Net cash provided by discontinued operations	105.6	259.5	77.5
Net cash (used for) provided by investing activities	$ (314.3)	$ 257.6	$(1,850.0)

The accompanying notes are an integral part of these consolidated financial statements.

THE PHOENIX COMPANIES, INC.
Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Cash flows from financing activities:			
Net deposits of policyholder deposit funds, net of interest credited	$ 6.5	$ 140.2	$ 689.8
Proceeds (repayments) from securities sold subject to repurchase agreements	28.4	(28.4)	--
Issuance of common stock	--	--	831.0
Purchase of treasury stock	--	--	(64.6)
Payments to eligible policyholders in lieu of stock	--	--	(28.7)
Proceeds from borrowings	175.1	50.0	479.5
Repayment of borrowings	(125.0)	(124.0)	(305.3)
Distributions to minority stockholders	(4.2)	(5.8)	(5.8)
Debenture principal payments	--	--	(19.4)
Other financing activities, net	(.4)	3.2	--
Net cash provided by financing activities	80.4	35.2	1,576.5
Net change in cash and cash equivalents	7.4	403.3	95.5
Cash and cash equivalents, beginning of year	309.3	316.7	720.0
Cash and cash equivalents, end of year	$ 316.7	$ 720.0	$ 815.5
Supplemental cash flow information:			
Income taxes paid (received), net	$ 106.4	$ 135.8	$ (72.0)
Interest paid on indebtedness	$ 34.8	$ 34.1	$ 32.3

The accompanying notes are an integral part of these consolidated financial statements.

THE PHOENIX COMPANIES, INC.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			(in millions)			
Balance at January 1, 1999	$ --	$ --	$ 1,642.3	$ --	$ 94.3	$ 1,736.6
Net income			89.2			89.2
Other comprehensive loss, net of income taxes:						
Unrealized loss on securities					(66.8)	(66.8)
Reclassification adjustment for net realized gains included in net income					(1.5)	(1.5)
Minimum pension liability adjustment					(1.5)	(1.5)
Total other comprehensive loss						(69.8)
Comprehensive income						19.4
Balance at December 31, 1999	$ --	$ --	$ 1,731.5	$ --	$ 24.5	$ 1,756.0
Balance at January 1, 2000	$ --	$ --	$ 1,731.5	$ --	$ 24.5	$ 1,756.0
Comprehensive income:						
Net income			83.3			83.3
Other comprehensive income, net of income taxes:						
Unrealized gains on securities					53.0	53.0
Reclassification adjustment for net realized gains included in net income					(58.9)	(58.9)
Minimum pension liability adjustment					1.6	1.6
Total other comprehensive income						(4.3)
Comprehensive income						79.0
Other equity adjustments			5.9			5.9
Balance at December 31, 2000	$ --	$ --	$ 1,820.7	$ --	$ 20.2	$ 1,840.9
Balance at January 1, 2001	$ --	$ --	$ 1,820.7	$ --	$ 20.2	$ 1,840.9
Demutualization transaction	.6	1,621.1	(1,621.7)			--
Initial public offering	.4	766.1				766.5
Treasury stock acquired				(66.0)		(66.0)
Common stock issued		23.2				23.2
Equity adjustment for policyholder dividend obligation			(30.3)			(30.3)
Other equity adjustments			3.2			3.2
Comprehensive loss:						
Net loss			(202.7)			(202.7)
Other comprehensive income, net of income taxes:						
Unrealized gain on security transfer from held-to-maturity to available-for-sale					83.9	83.9
Unrealized loss on securities					(.9)	(.9)
Unrealized gains on derivatives					3.9	3.9
Equity adjustment for policyholder dividend obligation					(8.8)	(8.8)
Reclassification adjustment for net realized gains included in net income					(10.0)	(10.0)
Cumulative effect of accounting change for derivatives					1.1	1.1
Minimum pension liability adjustment					(8.3)	(8.3)
Total other comprehensive income						60.9
Comprehensive loss						(141.8)
Balance at December 31, 2001	$ 1.0	$ 2,410.4	$ (30.8)	$ (66.0)	$ 81.1	$ 2,395.7

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

The Phoenix Companies, Inc. and its subsidiaries ("Phoenix") provide wealth management products and services offered through a variety of select advisors and financial services firms to serve the accumulation, preservation and transfer needs of the affluent and high-net-worth market, businesses and institutions. Phoenix offers a broad range of life insurance, annuity and investment management solutions through a variety of distributors. These products and services are managed within four reportable segments: Life and Annuity, Investment Management, Venture Capital and Corporate and Other. See note 13—"Segment Information."

2. Reorganization and Initial Public Offering

On December 18, 2000, the Board of Directors of Phoenix Home Life Mutual Insurance Company ("Phoenix Mutual") unanimously adopted a plan of reorganization which was amended and restated on January 26, 2001. On June 25, 2001, the effective date of the demutualization, Phoenix Mutual converted from a mutual life insurance company to a stock life insurance company, became a wholly-owned subsidiary of Phoenix and changed its name to Phoenix Life Insurance Company ("Phoenix Life"). At the same time, Phoenix Investment Partners, Ltd. ("PXP") became an indirect wholly-owned subsidiary of Phoenix. All policyholder membership interests in the mutual company were extinguished on the effective date and eligible policyholders of the mutual company received 56.2 million shares of common stock, $28.8 million of cash and $12.7 million of policy credits as compensation. The demutualization was accounted for as a reorganization. Accordingly, Phoenix's retained earnings immediately following the demutualization and the closing of the Initial Public Offering ("IPO") on June 25, 2001 (net of the cash payments and policy credits that were charged directly to retained earnings) were reclassified to common stock and additional paid-in capital. In addition, Phoenix Life established a closed block for the benefit of holders of certain individual life insurance policies of Phoenix Life. The purpose of the closed block is to protect, after demutualization, the policy dividend expectations of the holders of the policies included in the closed block. The closed block will continue in effect until such date as none of such policies are in force. See note 15—"Closed Block."

On June 25, 2001, Phoenix closed its IPO in which 48.8 million shares of common stock were issued at a price of $17.50 per share. Net proceeds from the IPO of $807.9 million were contributed to Phoenix Life. On July 24, 2001, Morgan Stanley Dean Witter exercised its right to purchase 1,395,900 shares of the common stock of Phoenix at the IPO price of $17.50 per share less underwriter's discount. Net proceeds of $23.2 million were contributed to Phoenix Life.

3. Summary of Significant Accounting Policies

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of Phoenix. Less than majority-owned entities, in which Phoenix has significant influence over operating and financial policies and generally at least a 20% ownership interest, are reported on the equity method of accounting.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Consolidated Financial Statements. Significant inter-company accounts and transactions have been eliminated. Certain reclassifications have been made to the 1999 and 2000 amounts to conform with the 2001 presentation.

Valuation of investments

Investments in debt securities include bonds, mortgage-backed and asset-backed securities. Phoenix classified its debt securities as either held-to-maturity or available-for-sale investments. Prior to 2001, debt securities held-to-maturity consisted of private placement bonds reported at amortized cost, net of impairments, that management intended and had the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds, preferred stocks and private placement bonds that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

In 2001, management decided, as part of Phoenix's conversion to a public company, that held-to-maturity debt securities should be reclassified to available-for-sale debt securities. See note 5 – "Investments."

For mortgage-backed and asset-backed investments in the debt security portfolio, Phoenix recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. For certain asset-backed securities, changes in the estimated yield are recorded on a prospective basis and specific valuation methods are applied to these securities to determine if there has been an other-than-temporary decline in value.

Equity securities are classified as available-for-sale and are reported at fair value, based principally on their quoted market prices, with unrealized gains or losses included in equity. Equity securities are considered impaired when a decline in value is considered to be other than temporary.

Mortgage loans on real estate are stated at unpaid principal balances, net of valuation reserves on impaired mortgages. A mortgage loan is considered to be impaired if management believes it is probable that Phoenix will be unable to collect all amounts of contractual interest and principal as scheduled in the loan agreement. An impaired mortgage loan's fair value is measured based on either the present value of future cash flows discounted at the loan's observable market price or at the fair value of the collateral if collection is collateral-dependent. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as a valuation reserve.

Real estate, all of which is held for sale, is carried at the lower of cost or fair value less costs to sell. Fair value for real estate is determined by taking into consideration one or more of the following factors: property valuation techniques utilizing discounted cash flows at the time of stabilization, including capital expenditures and stabilization costs; sales of comparable properties; geographic location of the property and related market conditions; and disposition costs.

Policy loans are generally carried at their unpaid principal balances and are collateralized by the cash values of the related policies.

Venture capital partnerships are recorded in accordance with the equity method of accounting. Phoenix records its share of the net equity in earnings of the venture capital partnerships in accordance with Accounting Principle Board Opinion No. 18, using the most recent financial information received from the partnerships. Historically, this information had been provided to Phoenix on a one-quarter lag. In the first quarter of 2001, Phoenix changed its method of applying the equity method of accounting to eliminate such quarterly lag. See note 5 – "Investments."

Other invested assets primarily include leveraged lease investments, derivatives and other partnership and joint venture interests. Leverage lease investments represent the net of the estimated residual value of the lease assets, rental receivables, and unearned and deferred income to be allocated over the lease term. Investment income is calculated using the interest method and is recognized only in periods in which the net investment is positive. Other partnership and joint venture interests in which Phoenix does not have control or a majority ownership interest are recorded using the equity method of accounting. These investments include affordable housing, mezzanine and other partnership interests. Derivatives are valued in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133. See recent accounting pronouncements within note 3.

Short-term investments are carried at amortized cost which approximates fair value. Short-term investments consist of interest bearing securities that mature between 91 days and twelve months from date of purchase.

Realized investment gains and losses, other than those related to separate accounts for which Phoenix does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities and equity securities classified as available-for-sale are included as a component of equity, net of deferred income taxes and the assumed impact of net unrealized investment gains and losses on the amortization of deferred policy acquisition costs related to investment contracts.

In the normal course of business, Phoenix enters into transactions involving various types of financial instruments including debt investments such as debt securities, equity securities, and off-balance sheet commitments, primarily, related to venture capital partnerships. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with a maturity of 90 days or less when purchased. Certain short-term investments relating to 1999 and 2000 have been reclassified to conform with the 2001 presentation.

Deferred policy acquisition costs

The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to production of new business, are deferred. In conjunction with the 1997 acquisition of the Confederation Life business, Phoenix recognized an asset for the present value of future profits ("PVFP") representing the present value of estimated net cash flows embedded in the existing contracts acquired. This asset is included in deferred policy acquisition costs ("DAC").

The method used to amortize DAC and PVFP depends on how the policy was classified. For individual participating life insurance policies, DAC and PVFP are amortized in proportion to estimated gross margins. For universal life, variable universal life and accumulation annuities, DAC and PVFP are amortized in proportion to estimated gross profits.

The amortization process requires the use of various assumptions, estimates and judgements about the future. The primary assumptions are expenses, investment performance, mortality and contract cancellations (i.e., lapses, withdrawals and surrenders). These assumptions are reviewed on a regular basis and are generally based on Phoenix's past experience, industry studies, regulatory requirements and judgments about the future. Finally, analyses are performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.

Internal replacements are defined as an exchange of an existing Phoenix life insurance or annuity policy for a different Phoenix life insurance or annuity policy. The DAC balance associated with the replaced policy is treated in the same manner as policies that are surrendered. In the case of policies that are surrendered, in which owners cancel existing life or annuity contracts, the amortization of DAC is adjusted to reflect these surrenders.

Goodwill and other intangible assets

Goodwill is amortized on a straight-line basis over periods ranging from ten to forty years, corresponding with the benefits expected to be derived from the related business acquisitions. The weighted-average life of goodwill is approximately thirty-eight years. Other intangible assets, primarily associated with investment management contracts and employee contracts, are amortized over their estimated useful lives using a straight-line basis. The average estimated useful life of the other intangible assets ranges from five to sixteen years for investment management contracts and three to seven years for employee contracts. The weighted-average life of other intangible assets is approximately thirteen years. Goodwill and other intangible assets' carrying values are periodically evaluated in accordance with SFAS No. 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of, by comparing estimates of future undiscounted cash flows to the carrying values of the assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows. Analyses are performed at least annually or more frequently if warranted by events and circumstances affecting Phoenix's business. See SFAS No. 142 under "Recent accounting pronouncements" in note 3 for change in accounting policy effective January 1, 2002.

Investments in unconsolidated affiliates

Investments in unconsolidated affiliates represents investments in operating entities in which Phoenix owns more than 20% but less than a majority of the outstanding common stock and those operating entities for which Phoenix owns less than 20% if Phoenix exercises significant influence over the operating and financial policies of the company. Phoenix uses the equity method of accounting for its investments in the common stock of these entities. Investments in unconsolidated affiliates also includes, where applicable, Phoenix's investments in senior securities of these entities.

Separate account assets and liabilities and investment trusts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of Phoenix. The assets and liabilities are primarily carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Investment trusts are assets held for the benefit of institutional clients who have investments in structured finance products offered by PXP. Structured finance products include collateralized debt and bond obligations backed by portfolios of public high yield bonds, emerging market bonds, commercial mortgage-backed and asset-backed securities and bank loans. Investment trusts, for which PXP is the sponsor and actively manages the assets, and for which there is not a substantive amount of outside third party equity investment in the trust, are consolidated in the financial statements. Phoenix's financial exposure is limited to its share of equity and bond investments in these vehicles and there is no financial guarantees from, or recourse to, Phoenix for these investment trusts. Asset valuation changes are directly offset by changes in the corresponding liabilities. Fees are recorded when management services provided to the trusts are earned and are included in revenues.

Policy liabilities and accruals

Future policy benefits are liabilities for life and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to contractual guaranteed rates of interest, mortality rates guaranteed in calculating the cash surrender values described in such contracts and morbidity. The guaranteed interest rates range from 2.25% to 6.00% in 2001. Policyholder deposit funds are primarily for universal life products and include deposits received from customers and investment earnings on their fund balances which range from 4.00% to 7.15% in 2001, less administrative and mortality charges.

Liabilities for outstanding claims, losses and loss adjustment expenses are amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

Policyholder deposit funds

Policyholder deposit funds primarily consist of annuity deposits received from customers, dividend accumulations and investment earnings on their fund balances, which range from 2.1% to 12.3%, less administrative charges.

Premium and fee revenue and related expenses

Life insurance premiums, other than premiums for universal life and certain annuity contracts, are recorded as premium revenue pro-rata over the related contract periods. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for investment-related products, included in insurance and investment product fees, consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

Investment management fees

Investment management fees and mutual fund ancillary fees included in insurance and investment product fees in the accompanying Consolidated Statements of Income are recorded as income pro-rata during the period in which services are performed. Investment management fees are generally computed and earned based upon a percentage of assets under management. Investment management fees are paid pursuant to the terms of the respective investment management contracts, which generally require monthly or quarterly payment. Mutual fund ancillary fees consist of dealer concessions, distribution fees, administrative fees, stockholder services agent fees, and accounting fees. Dealer concessions and underwriting fees earned (net of related expenses) from the distribution and sale of affiliated mutual fund shares and other securities are recorded on a trade date basis. Management fees contingent upon achieving certain levels of performance are recorded when earned.

Reinsurance

Phoenix uses reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of Phoenix Life. The amount of policyholder dividends to be paid is determined annually by Phoenix Life's Board of Directors. The aggregate amount of policyholders' dividends is related to the actual interest, mortality, morbidity and expense experience for the year and Phoenix Life's judgment as to the appropriate level of statutory surplus to be retained. At the end of the reporting period, Phoenix Life establishes a dividend liability for the pro-rata portion of the dividends payable on the next anniversary date of each policy. Phoenix also establishes a liability for termination dividends. See note 15—"Closed Block" for information on the policyholder dividend obligation.

Income taxes

Phoenix and its eligible affiliated companies have elected to file a life/non-life consolidated federal income tax return for 2001 and prior years. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions in the percentage of eligible non-life income tax losses that can be applied to offset life insurance company taxable income.

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities and accruals, policy acquisition costs, investment impairment reserves, reserves for post-retirement benefits and unrealized gains or losses on investments.

Stock-based compensation

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. PXP chose to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options and restricted stock under existing plans was measured as the excess, if any, of the quoted market price of PXP's stock at the date of the grant over the amount an employee must pay to acquire the stock. See note 21—"PXP Stock Purchase and Award Plans."

Recent accounting pronouncements

Securitized Financial Instruments. Effective April 1, 2001, Phoenix adopted Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("EITF 99-20"). This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific valuation methods to these securities to determine of there has been an other-than-temporary decline in value. Upon adoption of EITF 99-20, Phoenix recorded a $20.5 million charge in net income as a cumulative effect of accounting change, net of income taxes.

Derivative Financial Instruments. Effective January 1, 2001, Phoenix adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("SFAS 138"). As amended, SFAS 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings.

Phoenix maintains an overall interest rate risk-management strategy that incorporates the use of derivative financial instruments to manage exposure to fluctuations in interest rates. Phoenix's exposure to interest rate changes primarily results from its commitments to fund interest-sensitive insurance liabilities, as well as from significant holdings of fixed rate investments. Derivative instruments that are used as part of Phoenix's interest rate risk-management strategy include interest rate swap agreements, interest rate caps, interest rate floors, interest rate swaptions and foreign currency swap agreements. To reduce counterparty credit risks and diversify counterparty exposure, Phoenix enters into derivative contracts only with a number of highly rated financial institutions.

Phoenix enters into interest rate swap agreements to reduce market risks from changes in interest rates. Phoenix does not enter into interest rate swap agreements for trading purposes. Under interest rate swap agreements, Phoenix exchanges cash flows with another party, at specified intervals, for a set length of time based on a specified notional principal amount. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a variable rate that periodically resets. Generally, no premium is paid to enter into the contract and neither party makes a payment of principal. The amounts to be received or paid on these swap agreements are accrued and recognized in net investment income.

Phoenix enters into interest rate floor, interest rate cap and swaption contracts as a hedge for its assets and liabilities against substantial changes in interest rates. Phoenix does not enter into interest rate floor, interest rate cap and swaption contracts for trading purposes. Interest rate floor and interest rate cap agreements are contracts with a counterparty which require the payment of a premium and give Phoenix the right to receive over the maturity of the contract, the difference between the floor or cap interest rate and a market interest rate on specified future dates based on an underlying notional principal. Swaption contracts are options to enter into an interest rate swap transaction on a specified future date and at a specified price. Upon the exercise of a swaption, Phoenix would either receive a swap agreement at the pre-specified terms or cash for the market value of the swap. Phoenix pays the premium for these instruments on a quarterly basis over the maturity of the contract, and recognizes these payments in net investment income.

Phoenix enters into foreign currency swap agreements to hedge against fluctuations in foreign currency exposure. Under these agreements, Phoenix agrees to exchange with another party, principal and periodic interest payments denominated in foreign currency for payments denominated in U.S. dollars. The amounts to be received or paid on these foreign currency swap agreements are recognized in net investment income. To reduce counterparty credit risks and diversify counterparty exposure, Phoenix only enters into derivative contracts with highly rated financial institutions.

On January 1, 2001, in accordance with the transition provisions of SFAS 133, Phoenix recorded a net-of-tax cumulative effect adjustment of $1.3 million (gain) in earnings to recognize at fair value all derivatives that are designated as fair-value hedging instruments. Phoenix also recorded an offsetting net-of-tax cumulative effect adjustment of $1.3 million (loss) in earnings to recognize the difference attributable to the hedged risks between the carrying values and fair values of the related hedged assets and liabilities. Phoenix also recorded a net-of-tax cumulative effect adjustment of $1.1 million in accumulated other comprehensive income to recognize, at fair value, all derivatives that are designated as cash-flow hedging instruments.

For derivative instruments that were not designated as hedges, upon implementation of SFAS 133, Phoenix recorded a net-of-tax cumulative effect adjustment of $3.9 million in earnings to recognize these instruments at fair value. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not included in the cumulative effect adjustment. There were no gains or losses on derivative instruments that were reported independently as deferred assets or liabilities that required de-recognition from the balance sheet.

Phoenix recognized an after-tax gain of $0.9 million for the year ended December 31, 2001 (reported as other comprehensive income in the Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income), which represented the change in fair value of interest rate swaps which have been designated as cash flow hedges, using the shortcut method, assuming no ineffectiveness. These interest rate swaps hedge floating-rate exposure on asset cash flows that back insurance liabilities by swapping floating rate bonds to fixed. For changes in the fair value of derivatives that are designated, qualify, and are highly effective as cash flow hedges, and for which the critical terms of the hedging instrument and the assets match, Phoenix recognizes the change in fair value of the derivative in other comprehensive income. Phoenix expects that there will be no ineffectiveness to recognize in earnings during the term of the hedges, and Phoenix does not expect to reclassify into earnings amounts reported in accumulated other comprehensive income over the next twelve months.

Phoenix also recognized an after-tax gain of $3.0 million for the year ended December 31, 2001 (reported as other comprehensive income in the Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income), which represented the change in fair value of interest rate forward swaps which have been designated as cash flow hedges of the forecasted purchase of assets. For changes in the fair value of derivatives that are designated as cash flow hedges of a forecasted transaction, Phoenix recognizes the change in fair value of the derivative in other comprehensive income. Amounts related to cash flow hedges that are accumulated in other comprehensive income are reclassified as earnings in the same period or periods during which the hedged forecasted transaction (the acquired asset) affects earnings. As of December 31, 2001, $0.3 million of the deferred net after-tax gains on these derivative instruments is expected to be reclassified into earnings over the next twelve months. For the year ended December 31, 2001, Phoenix also recognized an after-tax gain of $0.3 million (reported as net realized investment gains in the Consolidated Statements of Income), which resulted from the termination of interest rate swap contracts designated as hedges of a forecasted transaction. The interest rate swap contracts were determined to no longer be effective hedges.

Phoenix also recognized an after-tax loss of $0.4 million for the year ended December 31, 2001 (reported as net investment income in the Consolidated Statements of Income), which represented the change in fair value of derivative instruments which were not designated as hedges upon implementation of SFAS 133. These instruments primarily include: interest rate floors which hedge spread deficiency risk between assets and deferred annuity product liabilities; interest rate caps which hedge disintermediation risk associated with universal life insurance liabilities; and interest rate swaps which were hedges of an anticipated purchase of assets associated with an acquisition of a block of insurance liabilities for which offsetting swap positions were taken to lock in a stream of income to supplement the income on the assets purchased. For changes in fair value of derivatives that are not designated and did not qualify as highly effective hedges upon implementation of SFAS 133, Phoenix recognizes the entire change in fair value of the derivatives in current-period earnings. For the year ended December 31, 2001, Phoenix also recognized an after-tax gain of $0.9 million (reported as net realized investment gains in the Consolidated Statements of Income), which resulted from the termination prior to maturity of interest rate swaps which were not designated as hedges upon implementation of SFAS 133.

Phoenix also holds foreign currency swaps as hedges against available-for-sale securities that back U.S. dollar denominated liabilities. For changes in the fair value of derivatives that are designated, qualify, and are highly effective as fair value hedges, Phoenix recognizes the change in fair value of the derivative, along with the change in value of the hedged asset or liability attributable to the hedged risk, in current-period earnings. Phoenix recognized an after-tax gain of $0.8 million for the year ended December 31, 2001.

In certain instances, derivative contracts are terminated prior to maturity. These contracts include, but are not limited to, interest rate and foreign currency swaps, cap and floor contracts, and payor and receiver swaptions. To the extent that derivative contracts determined to be effective hedges are terminated, realized gains and losses are deferred and amortized. Derivatives associated with hedged items that either no longer exist or are no longer expected to occur are accounted for as of the relevant change in status of the hedged items, with gains or losses on such contracts recognized immediately in net income. Similarly, for derivatives otherwise determined to no longer be effective hedges, gains or losses as of termination are recognized immediately in net income.

Accounting for Demutualizations. Effective June 30, 2001, Phoenix adopted Statement of Position No. 00-3, Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and For Certain Long-Duration Participating Contracts ("SOP 00-3"). The provisions of SOP 00-3 provide guidance on accounting by insurance enterprises for demutualizations and the formation of mutual holding companies, including the emergence of earnings from and the financial statement presentation of the closed block established in connection with the demutualization. SOP 00-3 specifies that closed block assets, liabilities, revenues and expenses should be displayed with all other assets, liabilities, revenues and expenses of the insurance enterprise based on the nature of the particular item, with appropriate disclosures relating to the closed block.

Pursuant to the adoption of SOP 00-3, Phoenix recorded a charge of $30.3 million to equity in the second quarter of 2001 representing the establishment of the policyholder dividend obligation along with the corresponding impact on deferred policy acquisition costs and deferred income taxes. See note 15—"Closed Block" for additional information.

Business Combinations/Goodwill and Other Intangible Assets. In June 2001, SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), were issued. SFAS 141 and SFAS 142 are effective July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. SFAS 141 also requires that upon adoption of SFAS 142 a company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. Under SFAS 142, amortization of goodwill, including goodwill and other intangible assets with indefinite lives recorded in past business combinations, will discontinue upon adoption of this standard, and reporting units must be identified for the purpose of assessing potential future impairments of goodwill. Phoenix recognized $16.5 million in goodwill amortization during 2001. Goodwill amortization will not be recognized after 2001 in accordance with SFAS 142. In addition, goodwill recorded as a result of business combinations completed during the six-month period ending December 31, 2001 will not be amortized.

The provisions of SFAS 141 and SFAS 142 also apply to equity-method investments made both before and after June 30, 2001. SFAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.

SFAS 142 requires that goodwill be tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment and, in the year of adoption, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of a company's fiscal year. Intangible assets deemed to have an indefinite life would be tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year in the year of adoption. Phoenix has prepared preliminary analyses in preparation of the adoption of SFAS 142, and expects to record a charge of approximately $120 million to $140 million which will be reflected as a cumulative effect of a change in accounting principle in the first quarter of 2002.

Impairment of Long-Lived Assets. In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective January 1, 2002. Under SFAS 144, long-lived assets to be sold within one year must be separately identified and carried at the lower of carrying value or fair value less costs to sell.

Long-lived assets expected to be held longer than one year are subject to depreciation and must be written down to fair value upon impairment. Long-lived assets no longer expected to be sold within one year, such as some foreclosed real estate, must be written down to the lower of current fair value or fair value at the date of foreclosure adjusted to reflect depreciation since acquisition. Phoenix is currently reviewing the provisions of SFAS 144 and assessing the impact of adoption.

4. Significant Transactions

Debt offering

On December 19, 2001, Phoenix completed a debt offering of $300 million, thirty-year senior unsecured bonds at a coupon of 7.45%. The bonds are traded on the New York Stock Exchange under the symbol PFX. Proceeds from the offering were used to pay down existing bank debt, to fund the acquisition of a 60% interest in Kayne Anderson Rudnick Investment Management, LLC, ("KAR") and for general corporate purposes. See note 27— "Subsequent Events."

Purchase of Phoenix Investment Partners, Ltd. minority interest

On September 10, 2000, Phoenix Life, one of its subsidiaries and PXP entered into an agreement and plan of merger pursuant to which such subsidiary agreed to purchase the outstanding common stock shares of PXP owned by third parties for a price of $15.75 per share. In connection with this merger, Phoenix Life's subsidiary paid, from available cash and short-term investments, $339.3 million to those third parties on January 11, 2001. As a result, PXP became an indirect wholly-owned subsidiary of Phoenix Life and PXP's shares of common stock were de-listed from the New York Stock Exchange. In addition, PXP accrued compensation expenses of $57.0 million to cash out stock options, $5.5 million of related compensation costs, $5.2 million in retention costs and $3.9 million in transaction costs at March 31, 2001.

After the merger, some third party holders of PXP's convertible subordinated debentures converted their debentures and PXP redeemed all remaining outstanding debentures held by third parties by the end of March 2001. PXP made cash payments totaling $38.2 million in connection with these conversions and redemptions from funds borrowed from its then existing credit facility.

The excess of purchase price over the minority interest in the net assets of PXP totaled $224.1 million. Of this excess purchase price, $179.1 million has been allocated to investment management contracts, which are being amortized over their estimated useful lives using the straight-line method. The weighted-average useful life of the investment management contracts is 13.4 years. The remaining excess purchase price, net of deferred taxes, of $118.4 million has been classified as goodwill and is being amortized over 40 years using the straight-line method. Related amortization of goodwill and investment management contracts of $2.9 million and $13.9 million, respectively, has been expensed for the year ended December 31, 2001.

The following table summarizes the calculation and allocation of the purchase price (in millions).

Purchase price:	
Purchase price for 21.5 million outstanding shares at $15.75/share	$ 339.3
Premium paid related to third party convertible debt redemption/conversion	18.8
Transaction related costs	3.2
Total purchase price	$ 361.3
Purchase price allocation:	
Fair value of acquired net assets	$ 137.2
Investment management contracts	179.1
Deferred taxes	(73.4)
Goodwill	118.4
Total purchase price allocation	$ 361.3

Prior to this transaction, PXP had a $1.2 million liability related to options held by certain employees. As a result of this transaction, all outstanding options were settled and, consistent with previous accounting treatment, the remaining liability was reversed and recorded as an adjustment to equity.

Additionally, prior to the transaction, PXP had outstanding restricted stock which had been issued to certain employees pursuant to PXP's Restricted Stock Plan. For book purposes, the fair market value of the restricted stock at the date of the grant was recorded as unearned compensation, a separate component of stockholders' equity, and amortized over the restriction period. For tax purposes, PXP could deduct compensation expense equal to the fair market value of the stock on the date the restrictions lapse. The tax benefit of the deduction in excess of the compensation expense was recorded as an adjustment to additional paid-in capital. At the time of this transaction, all restrictions lapsed and PXP recorded a $2.0 million tax receivable for the deduction and a corresponding adjustment to equity.

Stock repurchase program

On September 17, 2001, Phoenix announced a plan to repurchase up to an aggregate of six million shares of its outstanding common stock. Purchases have since been made on the open market and could be made as well in negotiated transactions, subject to market prices and other conditions. No time limit was placed on the duration of the repurchase program, which may be modified, extended or terminated by the Board of Directors at any time. As of December 31, 2001, 4.5 million shares of Phoenix's common stock had been repurchased at a total cost of $66.0 million. See note 27 – "Subsequent Events" for program extension.

Master credit facility

In June 2001, Phoenix, Phoenix Life, and PXP entered into a $375 million unsecured revolving credit facility that matures on June 10, 2005. Phoenix Life's and PXP's existing credit agreements were terminated at that time. Phoenix unconditionally guarantees loans to Phoenix Life and PXP. Base rate loans bear interest at the greater of the Bank of Montreal's prime commercial rate or the effective federal funds rate plus 0.5%. Eurodollar rate loans bear interest at LIBOR plus an applicable margin. The credit agreement includes customary financial and operating covenants that include, among other provisions, requirements that Phoenix maintain a minimum stockholders' equity and a maximum debt to capitalization ratio; that Phoenix Life maintain a minimum risk based capital ratio, and that PXP maintain a maximum debt to capitalization ratio and a minimum stockholders' equity. See note 9 – "Long-term Debt" for additional information on credit facilities.

Early retirement program

On January 29, 2001, Phoenix offered a special retirement program under which qualified participants will receive enhanced retirement benefits by the addition of five years to age and pension plan service under the Employee Pension Plan. Employees of Phoenix Life and PXP who decided to participate will retire by May 31, 2002. Of the 318 participants eligible, 182 accepted the special retirement incentive program. As a result of this program, Phoenix recorded an additional pension expense of $23.8 million for the year ended December 31, 2001.

Aberdeen Asset Management PLC

On February 18, 1999, PM Holdings purchased 15,050,000 shares of the common stock of Aberdeen Asset Management PLC ("Aberdeen"), a Scottish asset management firm, for $29.4 million. PM Holdings owned 31,600,000 shares and 38,100,000 share as of December 31, 2000 and 2001, respectively.

On April 15, 1996, Phoenix purchased 7% convertible subordinated notes issued by Aberdeen for $37.5 million. The notes, which mature on March 29, 2003, are convertible into 17,441,860 shares of Aberdeen common stock.

In May 2001, Phoenix purchased additional shares of common stock of Aberdeen for a cash purchase price of $46.8 million, bringing its ownership to approximately 22.0% (26.95% when the convertible subordinated note is included) of the common stock of Aberdeen at December 31, 2001. The investment in Aberdeen common stock is reported on the equity method. The notes and common stock are classified as investments in unconsolidated affiliates in the Consolidated Balance Sheets.

The investment in Aberdeen's convertible note at December 31, 2001 is reported at fair value with unrealized gains or losses included in equity. For the years ended prior to 2001, the investment in the note was reported at amortized cost. Aberdeen's convertible note was included in the transfer of securities from held-to-maturity to available-for-sale in 2001 and resulted in a pre-tax unrealized gain of $63.7 million. See note 5— "Investments."

The fair value of Phoenix's investments in Aberdeen, based on the closing market price, was $455.8 million and $322.3 million as of December 31, 2000 and 2001, respectively.

Dividend scale

In November 2000, Phoenix Mutual's Board of Directors voted to maintain the dividend scale for dividends payable on or after January 1, 2001. In October 1999, Phoenix Mutual's Board of Directors voted to maintain the dividend scale for dividends payable on or after January 1, 2000.

Phoenix New England Trust Holding Company

On October 29, 1999, PM Holdings indirectly acquired 100% of the common stock of New London Trust, a banking subsidiary of Sun Life of Canada, for $30.0 million in cash. New London Trust, renamed Phoenix New England Trust Company, was a New Hampshire based federal savings bank that operates a trust division with assets under management of approximately $1 billion. Immediately following this acquisition, on November 1, 1999, PM Holdings sold New London Trust's New Hampshire retail banking operations to Lake Sunapee Bank, fsb, and Mascoma Savings Bank in New Hampshire and the Connecticut branches to Westbank Corporation, for a total of $25.2 million in cash. No gain or loss was recognized on this sale. PM Holdings retained the trust business and four trust offices of New London Trust, located in New Hampshire and Vermont.

On September 29, 2000, Phoenix New England Trust Holding Company sold its New Hampshire trust and agency operations, consisting of Charter Holding Corp. and Phoenix New England Trust Company for $9.1 million in cash to a partnership consisting of Lake Sunapee Bank, Meredith Village Savings Bank and Savings Bank of Walpole (Partner Banks). Each of the Partner Banks was a minority stockholder in Charter Holding prior to the sale. The pre-tax gain realized on this sale was $0.1 million.

Emprendimiento Compartido, S.A. ("EMCO")

At January 1, 1999, PM Holdings held 9.1 million shares of EMCO, representing a 35% ownership interest in this Argentine financial services company that provides pension management, annuities and life insurance products. On June 23, 1999, PM Holdings became the majority owner of EMCO when it purchased 13.9 million shares of common stock from the Banco del Suquia, S.A. for $29.5 million, plus $10.0 million for a five-year covenant not-to-compete.

In addition, EMCO purchased, for its treasury, 3.0 million shares of its outstanding common stock held by two banks. This, in combination with the purchase described above, increased PM Holdings' ownership interest from 35% to 100% of the then outstanding stock.

On November 12, 1999, PM Holdings sold 11.5 million shares (a 50% interest) of EMCO common stock for $40.0 million, generating a pre-tax gain of $11.3 million. PM Holdings received $15.0 million in cash plus a $9.0 million two-year 8%

interest bearing note, and a $16.0 million five-year 8% interest-bearing note. PM Holdings uses the equity method of accounting to account for its remaining 50% interest in EMCO.

After the sale, the remaining excess of the purchase price over the fair value of the acquired net tangible assets totaled $17.0 million. That consisted of a covenant not-to-compete of $5.0 million, which is being amortized over five years, and goodwill of $12.0 million, which is being amortized over ten years.

PFG Holdings, Inc.

On October 29, 1999, PM Holdings, a wholly-owned subsidiary of Phoenix Life, purchased 100% of PFG Holdings, Inc. 8% cumulative preferred stock, which is convertible into a 67% interest in common stock for $5 million in cash. In addition, Phoenix Life has an option to purchase all the outstanding common stock during the sixth year subsequent to the acquisition at a value equal to 80% of the appraised value of the common stock at that time. As of December 31, 2001, this option had not been executed. Since Phoenix Life holds voting control, the entity has been consolidated and a minority interest has been established for outside stockholders' interests. The transaction resulted in goodwill of $3.8 million, which is being amortized on a straight-line basis over forty years.

AGL Life Assurance Company, an operating subsidiary of PFG Holdings, must maintain at least $10.0 million of capital and surplus to satisfy certain regulatory minimum capital requirements. PM Holdings provided financing of $11.0 million at the purchase date to PFG Holdings in order for AGL Life Assurance to meet this minimum requirement. The debt is an 8.34% senior secured note maturing in 2009.

PM Holdings provided additional financing to PFG Holdings in 2001 in the form of a convertible subordinated note. The interest rate on the note is 8%, and the note will mature on November 1, 2006. The note allows for up to $8 million in financing and is convertible into common stock at any time at a variable conversion price.

Property and casualty distribution operations

On May 3, 1999, PM Holdings sold its property and casualty distribution business to Hilb, Rogal and Hamilton Company ("HRH") for $48.1 million including $10.2 million for a covenant not-to-compete. Total proceeds consisted of $32.0 million in 5.25% convertible subordinated debentures, $15.9 million for 865,042 shares of HRH common stock, valued at $18.38 per share on the sale date, and $0.2 million in cash. Phoenix also has contractual rights to designate two nominees for election to HRH's Board of Directors. As of December 31, 2001, two Phoenix designees were serving as HRH directors. The pre-tax gain realized on the sale was $40.1 million.

The convertible debentures mature on May 3, 2014 and are callable by HRH on or after May 3, 2009. The debentures are convertible into 1,406,593 shares of HRH common stock.

The investment in HRH debentures at December 31, 2001 is reported at fair value with unrealized gains or losses included in equity. For the years ended prior to 2001, the investment in HRH was reported at amortized cost. HRH debentures were included in the transfer of securities from held-to-maturity to available-for-sale in 2001 and resulted in a pre-tax unrealized gain of $46.8 million. See note 5 – "Investments."

The investment in HRH common stock is reported on the equity method. The debentures and common stock are classified as investments in unconsolidated affiliates in the Consolidated Balance Sheets. As of December 31, 2001, Phoenix owns 6.4% of the outstanding HRH common stock, 14.8% on a diluted basis.

The fair value of Phoenix's investments in HRH, based on the closing market price, was $90.6 million and $78.8 million as of December 31, 2000 and 2001, respectively.

Discontinued operations

During 1999, Phoenix discontinued the operations of three of its business segments: the Reinsurance Operations, the Real Estate Management Operation and the Group Insurance Operations. Disclosures concerning the financial effect of these transactions are contained in note 14—"Discontinued Operations."

5. Investments

Information pertaining to Phoenix's investments, net investment income and realized and unrealized investment gains and losses follows:

Debt and equity securities

The amortized cost and fair value of investments in debt and equity securities as of December 31, 2001 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in millions)		
Debt securities				
Available-for-sale:				
U.S. government and agency bonds	$ 256.0	$ 13.3	$ (0.1)	$ 269.2
State and political subdivision bonds	508.6	24.7	(1.7)	531.6
Foreign government bonds	293.7	34.1	(1.1)	326.7
Corporate securities	4,316.6	145.5	(103.7)	4,358.4
Mortgage-backed and asset-backed Securities	4,125.0	107.4	(84.3)	4,148.1
Total available-for-sale securities	9,499.9	325.0	(190.9)	9,634.0
Less: available-for-sale securities of discontinued operations	34.8	--	--	34.8
Total available-for-sale debt securities of continuing operations	$ 9,465.1	$ 325.0	$ (190.9)	$ 9,599.2
Equity securities	$ 280.6	$ 52.4	$ (40.6)	$ 292.4
Less: equity securities of discontinued operations	1.5	--	--	1.5
Total equity securities of continuing operations	$ 279.1	$ 52.4	$ (40.6)	$ 290.9

The amortized cost and fair value of investments in debt and equity securities as of December 31, 2000 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in millions)		
Debt securities				
Held-to-maturity:				
State and political subdivision bonds	$ 30.6	$ .3	$ (.9)	$ 30.0
Foreign government bonds	2.4	--	(.7)	1.7
Corporate securities	1,781.2	48.0	(39.0)	1,790.2
Mortgage-backed and asset-backed securities	295.4	15.3	(3.8)	307.0
Total held-to-maturity securities	2,109.6	63.6	(44.4)	2,128.9
Available-for-sale:				
U.S. government and agency bonds	262.5	13.8	(.3)	276.0
State and political subdivision bonds	459.9	16.9	(1.9)	474.9
Foreign government bonds	246.0	26.7	(5.8)	266.9
Corporate securities	2,222.1	37.7	(83.1)	2,176.7
Mortgage-backed and asset-backed securities	2,830.5	63.5	(25.2)	2,868.8
Total available-for-sale securities	6,021.0	158.6	(116.3)	6,063.3
Less: available-for-sale securities of discontinued operations	114.3	--	--	114.3
Total available-for-sale securities of continuing operations	5,906.7	158.6	(116.3)	5,949.0
Total debt securities of continuing operations	$8,016.3	$222.2	$(160.7)	$8,077.9
Equity securities	$ 297.3	$ 77.9	$ (39.7)	$ 335.5

The sale of debt securities held-to-maturity relate to certain securities, with amortized cost of $3.9 million, $3.9 million and $9.1 million, for the years ended December 31, 1999, 2000 and 2001, respectively, which were sold specifically due to a significant decline in the issuers' credit quality. Net realized (losses) gains were $(0.2) million, $(3.9) million and $1.5 million in 1999, 2000 and 2001, respectively.

The amortized cost and fair value of debt securities, by contractual sinking fund payment and maturity, as of December 31, 2001 are shown below. Actual maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or Phoenix may have the right to put or sell the obligations back to the issuers.

	Available-for-sale	
	Amortized Cost	Fair Value
	(in millions)	
Due in one year or less	$ 121.2	$ 121.9
Due after one year through five years	1,276.7	1,260.0
Due after five years through ten years	1,772.9	1,820.3
Due after ten years	2,204.1	2,283.7
Mortgage-backed and asset-backed securities	4,125.0	4,148.1
Total	9,499.9	9,634.0
Less: securities of discontinued operations	34.8	34.8
Total securities of continuing operations	$ 9,465.1	$ 9,599.2

Carrying values for investments in mortgage-backed and asset-backed securities, excluding U.S. government guaranteed investments, were as follows:

	December 31,	
	2000	2001
	(in millions)	
Planned amortization class	$ 117.4	$ 133.9
Asset-backed	1,082.3	1,607.9
Mezzanine	166.5	359.1
Commercial	796.5	633.6
Sequential pay	937.7	1,268.7
Pass through	59.3	75.5
Other	4.5	69.4
Total mortgage-backed and asset-backed securities	$3,164.2	$ 4,148.1

Mortgage loans and real estate

Phoenix's mortgage loans and real estate are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related properties and are generally 75% of the properties' value at the time the original loan is made.

Mortgage loans and real estate investments comprise the following property types and geographic regions:

	Mortgage Loans December 31,		Real Estate December 31,	
	2000	2001	2000	2001
Property type:	(in millions)			
Office buildings	$171.3	$ 155.4	$34.4	$ 25.2
Retail	183.5	170.4	6.9	7.5
Apartment buildings	180.7	171.0	45.9	50.4
Industrial buildings	64.8	52.0	--	--
Other	2.2	2.0	--	--
Valuation allowances	(9.1)	(15.0)	(9.3)	--
Total	$593.4	$ 535.8	$77.9	$ 83.1

	Mortgage Loans December 31,		Real Estate December 31,	
	2000	2001	2000	2001
	(in millions)			
Geographic region:				
Northeast	$124.5	$ 116.5	$49.8	$ 54.4
Southeast	147.6	130.5	--	--
North central	147.4	134.8	.5	.4
South central	103.7	101.7	22.3	13.0
West	79.3	67.3	14.6	15.3
Valuation allowances	(9.1)	(15.0)	(9.3)	--
Total	$593.4	$ 535.8	$77.9	$ 83.1

At December 31, 2001, scheduled mortgage loan maturities were as follows: 2002 — $51.4 million; 2003 — $82.0 million; 2004 — $34.7 million; 2005 — $32.3 million; 2006 — $94.7 million, and $240.7 million thereafter. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. Phoenix did not refinance any of its mortgage loans during 2000 and 2001.

The carrying value of delinquent and in process of foreclosure mortgage loans at December 31, 2000 and 2001 is $11.4 million and $5.6 million, respectively. There are valuation allowances of $9.1 million and $15.0 million, respectively, on these mortgages.

Investment valuation allowances

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the Consolidated Balance Sheets and changes thereto, were as follows:

	Balance at January 1,	Additions	Deductions	Balance at December 31,
	(in millions)			
2001:				
Mortgage loans	$ 9.1	$ 6.1	$ (.2)	$ 15.0
Real estate	9.3	--	(9.3)	--
Total	$ 18.4	$ 6.1	$ (9.5)	$ 15.0
2000:				
Mortgage loans	$ 14.3	$ 1.8	$ (7.0)	$ 9.1
Real estate	3.2	6.1	--	9.3
Total	$ 17.5	$ 7.9	$ (7.0)	$ 18.4
1999:				
Mortgage loans	$ 30.6	$ 9.7	$ (26.0)	$ 14.3
Real estate	6.4	.2	(3.4)	3.2
Total	$ 37.0	$ 9.9	$ (29.4)	$ 17.5

Non-income producing mortgage loans and debt securities

The net carrying value of non-income producing mortgage loans was $6.0 million at December 31, 2000; there were no non-income producing mortgage loans during 2001. The amount of interest foregone by non-income producing mortgage loans was $0.5 million for the year ended December 31, 2000. There were no non-income producing debt securities at December 31, 2000 and 2001.

Venture capital partnerships

Phoenix invests as a limited partner in venture capital limited partnerships. These partnerships focus on early-stage ventures, primarily in the information technology and life science industries and leveraged buyout funds, as well as direct equity investments in leveraged buyouts and corporate acquisitions. As of December 31, 2001, total unfunded capital commitments were $166.8 million.

Phoenix records its equity in the earnings of these partnerships in net investment income.

In the first quarter of 2001, Phoenix recorded a charge of $48.8 million (net of income taxes of $26.3 million) representing the cumulative effect of this accounting change on the fourth quarter of 2000. The cumulative effect was based on the actual fourth quarter 2000 financial results as reported by the partnerships.

In the first quarter of 2001, Phoenix removed the lag in reporting by estimating the change in Phoenix's share of the net equity in earnings of the venture capital partnerships for the period from December 31, 2000, the date of the most recent financial information provided by the partnerships, to Phoenix's then current reporting date of March 31, 2001. To estimate the net equity in earnings of the venture capital partnerships for each quarter, Phoenix developed a methodology to estimate the change in value of the underlying investee companies in the venture capital partnerships. For public investee companies, Phoenix used quoted market prices at the end of each quarter, applying liquidity discounts to these prices in instances where such discounts were applied in the underlying partnerships' financial statements. For private investee companies, Phoenix applied a public industry sector index to roll the value forward each quarter. Phoenix applies this methodology consistently each quarter with subsequent adjustments to reflect market events reported by the partnerships (e.g., new rounds of financing, initial public offerings and writedowns by the general partners). In addition, Phoenix will annually revise the valuations it has assigned to the investee companies to reflect the valuations in the audited financial statements received from the venture capital partnerships. Phoenix's venture capital earnings remain subject to variability.

The components of net investment income related to venture capital partnerships for the year ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Operating losses	$ (8.9)	$ (7.7)	$ (6.4)
Realized gains on cash and stock distributions	84.7	223.3	17.8
Net unrealized gains (losses) on investments held in the partnerships	64.1	61.7	(95.9)
Total venture capital partnership net investment income (loss)	$139.9	$277.3	$(84.5)

Other invested assets

Other invested assets were as follows:

	December 31, 2000	December 31, 2001
	(in millions)	
Transportation and equipment leases	$ 83.2	$ 85.0
Affordable housing partnerships	29.1	28.2
Investment in other affiliates	7.5	9.6
Seed money in separate accounts	41.2	54.6
Mezzanine partnerships	30.4	37.1
Derivatives	--	10.1
Other partnership interests	44.3	57.8
Total other invested assets	$235.7	$282.4

Separate account assets and investment trusts

Separate account assets and investment trusts assets as of December 31, were as follows:

	2000	2001
	(in millions)	
Separate accounts	$ 5,376.6	$ 5,025.2
Investment trusts:		
Phoenix CDO I	--	160.1
Phoenix CDO II	--	384.7
Total investment trusts	--	544.8
Total separate account assets and investment trusts	$ 5,376.6	$ 5,570.0

In 2001, Phoenix determined that the investment trusts did not have a substantive amount of outside equity and, as a result, concluded consolidation was required.

Net investment income

The components of net investment income (loss) for the year ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Debt securities	$ 637.4	$ 622.2	$ 679.1
Equity securities	7.9	13.3	5.2
Mortgage loans	66.3	54.6	45.0
Policy loans	149.0	157.4	168.6
Real estate	9.7	9.2	16.1
Venture capital partnerships	139.9	277.3	(84.5)
Other invested assets	.7	3.4	7.1
Cash, cash equivalents and short-term investments	22.6	27.5	15.4
Sub-total	1,033.5	1,164.9	852.0
Less: investment expenses	13.0	14.3	10.4
Net investment income	1,020.5	1,150.6	841.6
Less: net investment income of discontinued operations	67.4	21.0	6.5
Total net investment income of continuing operations	$ 953.1	$1,129.6	$ 835.1

Investment income of $4.0 million was not accrued on certain delinquent mortgage loans and defaulted debt securities at December 31, 2001. Phoenix does not accrue interest income on impaired mortgage loans and impaired debt securities when the likelihood of collection is doubtful. See note 3—"Summary of Significant Accounting Policies—Valuation of Investments" for further information on mortgage loan and debt security impairment.

The payment terms of mortgage loans may, from time to time, be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $34.9 million and $31.1 million at December 31, 2000 and 2001, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $4.1 million, $3.9 million and $3.6 million in 1999, 2000 and 2001, respectively. Actual interest income on these loans included in net investment income was $3.5 million, $3.1 million and $2.4 million in 1999, 2000 and 2001, respectively.

Investment gains and losses

Net unrealized investment (losses) gains on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Debt securities	$(428.5)	$ 213.8	$ 91.3
Equity securities	63.2	(105.7)	(26.4)
DAC	260.3	(117.2)	(62.2)
Deferred income tax (benefits) expense	(36.7)	(3.2)	.9
Net unrealized investment (losses) gain on securities available-for-sale	$ (68.3)	$ (5.9)	$ 1.8

The amortized cost of debt securities transferred from held-to-maturity to available-for-sale in 2001 was $2,333.8 million, which resulted in an unrealized gain of $83.9 million, after-tax.

Net realized investment gains (losses) for the year ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Debt securities	$(20.4)	$ (54.2)	$ (50.9)
Equity securities	16.6	146.8	(8.8)
Mortgage loans	18.5	3.0	1.0
Real estate	2.9	(4.3)	(2.5)
Sale of property and casualty distribution subsidiary	40.1	(.8)	--
Other invested assets	18.5	(1.1)	(11.2)
Net realized investment gains	76.2	89.4	(72.4)
Less: net realized investment gains from discontinued operations	.4	.2	--
Net realized investment gains (losses) from continuing operations	$ 75.8	$ 89.2	$ (72.4)

The proceeds from sales of available-for-sale debt securities and the gross realized gains and gross realized losses on those sales for the year ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Proceeds from disposals	$1,106.9	$898.5	$ 1,289.8
Gross realized gains on sales	$ 21.8	$ 8.7	$ 38.1
Gross realized losses on sales	$ 39.1	$ 53.2	$ 27.6

6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets were as follows:

	December 31, 2000	December 31, 2001
	(in millions)	
PXP gross amounts:		
Goodwill	$ 425.7	$ 562.4
Investment management contracts	244.0	418.9
Non-compete covenant	5.0	--
Other	4.5	4.3
Totals	679.2	985.6
Other gross amounts:		
Goodwill	11.9	15.2
Intangible asset related to pension plan benefits	8.3	18.6
Other	1.0	1.2
Totals	21.2	35.0
Total gross goodwill and other intangible assets	700.4	1,020.6
Accumulated amortization—PXP	(112.4)	(153.2)
Accumulated amortization—other	(5.4)	(8.8)
Total goodwill and other intangible assets, net	$ 582.6	$ 858.6

In 2000, $1.9 million of goodwill associated with the acquisition of PractiCare, Inc. in 1997 was written off. In 2001, a non-compete covenant associated with PXP became fully amortized and was written-off.

7. Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates were as follows:

	December 31, 2000	December 31, 2001
	(in millions)	
EMCO investment	$ 28.1	$ 28.0
Aberdeen common stock	58.7	103.9
Aberdeen 7% convertible subordinated notes	37.5	101.2
HRH common stock	16.9	18.7
HRH 5.25% convertible subordinated notes	32.0	78.8
Total investments in unconsolidated affiliates	$173.2	$ 330.6

The reclassification of Aberdeen and HRH convertible subordinated notes from held-to-maturity to available-for-sale in 2001 resulted in an unrealized gain of $71.9 million, after-tax.

The components of equity in earnings of and interest earned from investments in unconsolidated affiliates for the year ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
EMCO investment	$ 1.1	$ (0.8)	$ (0.1)
Aberdeen common stock	2.9	7.0	5.8
Aberdeen 7% convertible subordinated notes	2.6	2.6	2.6
HRH common stock	.7	1.2	2.5
HRH 5.25% convertible subordinated notes	1.1	1.7	1.7
Total equity in earnings of and interest earned from investments in unconsolidated affiliates before income taxes	8.4	11.7	12.5
Income taxes	2.9	4.1	4.4
Total equity in earnings of and interest earned from investments in unconsolidated affiliates	$ 5.5	$ 7.6	$ 8.1

8. Derivative Instruments

Derivative instruments as of December 31, are summarized below:

	2000	2001
	(dollars in millions)	
Asset hedges		
Foreign currency swaps:		
Notional amount	$ 24.3	$ 16.4
Weighted average received rate	12.11%	11.91%
Weighted average paid rate	10.61%	10.68%
Fair value	$ 2.0	$ 2.9
Interest rate swaps:		
Notional amount	$ 43.0	$ 80.0
Weighted average received rate	7.51%	6.22%
Weighted average paid rate	6.78%	2.08%
Fair value	$ 1.9	$ 2.6
Liability hedges		
Interest rate floors:		
Notional amount	$ 110.0	$ 110.0
Weighted average strike rate	4.79%	4.79%
Index rate(1)	2-5 Yr. CMT/CMS	2-5 Yr. CMT/CMS
Fair value	$ (.1)	$ .4
Interest rate swaps:		
Notional amount	$ 410.0	$ 510.0
Weighted average received rate	6.66%	5.61%
Weighted average paid rate	6.50%	3.99%
Fair value	$ 6.1	$ 3.8
Interest rate caps:		
Notional amount	$ 50.0	$ 50.0
Weighted average strike rate	7.95%	7.95%
Index rate(1)	10 Yr. CMT	10 Yr. CMT
Fair value	$ --	$ .4

(1) Constant maturity treasury yields (CMT) and constant maturity swap yields (CMS).

The increase in net investment income related to contractual cash flows on interest rate swap contracts was $1.0 million, $1.4 million and $2.0 million for the years ended December 31, 1999, 2000 and 2001, respectively. The decrease in net investment income related to contractual cash flows on interest rate floor, interest rate cap and swaption contracts was $2.3 million, $2.3 million and $0.1 million for the years ended December 31, 1999, 2000 and 2001, respectively. The estimated fair value of these instruments represent what Phoenix would have to pay or receive if the contracts were terminated.

Phoenix is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments, but management of Phoenix does not expect counterparties will fail to meet their financial obligations, given their high credit ratings. The credit exposure of these instruments is the positive fair value at the reporting date. Management of Phoenix considers the likelihood of any material loss on these instruments to be remote.

9. Long-term Debt

	December 31,	
	2000	2001
	(in millions)	
Bank borrowings, blended rate 6.9% due in varying amounts to 2004	$230.0	$ --
Bank borrowings, blended rate 2.5% due in varying amounts to 2005	--	125.1
Public debt securities, 7.45% due 2032 (note 4)	--	299.2
Subordinated debentures, 6.0% due 2015	20.1	--
Surplus notes, 6.95%, due 2006	175.0	175.0
Total long-term debt	$425.1	$ 599.3

Phoenix Life maintained two separate $100 million revolving credit facilities as of June 2001 which were terminated in light of the new master credit facility described below. In addition, PXP maintained two five-year syndicated credit facilities permitting a total borrowing of $375 million as of June 2001 which were terminated in light of the new master credit facility described below.

In June 2001, Phoenix, Phoenix Life and PXP entered into a $375 million revolving credit facility which matures on June 10, 2005 and terminated Phoenix Life's and PXP's prior credit facilities. Bank of Montreal is the administrative agent for this credit facility. Each company has direct borrowing rights under this credit facility. Phoenix unconditionally guarantees loans to Phoenix Life and PXP. Base rate loans bear interest at the greater of the Bank of Montreal's prime commercial rate or the effective federal funds rate plus 0.5%. Eurodollar rate loans bear interest at LIBOR plus an applicable margin. The credit agreement includes customary financial and operating covenants that include, among other provisions, requirements that Phoenix maintain a minimum stockholders' equity and a maximum debt to capitalization ratio; that Phoenix Life maintain a minimum RBC ratio; and that PXP maintain a maximum debt to capitalization ratio and a minimum stockholders' equity. As of December 31, 2001, Phoenix had $125.1 million outstanding.

In November 1996, Phoenix Life issued $175.0 million principal amount of 6.95% surplus notes due December 1, 2006. Each payment of interest on principal of the notes requires the prior approval of the Superintendent of Insurance of the State of New York (the "Superintendent"), and may be made only out of surplus funds which the Superintendent determines to be available for such payment under the New York Insurance Law. The notes contain neither financial covenants nor early redemption provisions, and are to rank pari passu with any subsequently issued surplus, capital or contribution notes or similar obligations of Phoenix Life. Section 1307 of the New York Insurance Law provides that the notes are not part of the legal liabilities of Phoenix Life and are not a basis of any set-off against the company. As of December 31, 2001, Phoenix Life had $175.0 million in surplus notes outstanding.

Interest expense was $34.0 million, $32.7 million and $27.3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

At December 31, 2001, aggregate maturities of long-term debt based on required principal payments for 2002 and the succeeding four years are $0.0, $0.0, $0.0, $125.1 million, $175.0 million, and $299.2 million thereafter.

10. Income Taxes

A summary of income tax expenses (benefits) applicable to income before income taxes, minority interest, and equity in earnings of and interest earned from investments in unconsolidated affiliates, for the year ended December 31, was as follows:

	1999	2000	2001
		(in millions)	
Income taxes:			
Current	$114.0	$123.2	$ (58.2)
Deferred	(15.0)	(67.0)	(52.3)
Total	$ 99.0	$ 56.2	$(110.5)

The income taxes attributable to the consolidated results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the income tax effects of each for the years ended December 31, were as follows:

	1999		2000		2001	
	Amount	%	Amount	%	Amount	%
			(dollars in millions)			
Income tax expense at statutory rate	$93.1	35%	$55.1	35%	$ (87.1)	35%
Dividend received deduction and tax-exempt interest	(3.0)	(1)%	(6.7)	(4)%	(7.2)	3%
Demutualization expenses	--		--		7.1	(3)%
Other, net	(2.7)	(1)%	(2.5)	(2)%	(2.3)	1%
	87.4	33%	45.9	29%	(89.5)	36%
Differential earnings (equity tax)	11.6	4%	10.3	7%	(21.0)	8%
Income taxes	$99.0	37%	$56.2	36%	$(110.5)	44%

The net deferred income tax liability (asset) represents the income tax effects of temporary differences attributable to the consolidated income tax return group. The components were as follows:

	December 31,	
	2000	2001
	(in millions)	
DAC	$ 217.9	$ 234.1
Unearned premium/deferred revenue	(139.0)	(133.6)
Impairment reserves	(16.8)	(31.3)
Pension and other post-retirement benefits	(65.1)	(69.2)
Investments	177.0	101.8
Future policyholder benefits	(186.4)	(204.1)
Investment management contracts	37.5	96.1
Other	(29.2)	(42.4)
	(4.1)	(48.6)
Net unrealized investment gains	11.9	50.2
Minimum pension liability	(3.3)	(7.7)
Equity in earnings of unconsolidated affiliates	4.9	4.3
Deferred income tax liability (asset), net	$ 9.4	$ (1.8)

Gross deferred income tax assets totaled $439.8 million and $488.3 million at December 31, 2000 and 2001, respectively. Gross deferred income tax liabilities totaled $449.2 million and $486.5 million at December 31, 2000 and 2001, respectively. It is management's assessment, based on Phoenix's earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 2000 and 2001 will be realized.

11. Pension and Other Post-retirement and Post-employment Benefit Plans

Pension plans

Phoenix has a non-contributory, defined benefit pension plan covering substantially all of its employees. Retirement benefits are a function of both years of service and level of compensation. Phoenix also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. Phoenix's funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributable to service to date, but also for service expected to be earned in the future.

Components of net periodic benefit cost for the years ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Components of net periodic benefit cost (income):			
Service cost	$ 12.7	$ 9.7	$ 12.1
Interest cost	25.7	28.6	32.4
Curtailments	21.6	.5	17.1
Expected return on plan assets	(29.4)	(34.5)	(39.2)
Amortization of net transition asset	(2.5)	(2.5)	(2.5)
Amortization of prior service costs	1.8	1.3	2.6
Amortization of net gain	(2.9)	(7.6)	(7.5)
Net periodic benefit cost (income)	$ 27.0	$ (4.5)	$ 15.0

In 1999, 2000 and 2001, Phoenix offered special retirement programs under which qualified participants' benefits under the employee pension plan were enhanced by adding five years to age and five years to pension plan service. Of the 692 eligible employees, 359 accepted the special retirement programs as of December 31, 2001. As a result of the special retirement programs, Phoenix recorded additional pension expense of $21.6 million, $3.3 million and $16.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. Also, in 2000, Phoenix recognized a pension credit (income) of $2.8 million related to the sale of its group life and health operations. This credit is included in the results of discontinued operations. In 2001, Phoenix recognized a pension cost of $0.6 million related to the closing of its Greenfield, Massachusetts annuity servicing operation, which was relocated to Albany, New York.

The aggregate change in projected benefit obligation, change in plan assets, and funded status of the plan were as follows:

	December 31,	
	2000	2001
	(in millions)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 397.9	$ 407.9
Service cost	9.7	12.1
Interest cost	28.6	32.4
Plan amendments	3.5	18.8
Curtailments	(8.1)	14.4
Actuarial loss	.4	23.5
Benefit payments	(24.1)	(26.5)
Projected benefit obligation at end of year	$ 407.9	$ 482.6
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 442.8	$ 444.8
Actual return on plan assets	21.6	(28.4)
Employer contributions	4.5	5.2
Benefit payments	(24.1)	(26.5)
Fair value of plan assets at end of year	$ 444.8	$ 395.1
Funded status of the plan	$ 36.9	$ (87.5)
Unrecognized net transition asset	(9.9)	(7.4)
Unrecognized prior service cost	8.3	22.5
Unrecognized net gain	(117.4)	(15.1)
Net amount recognized	$ (82.1)	$ (87.5)

	December 31, 2000	December 31, 2001
	(in millions)	
Amounts recognized in the Consolidated Balance Sheets consist of:		
Accrued benefit liability	$ (99.8)	$ (128.3)
Intangible asset	8.3	18.6
Accumulated other comprehensive income	9.4	22.2
Amounts recognized in the Consolidated Balance Sheets	$ (82.1)	$ (87.5)

At December 31, 2000 and 2001, the non-qualified plan was not funded and had projected benefit obligations of $73.6 million and $119.8 million, respectively. The accumulated benefit obligations as of December 31, 2000 and 2001 related to this plan were $61.7 million and $101.8 million, respectively, and are included in other liabilities on the Consolidated Balance Sheets.

Phoenix recorded, as a reduction of equity, an additional minimum pension liability of $6.1 million and $14.4 million, net of income taxes, at December 31, 2000 and 2001, respectively, representing the excess of accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities for the non-qualified plan. Phoenix has also recorded an intangible asset of $8.3 million and $18.6 million as of December 31, 2000 and 2001 related to the non-qualified plan.

The discount rates used in determining the actuarial present value of the projected benefit obligation were 7.5% for 2000 and 7.0% for 2001. The discount rate assumption for 2000 and 2001 was determined based on a study that matched available high quality investment securities with the expected timing of pension liability payments. The rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 4.5% for 2000 and 4.0% for 2001. The expected long-term rates of return on retirement plan assets were 8.0% in 2000 and 9.0% in 2001. The corridor used to amortize deferred gains and losses was 10% in 2000 and 5% in 2001.

The assets within the pension plan include corporate and government debt securities, equity securities, real estate, venture capital partnerships, and shares of mutual funds.

Phoenix also sponsors savings plans for its employees and agents who are qualified under Internal Revenue Code Section 401(k). Employees and agents may contribute a portion of their annual salary, subject to certain limitations, to the plans. Phoenix contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee or agent. Contributions by Phoenix may be in the form of either Phoenix common stock or cash. Company contributions charged to expense with respect to these plans during the years ended December 31, 1999, 2000 and 2001 were $4.0 million, $3.8 million and $3.5 million, respectively.

Other post-retirement benefit plans

In addition to Phoenix's pension plans, Phoenix currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans sponsored by Phoenix. A substantial portion of Phoenix's employees may become eligible for these benefits upon retirement. The health care plans have varying co-payments and deductibles, depending on the plan. These plans are unfunded.

Phoenix recognizes the costs and obligations of post-retirement benefits other than pensions over the employees' service period ending with the date an employee is fully eligible to receive benefits.

The components of net periodic post-retirement benefit cost for the year ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Components of net periodic benefit cost:			
Service cost	$ 3.4	$ 2.2	$ 1.9
Interest cost	4.6	4.3	4.5
Curtailments	5.4	(1.7)	6.7
Amortization of prior service costs	--	--	.2
Amortization of net gain	(1.5)	(2.2)	(2.7)
Net periodic benefit cost	$11.9	$ 2.6	$10.6

As a result of the special retirement programs, Phoenix recorded an additional post-retirement benefit expense (pre-tax) of $5.4 million, $1.2 million and $6.7 million for the years ended December 31, 1999, 2000 and 2001, respectively. Also, in 2000, Phoenix recognized a post-retirement credit (income) of $2.9 million related to the sale of its group life and health operations. This credit is included in the results of discontinued operations.

The plan's change in projected benefit obligation, change in plan assets, and funded status were as follows:

	December 31,	
	2000	2001
	(in millions)	
Change in projected post-retirement benefit obligation:		
Projected benefit obligation at beginning of year	$ 71.4	$ 62.6
Service cost	2.2	1.9
Interest cost	4.3	4.5
Plan amendments	1.3	2.4
Curtailments	(3.1)	6.6
Actuarial gain	(9.6)	(3.7)
Benefit payments	(3.9)	(5.5)
Projected benefit obligation at end of year	$ 62.6	$ 68.8
Change in plan assets:		
Employer contributions	$ 3.9	$ 5.5
Benefit payments	(3.9)	(5.5)
Fair value of plan assets at end of year	$ --	$ --
Funded status of the plan	$ (62.6)	$ (68.8)
Unrecognized prior service costs	--	2.1
Unrecognized net gain	(41.0)	(42.0)
Accrued benefit liability	$(103.6)	$(108.7)

The discount rates used in determining the accumulated post-retirement benefit obligation were 7.5% and 7.0% at December 31, 2000 and 2001, respectively.

For purposes of measuring the accumulated post-retirement benefit obligation the health care costs were assumed to increase 6.5% and 5.5% in 2000 and 2001, respectively, declining thereafter until the ultimate rate of 5.5% is reached in 2002 and remains at that level thereafter.

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation by $4.8 million and the annual service and interest cost by $0.2 million, before income taxes. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated post-retirement benefit obligation by $4.5 million and the annual service and interest cost by $0.2 million, before income taxes. Gains and losses that occur because actual experience differs from the estimates are amortized over the average future service period of employees.

Other post-employment benefits

Phoenix recognizes the costs and obligations of severance, disability and related life insurance and health care benefits to be paid to inactive or former employees after employment but before retirement. Other post-employment benefit expenses were $0.5 million, ($0.7) million and $0.4 million for the years ended December 31, 1999, 2000 and 2001, respectively.

12. Comprehensive Income

The components of, and related income tax effects for, other comprehensive income for the years ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Unrealized (losses) gains on securities available-for-sale:			
Before-tax amount	$(102.8)	$ 81.5	$ (1.4)
Income tax (benefit) expense	(36.0)	28.5	(.5)
Totals	(66.8)	53.0	(.9)
Reclassification adjustment for net gains realized in net income:			
Before-tax amount	(2.2)	(90.6)	(15.4)
Income tax benefit	(.7)	(31.7)	(5.4)
Totals	(1.5)	(58.9)	(10.0)
Net unrealized losses on securities available-for-sale:			
Before-tax amount	(105.0)	(9.1)	(16.8)
Income tax benefit	(36.7)	(3.2)	(5.9)
Totals	$ (68.3)	$ (5.9)	$ (10.9)
Minimum pension liability adjustment:			
Before-tax amount	$ (2.3)	$ 2.4	$ (12.8)
Income tax (benefit) expense	(.8)	.8	(4.5)
Totals	$ (1.5)	$ 1.6	$ (8.3)
Unrealized gain on security transfer from held-to-maturity to available-for-sale:			
Before-tax amount	$ --	$ --	$ 124.5
Income tax expense	--	--	43.6
Totals	$ --	$ --	$ 83.9
Unrealized gains on derivatives:			
Before-tax amount	$ --	$ --	$ 6.0
Income tax expense	--	--	2.1
Totals	$ --	$ --	$ 3.9
Equity adjustment for policyholder dividend obligation:			
Before-tax amount	$ --	$ --	$ (13.5)
Income tax benefit	--	--	(4.7)
Totals	$ --	$ --	$ (8.8)
Cumulative effect of accounting change for derivatives:			
Before-tax amount	$ --	$ --	$ 1.7
Income tax expense	--	--	.6
Totals	$ --	$ --	$ 1.1

The following table summarizes accumulated other comprehensive income for the years ended December 31:

	1999	2000	2001
		(in millions)	
Net unrealized gains (losses) on securities available-for-sale:			
Balance, beginning of year	$100.5	$ 32.2	$ 26.3
Change during period	(68.3)	(5.9)	(10.9)
Balance, end of year	32.2	26.3	15.4
Minimum pension liability adjustment:			
Balance, beginning of year	(6.2)	(7.7)	(6.1)
Change during period	(1.5)	1.6	(8.3)
Balance, end of year	$ (7.7)	$ (6.1)	$(14.4)

	1999	2000	2001
		(in millions)	
Unrealized gain on security transfer from held-to-maturity to available-for-sale:			
Balance, beginning of year	$ --	$ --	$ --
Change during period	--	--	83.9
Balance, end of year	--	--	83.9
Unrealized gains on derivatives:			
Balance, beginning of year	--	--	--
Change during period	--	--	3.9
Balance, end of year	--	--	3.9
Equity adjustment for policyholder dividend obligation:			
Balance, beginning of year	--	--	--
Change during period	--	--	(8.8)
Balance, end of year	--	--	(8.8)
Cumulative effect of accounting change for derivatives:			
Balance, beginning of year	--	--	--
Change during period	--	--	1.1
Balance, end of year	--	--	1.1
Accumulated other comprehensive income:			
Balance, beginning of year	94.3	24.5	20.2
Change during period	(69.8)	(4.3)	60.9
Balance, end of year	$ 24.5	$ 20.2	$ 81.1

13. Segment Information

Phoenix offers a wide range of financial products and services. These businesses are managed within four reportable segments: (i) Life and Annuity, (ii) Investment Management, (iii) Venture Capital, and (iv) Corporate and Other. These reportable segments are managed in this fashion because they either provide different products or services, are subject to different regulation, require different strategies or have different distribution systems.

The Life and Annuity segment includes the individual life insurance and annuity products including participating whole life, universal life, variable life, term life and annuities.

The Investment Management segment includes private client and institutional investment management and distribution including, managed accounts, open-end mutual funds and closed-end funds.

The Venture Capital segment includes Phoenix's equity share in the operating income and the realized and unrealized investment gains of Phoenix's venture capital partnership investments.

Corporate and Other includes several smaller subsidiaries and investment activities which do not meet the thresholds of reportable segments as defined in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. They include international operations and the run-off of Phoenix's group pension and guaranteed investment contract businesses.

The majority of Phoenix's revenue is derived in the United States of America. Revenue derived from outside the United States of America is not material and revenue derived from any single customer does not exceed ten percent of total consolidated revenues.

The accounting policies of the segments are the same as those described in note 3—"Summary of Significant Accounting Policies." Phoenix evaluates segment performance on the basis of segment after-tax operating income. Realized investment gains and some non-recurring items are excluded because management does not consider them when evaluating the financial performance of the segments. The size and timing of realized investment gains are often subject to management's discretion. The non-recurring items are removed from segment after-tax operating income if, in management's opinion, they are not indicative of overall operating trends. While some of these items may be significant components of Phoenix's GAAP net income, Phoenix believes that segment after-tax operating income is an appropriate measure that represents the net income attributable to the ongoing operations of the business. The criteria used by management to identify non-recurring items and to determine whether to exclude a non-recurring item from segment after-tax operating income include whether the item is infrequent and:

- is material to the segment's after-tax operating income,
- results from a business restructuring,
- results from a change in the regulatory environment or
- relates to other unusual circumstances (*e.g.*, litigation).

Non-recurring items excluded by management from segment after-tax operating income may vary from period to period. Because such items are excluded based on management's discretion, inconsistencies in the application of management's selection criteria may exist. Segment after-tax operating income is not a substitute for net income determined in accordance with GAAP and may be different from similarly titled measures of other companies.

Capital is allocated to Investment Management on an historical cost basis and to insurance products based on 200% of company action level risk-based capital. Net investment income is allocated based on the assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations using time studies and other allocation methodologies.

The following tables provide certain information with respect to Phoenix's operating segments as of and for the years ended December 31, 1999, 2000 and 2001, as well as the realized investment gains and non-recurring items not included in segment after-tax operating income.

	As of December 31,	
	2000	2001
	(in millions)	
Total assets:		
Life and Annuity	$17,862.4	$18,925.0
Investment Management	800.2	1,165.0
Venture Capital	467.3	291.7
Corporate and Other	1,157.8	2,122.9
Discontinued operations	25.5	20.8
Total	$20,313.2	$22,525.4
Deferred policy acquisition costs:		
Life and Annuity	$ 1,019.0	$ 1,123.7
Policy liabilities and accruals:		
Life and Annuity	$11,220.0	$11,853.1
Corporate and Other	152.6	140.3
Total	$11,372.6	$11,993.4
Policyholder deposit funds:		
Life and Annuity	$ 665.6	$ 1,351.8
Corporate and Other	12.8	16.4
Total	$ 678.4	$ 1,368.2

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Premiums:			
Life and Annuity	$1,175.7	$1,147.4	$1,112.7
Total	1,175.7	1,147.4	1,112.7
Insurance and investment product fees:			
Life and Annuity	277.7	302.7	303.8
Investment Management	284.3	324.4	258.1
Corporate and Other	42.2	28.1	12.6
Non-recurring items	(5.9)	4.6	3.8
Less: inter-segment revenues	(23.7)	(28.8)	(31.9)
Total	574.6	631.0	546.4
Net investment income:			
Life and Annuity	768.3	791.4	890.9
Investment Management	3.1	2.6	1.6
Venture Capital	139.9	277.3	(84.5)
Corporate and Other	31.3	47.5	18.3
Add: inter-segment investment expenses	10.5	10.8	8.8
Total	$ 953.1	$1,129.6	$ 835.1

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Policy benefits and increase in policy liabilities and policyholder dividends:			
Life and Annuity	$1,723.6	$1,775.8	$1,797.2
Corporate and Other	10.0	12.0	9.6
Total	1,733.6	1,787.8	1,806.8
Amortization of deferred policy acquisition costs:			
Life and Annuity	147.9	137.8	133.0
Non-recurring items	--	218.2	--
Total	147.9	356.0	133.0
Amortization of goodwill and other intangible assets:			
Life and Annuity	6.7	.9	.4
Investment Management	30.3	31.8	49.0
Corporate and Other	3.1	4.2	--
Total	40.1	36.9	49.4
Interest expense:			
Life and Annuity	--	.9	.9
Investment Management	16.8	17.9	14.9
Corporate and Other	17.2	14.7	12.4
Less: inter-segment expenses	--	(.8)	(.9)
Total	34.0	32.7	27.3
Demutualization expenses:			
Non-recurring items	--	21.8	25.9
Total	--	21.8	25.9
Other operating expenses:			
Life and Annuity	271.3	295.9	292.1
Investment Management	187.0	222.9	212.5
Corporate and Other	84.7	98.2	40.3
Non-recurring items	28.1	4.7	105.4
Less: inter-segment expenses	(13.2)	(17.2)	(22.2)
Total	557.9	604.5	628.1
Operating income before income taxes, minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates:			
Life and Annuity	72.2	30.2	83.8
Investment Management	53.3	54.4	(16.7)
Venture Capital	139.9	277.3	(84.5)
Corporate and Other	(41.5)	(53.5)	(31.4)
Non-recurring items	(34.0)	(240.1)	(127.5)
Total	189.9	68.3	(176.3)
Income tax expense (benefit):			
Life and Annuity	25.5	10.6	29.4
Investment Management	23.0	25.7	(2.6)
Venture Capital	49.0	97.1	(29.6)
Corporate and Other	(24.4)	(34.7)	(19.9)
Non-recurring items	(.7)	(73.7)	(61.6)
Total	72.4	25.0	(84.3)
Minority interest in net income of consolidated subsidiaries:			
Life and Annuity	--	--	(.3)
Investment Management	(10.1)	(11.0)	(6.9)
Total	$ (10.1)	$ (11.0)	$ (7.2)

	For the Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Equity in earnings of and interest earned from investments in unconsolidated affiliates:			
Investment Management	$ 3.7	$ 6.3	$ 5.5
Corporate and Other	1.8	1.3	2.6
Total	5.5	7.6	8.1
Segment operating income after taxes:			
Life and Annuity	46.7	19.6	54.1
Investment Management	23.9	23.9	(15.5)
Venture Capital	90.9	180.2	(54.9)
Corporate and Other	(15.3)	(17.5)	(8.9)
Sub-total	146.2	206.2	(25.2)
Non-recurring items	(33.3)	(166.4)	(65.9)
Total	112.9	39.8	(91.1)
Net realized investment gains (losses) after income taxes:			
Life and Annuity	10.3	(15.8)	(19.8)
Investment Management	--	5.2	.5
Corporate and Other	38.9	65.6	(26.9)
Total	49.2	55.0	(46.2)
Income (loss) from continuing operations:			
Life and Annuity	57.0	3.8	34.3
Investment Management	23.9	29.1	(15.0)
Venture Capital	90.9	180.2	(54.9)
Corporate and Other	23.6	48.1	(35.8)
Non-recurring items	(33.3)	(166.4)	(65.9)
Total	$ 162.1	$ 94.8	$ (137.3)

The components of after-tax non-recurring items for the years ended December 31, were as follows:

	1999	2000	2001
		(in millions)	
Non-recurring items:			
Life and Annuity			
DAC adjustment (1)	$ --	$(141.8)	$ --
Sub-total	--	(141.8)	--
Investment Management:			
Portfolio (loss) gain (2)	(3.8)	3.1	--
Partnership gains (3)	--	--	2.4
Loss on sublease transaction (4)	--	(.7)	--
Restructuring charges (5)	(.7)	--	--
Expense of purchase of PXP minority interest (6)	--	(.7)	(52.8)
Litigation settlement (7)	--	(1.8)	--
Sub-total	(4.5)	(.1)	(50.4)
Corporate and Other:			
Early retirement pension adjustment (8)	(17.6)	--	(15.5)
Demutualization expense (9)	--	(14.1)	(23.9)
Pension adjustment (10)	--	--	2.9
Surplus tax (11)	(11.2)	(10.4)	21.0
Sub-total	(28.8)	(24.5)	(15.5)
Total	$(33.3)	$(166.4)	$(65.9)

Non-recurring items include:

(1) an increase to deferred policy acquisition costs amortization resulting from a change in estimated future investment earnings due to a reallocation in December 2000 of assets supporting participating life policies;

(2) a charge incurred in 1999, and subsequent insurance recovery in the second quarter of 2000, related to the reimbursement of two mutual fund investment portfolios which had inadvertently sustained losses;

(3) gains related to distributions from PXP partnership investments;
(4) one-time expenses related to sublease transactions on certain office space;
(5) various restructuring charges, including: expenses resulting from a senior executive exercising certain rights under an employment agreement, charges related to the out-sourcing of fund accounting operations, and severance costs related to staff reductions resulting primarily from the closing of PXP's equity management department in Hartford and PXP's reductions in the institutional line of business;
(6) expenses related to the purchase of the PXP minority interest, including: PXP's accrual of non-recurring compensation expenses of $57.0 million to cash out restricted stock, $5.5 million of related compensation costs, non-recurring retention costs of $19.7 million and non-recurring transaction costs of $3.9 million. Income taxes of $33.3 million were calculated using an effective tax rate of 38.8%;
(7) a charge related to a litigation settlement with former clients of PXP and its former financial consulting subsidiary;
(8) charges incurred in connection with an early retirement program;
(9) expenses related to the demutualization;
(10) reduction in pension plan cost due to a change in the corridor used to amortize deferred gains and losses;
(11) and elimination of surplus tax liability. As a mutual life insurance company, Phoenix Life was subject, in the periods indicated, to a surplus tax limiting the ability of mutual insurance companies to deduct the full amount of policyholder dividends from taxable income. Phoenix Life was not subject to such surplus tax in 2001 and future years as a result of the demutualization in June 2001.

Included in policy benefits and dividend amounts for the Life and Annuity segment is interest credited on policyholder account balances of $105.6 million, $109.5 million and $133.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

14. Discontinued Operations

During 1999, Phoenix discontinued the operations of three of its business segments which in prior years had been reflected as reportable business segments: the reinsurance operations, the real estate management operations and the group life and health operations. The discontinuation of these business segments resulted from the sale of several operations, a signed agreement to sell one of the operations and the implementation of plans to withdraw from the remaining businesses. The operating results of discontinued operations and the gain or loss on disposal are shown in the summary section below.

Reinsurance Operations

In 1999, Phoenix exited its reinsurance operations through a combination of sale, reinsurance and placement of certain components into run-off. The reinsurance segment consisted primarily of individual life reinsurance operations as well as group accident and health reinsurance business. Accordingly, Phoenix estimated sales proceeds, net premiums, net claims payments and expenses of winding-down the business. As a result, in 1999 Phoenix recognized a $173.1 million pre-tax loss on the disposal of reinsurance operations. The significant components of the loss on the disposal of reinsurance operations were as follows:

On August 1, 1999, Phoenix sold its individual life reinsurance operations and certain group health reinsurance business to Employers Reassurance Corporation for $130 million. The transaction was structured as a reinsurance and asset sale transaction (assumption reinsurance), resulting in a pre-tax gain of $113 million. The pre-tax income from operations for the seven months prior to disposal was $19 million. During the third quarter of 2000, Phoenix recorded a pre-tax charge of $6 million to reflect an adjustment to estimated individual life reinsurance reserves in accordance with the sales agreement.

During 1999, Phoenix placed the retained group accident and health reinsurance business into run-off. Phoenix adopted a formal plan to stop writing new contracts covering these risks and end the existing contracts as soon as those contracts would permit. However, Phoenix remained liable for claims under those contracts.

In 1999, Phoenix reviewed the run-off block and estimated the amount and timing of future net premiums, claims and expenses. Consequently, Phoenix increased reserve estimates on the run-off block by $180 million (pre-tax). In addition, as part of the exit strategy, Phoenix purchased aggregate excess of loss reinsurance to further protect Phoenix from unfavorable results from this discontinued business. This reinsurance is subject to an aggregate retention of $100 million on the discontinued business. Phoenix may commute the agreement at any time after September 30, 2004, subject to automatic commutation effective September 30, 2019. Phoenix incurred an initial expense of $130 million on the acquisition of this reinsurance.

During 2000, Phoenix updated its estimates of future losses related to the group accident and health reinsurance business as well as future expenses associated with managing the run-off. Based on the most recent information available, Phoenix increased reserve estimates on the run-off block by $97 million (pre-tax). Phoenix determined that the increase to reserves was needed based on revised actuarial assumptions to reflect current and expected deteriorating trends in claim experience and higher than anticipated expenses.

During 2001, Phoenix reviewed its estimates of future losses related to the group accident and health reinsurance business as well as future expenses associated with managing the run-off. Based on the most recent information available, Phoenix did not recognize any additional reserve provisions.

The additional reserves and aggregate excess of loss reinsurance coverage are expected to cover the run-off of the business; however, the nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Therefore, Phoenix expects to pay claims out of existing estimated reserves for up to ten years as the level of business diminishes.

A significant portion of the claims arising from the discontinued group accident and health reinsurance business arises from the activities of Unicover Managers, Inc. ("Unicover"). Unicover organized and managed a group, or pool, of insurance companies ("Unicover pool") and certain other facilities, which reinsured the life and health insurance components of workers' compensation insurance policies issued by various property and casualty insurance companies. Phoenix was a member of the Unicover pool. Phoenix terminated its participation in the Unicover pool effective March 1, 1999.

Phoenix is involved in disputes relating to the activities of Unicover. Under Unicover's underwriting authority, the Unicover pool and Unicover facilities wrote a dollar amount of reinsurance coverage that was many times greater than originally estimated. As a member of the Unicover pool, Phoenix is involved in several proceedings in which the pool members assert that they can deny coverage to certain insurers which claim that they purchased reinsurance coverage from the pool.

Further, Phoenix was, along with Sun Life Assurance of Canada ("Sun Life") and Cologne Life Reinsurance Company ("Cologne Life"), a retrocessionaire (meaning a reinsurer of other reinsurers) of the Unicover pool and two other Unicover facilities, providing the pool and facility members with reinsurance of the risks that the pool and facility members had assumed. In September 1999, Phoenix joined an arbitration proceeding that Sun Life had begun against the members of the Unicover pool and the Unicover facilities. In this arbitration, Phoenix and Sun Life sought to cancel their retrocession agreement on the grounds that material misstatements and nondisclosures were made to them about, among other things, the amount of risks they would be reinsuring. The arbitration proceedings are ongoing only with respect to the Unicover pool, because Phoenix, Sun Life and Cologne Life reached settlement with the two Unicover facilities in the first quarter of 2000 (see discussion below).

In its capacity as a retrocessionaire of the Unicover business, Phoenix had an extensive program of its own reinsurance in place to protect it from financial exposure to the risks it had assumed. Currently, Phoenix is involved in separate arbitration proceedings with three of its own retrocessionaires which are seeking on various grounds to avoid paying any amounts to Phoenix. Most of these proceedings remain in their preliminary phases. Because the same retrocession program that covers Phoenix's Unicover business covers a significant portion of its other remaining group accident and health reinsurance business, Phoenix could have additional material losses if one or more of its retrocesssionaires successfully avoids its obligations.

During 2000, Phoenix reached settlements with several of the companies involved in Unicover. On January 13, 2000, Phoenix and the other member companies of the Unicover pool settled with EBI Indemnity Company and affiliates of the Orion Group ("EBI/Orion"), by which all pool members were released from their obligations as reinsurers of EBI/Orion. On January 21, 2000, Phoenix settled with Reliance Insurance Company ("Reliance") and its parent Reliance Group Holdings, Inc. and was released from its obligations as a reinsurer of the so-called Reliance facility. On March 27, 2000, Phoenix settled with Reliance, Lincoln National Life Insurance Company and Lincoln National Health and Casualty Company, releasing Phoenix from its obligations as a reinsurer of the so-called Lincoln facility. On May 28, 2000, Phoenix reached an agreement with one of its retrocessionaires, and recovered a substantial portion of its settlement cost on the Reliance settlement. Financial terms of these settlements were consistent with the provisions established by Phoenix in 1999. There was no effect on net income resulting from these settlements for the year ended December 31, 2000.

A second set of disputes involves personal accident business that was reinsured in the London reinsurance market in the mid-1990s in which Phoenix participated. The disputes involve multiple layers of reinsurance, and allegations that the reinsurance program created by the brokers involved in placing those layers was interrelated and devised to disproportionately pass losses to a top layer of reinsurers. Many companies who participated in this business are involved in arbitrations in which those top layer companies are attempting to avoid their obligations on the basis of misrepresentation. Because of the complexity of the disputes and the reinsurance arrangements, many of these companies are currently participating in negotiations of the disputes for certain contract years, and Phoenix believes that similar discussions will follow for the remaining years. Although Phoenix is vigorously defending its contractual rights, Phoenix is actively involved in the attempt to reach negotiated business solutions.

Given the uncertainty associated with litigation and other dispute resolution proceedings, and the expected long-term development of net claims payments, the estimated amount of the loss on disposal of reinsurance discontinued operations may differ from actual results. However, it is management's opinion, after consideration of the provisions made in these financial statements, as described above, that future developments will not have a material effect on Phoenix's consolidated financial position.

The other component of the loss on the disposal of reinsurance discontinued operations in 1999 was as follows:

On June 30, 1999, PM Holdings sold Financial Administrative Services, Inc. ("FAS"), its third party administration subsidiary affiliated with individual life reinsurance, to CYBERTEK, a wholly-owned subsidiary of Policy Management Systems Corporation. Proceeds from the sale were $8.0 million for the common stock plus $1.0 million for a covenant not-to-compete, resulting in a pre-tax gain of $3.8 million.

In addition to the $9.0 million sale price, Phoenix will receive additional proceeds contingent on certain revenue targets. Phoenix recorded a note receivable for $4.0 million which, under the terms of the agreement, CYBERTEK will repay in six annual installments commencing March 31, 2001 through March 31, 2006. The contingent proceeds will be determined annually but in total, will range from a minimum of $4.0 million to a maximum of $16.0 million. Phoenix received $1.9 million from Computer Sciences Corporation, the successor to CYBERTEK, in 2001.

Real Estate Management Operations

On March 31, 1999, Phoenix sold its real estate management subsidiary, Phoenix Realty Advisors, to Henderson Investors International Holdings, B.V. for $7.9 million in cash. The pre-tax gain realized on this transaction was $7.1 million.

On May 25, 2000, Phoenix sold its investment in 50% of the outstanding common stock of Pinnacle Realty Management Company, Inc., a real estate property management firm, for $6.0 million. This sale represented Phoenix's entire interest in Pinnacle Realty Management Company, Inc. and Phoenix now has no other real estate management business. The transaction resulted in a pre-tax loss of $0.6 million.

Group Life and Health Operations

On April 1, 2000, Phoenix sold its group life and health business to GE Financial Assurance Holdings, Inc. ("GEFA") except for Phoenix Dental Services, Inc. and California Benefits Dental Plan. Specifically, Phoenix Group Holdings and PM Holdings sold 97% of the common stock of Phoenix American Life Insurance Company and 100% of the common stock of Phoenix Group Services, Inc. and Clinical Disability Management, Inc. for $283.9 million. This amount is comprised of $238.9 million in cash and $45.0 million in common stock of GE Life and Annuity Assurance Company, an affiliate of GEFA. The common stock represents a 3.1% interest in GE Life and Annuity Assurance Company. Phoenix retains ownership of 3% of the common stock of Phoenix American Life Insurance Company. Phoenix Life has a right to put these shares back to GEFA beginning in 2005 and ending in 2007. These investments are reported as equity securities on the Consolidated Balance Sheets. The pre-tax gain on the sale was $72.1 million and is reported in discontinued operations gain on disposal, net of income taxes.

The sale to GEFA of 100% of the common stock of Phoenix Dental Services, Inc. and California Benefits Dental Plan closed on October 31, 2000. The sales proceeds for these entities were $2.0 million, which resulted in a pre-tax loss of $0.4 million.

Summary

The assets and liabilities of the discontinued operations have been excluded from the assets and liabilities of continuing operations and separately identified on the Consolidated Balance Sheets. Net assets of the discontinued operations totaled $25.5 million and $20.8 million as of December 31, 2000 and 2001, respectively.

The operating results of discontinued operations and the gain or loss on disposal are presented below. There were no operating results for the year ended December 31, 2001 because the operations were discontinued prior to January 1, 2001.

	Year Ended December 31, 1999	2000
Income from discontinued operations	(in millions)	
Revenues:		
Reinsurance Operations	$ —	$ —
Group Life and Health Operations	453.8	117.6
Real Estate Management Operations	1.2	.4
Total revenues	$455.0	$118.0
Income from discontinued operations:		
Reinsurance Operations	$ —	$ —
Group Life and Health Operations	56.8	14.8
Real Estate Management Operations	(1.6)	(.3)
Income from discontinued operations before income taxes	55.2	14.5
Income taxes	19.1	5.1
Income from discontinued operations, net of income taxes	$ 36.1	$ 9.4
Loss on disposal of discontinued operations		
(Loss) gain on disposal:		
Reinsurance Operations	$ (173.1)	$(103.0)
Real Estate Management Operations	5.9	(.6)
Group Life and Health Operations	—	71.7
Loss on disposal of discontinued operations before income taxes	(167.2)	(31.9)
Income taxes	(58.2)	(11.0)
Loss on disposal of discontinued operations, net of income taxes	$ (109.0)	$ (20.9)

15. Closed Block

On the date of demutualization, Phoenix Life established a closed block for the benefit of holders of certain individual participating life insurance policies and annuities of Phoenix Life for which Phoenix Life had a dividend scale payable in 2000. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 2000, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 2000 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

Other than the provisions of SOP 00-3, Phoenix Life uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the date of demutualization. In particular, deferred policy acquisition costs are amortized in proportion to estimated gross margins and the liability for future benefits and services is calculated using the net level premium method.

SOP 00-3 requires the establishment of a policyholder dividend obligation for earnings that inure to benefit policyholders. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes.

Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain inforce. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings of the closed block due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, Phoenix Life will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, Phoenix Life will recognize only the actual earnings in income. However, Phoenix Life may change policyholder dividend scales in the future which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

In addition to the closed block assets, we hold assets outside the closed block in support of closed block liabilities. Investment earnings on these assets less allocated expenses and the amortization of deferred acquisition costs provide an additional source of earnings to our shareholders. In addition, the amortization of deferred acquisition costs requires the use of various assumptions. To the extent that actual experience is more or less favorable than assumed, shareholder earnings will be impacted.

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders' benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business, all of which enter into the determination of total gross margins of closed block policies for the purpose of the amortization of deferred acquisition costs. The amounts shown in the table below for assets and liabilities are those that enter into the determination of amounts to be paid to policyholders.

As specified in the plan of reorganization, the allocation of assets for the closed block was made as of December 31, 1999. Consequently, cumulative earnings on the closed block assets and liabilities for the period January 1, 2000 to December 31, 2001 in excess of expected cumulative earnings do not inure to stockholders and have been used to establish a policyholder dividend obligation as of December 31, 2001. The initial policyholder dividend obligation of $115.5 million consists of $45.2 million of earnings for the period January 1, 2000 to June 30, 2001 and unrealized gains on assets in the closed block as of June 30, 2001 of $70.3 million. The increase in the policyholder dividend obligation of $51.7 million pre-tax, consists of $13.2 million of pre-tax earnings for the period July 1, 2001 to December 31, 2001 and the change in unrealized gains on assets in the closed block for the period July 1, 2001 to December 31, 2001 of $38.5 million, pre-tax. The following sets forth certain summarized financial information relating to the closed block as of the dates indicated:

	June 30, 2001	December 31, 2001
	(in millions)	
Closed block liabilities:		
Policy liabilities and accruals and policyholder deposit funds...	$ 8,937.8	$ 9,150.2
Policyholder dividends payable	364.2	357.3
Policyholder dividend obligation	115.5	167.2
Other closed block liabilities	56.1	57.0
Total closed block liabilities	9,473.6	9,731.7
Closed block assets:		
Held-to-maturity debt securities at amortized cost	1,594.5	--
Available-for-sale debt securities at fair value	3,922.7	5,734.2
Mortgage loans	390.6	386.5
Policy loans	1,412.5	1,407.1
Deferred income taxes	384.8	392.6
Investment income due and accrued	125.1	125.3
Net due and deferred premiums	39.4	41.1
Cash and cash equivalents	186.1	239.7
Other closed block assets	2.6	14.8
Total closed block assets	8,058.3	8,341.3
Excess of reported closed block liabilities over closed block assets	$ 1,415.3	$ 1,390.4

	June 30, 2001	December 31, 2001
	(in millions)	
Maximum future earnings to be recognized from closed block assets and liabilities	$ 1,415.3	$ 1,390.4
Change in policyholder dividend obligation:		
Balance at beginning of period	$ --	$ 115.5
Change during the period	115.5	51.7
Balance at end of period	$ 115.5	$ 167.2

The following sets forth certain summarized financial information relating to the closed block for the six months ended December 31, 2001 (in millions):

Closed block revenues:	
Premiums	$ 565.7
Net investment income	281.1
Realized investment losses, net	(18.4)
Total revenues	828.4
Closed block benefits and expenses:	
Benefits to policyholders and increase in liabilities	580.0
Other operating costs and expenses	6.1
Change in policyholder dividend obligation	13.2
Dividends to policyholders	190.8
Total benefits and expenses	790.1
Contribution from the closed block, before income taxes	38.3
Income tax expense	13.4
Contributions from closed block, after income taxes	$ 24.9

16. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements, consisting primarily of office buildings occupied by Phoenix, are stated at depreciated cost. Real estate occupied by Phoenix was $83.9 million and $79.1 million at December 31, 2000 and 2001, respectively. Phoenix provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets which generally range from five to forty years. Accumulated depreciation and amortization was $204.0 million and $210.6 million at December 31, 2000 and 2001, respectively.

Rental expenses for operating leases, principally with respect to buildings, amounted to $16.3 million, $14.1 million and $13.4 million in 1999, 2000 and 2001, respectively, for continuing operations. Future minimum rental payments under non-cancelable operating leases for continuing operations were approximately $27.0 million as of December 31, 2001, payable as follows: 2002 — $10.4 million; 2003 — $7.1 million; 2004 — $4.7 million; 2005 — $3.0 million; 2006 — $1.2 million; and $0.6 million thereafter.

17. Direct Business Written and Reinsurance

Phoenix cedes reinsurance as a means of diversifying underwriting risk. To the extent that reinsuring companies may not be able to meet their obligations under reinsurance agreements in effect, Phoenix remains liable. Failure of the reinsurers to honor their obligations could result in losses to the company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, Phoenix evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. For direct issues, the maximum of individual life insurance retained by Phoenix on any one life is $8 million for single life and joint first-to-die policies and $10 million for joint last-to-die policies, with excess amounts ceded to reinsurers. Phoenix reinsures 80% of the mortality risk on the in force block of the Confederation Life business acquired on December 31, 1997. In addition, Phoenix entered into two separate reinsurance agreements on October 1, 1998 and July 1, 1999 to reinsure 80% of the mortality risk on a substantial portion of its otherwise retained individual life insurance business. Also, Phoenix reinsures 80% to 90% of the mortality risk on certain new issues of term, universal life, variable universal life and whole life products. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. In addition, Phoenix assumes and cedes business related to the group accident and health block in run-off. While Phoenix is not writing any new contracts, Phoenix is contractually obligated to assume and cede premiums related to existing contracts.

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31, was as follows:

	1999	2000	2001
		(in millions)	
Direct premiums	$ 1,677.5	$ 1,399.2	$ 1,292.5
Reinsurance assumed	416.2	202.4	72.9
Reinsurance ceded	(323.0)	(280.9)	(221.5)
Net premiums	1,770.7	1,320.7	1,143.9
Less net premiums of discontinued operations	(595.0)	(173.3)	(31.2)
Net premiums of continuing operations	$ 1,175.7	$ 1,147.4	$ 1,112.7
Percentage of amount assumed to net premiums	24%	15%	6%
Direct policy and contract claims incurred	$ 622.3	$ 545.0	$ 475.2
Reinsurance assumed	563.8	257.8	116.2
Reinsurance ceded	(285.4)	(216.2)	(226.1)
Net policy and contract claims incurred	900.7	586.6	365.3
Less net incurred claims of discontinued operations	(661.7)	(234.6)	(13.9)
Net policy and contract claims incurred of continuing operations	$ 239.0	$ 352.0	$ 351.4
Direct life insurance in force	$131,052.1	$107,600.7	$111,743.1
Reinsurance assumed	139,649.9	1,736.4	464.4
Reinsurance ceded	(207,192.0)	(72,042.4)	(75,787.5)
Net insurance in force	63,510.0	37,294.7	36,420.0
Less insurance in force of discontinued operations	(1,619.5)	—	(1.0)
Net insurance in force of continuing operations	$ 61,890.5	$ 37,294.7	$ 36,419.0
Percentage of amount assumed to net insurance in force	220%	5%	1%

Irrevocable letters of credit aggregating $17.5 million at December 31, 2001 have been arranged with United States of America commercial banks in favor of Phoenix to collateralize the ceded reserves. Additional collateral of $73.8 million was in the form of trust agreements for unauthorized reinsurers.

18. Participating Life Insurance

Participating life insurance in force was 60.0% and 50.4% of the face value of total individual life insurance in force at December 31, 2000 and 2001, respectively. The premiums on participating life insurance policies were 76.8%, 73.1% and 65.3% of total individual life insurance premiums in 1999, 2000, and 2001, respectively.

19. Deferred Policy Acquisition Costs

The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:

	1999	2000	2001
		(in millions)	
Balance at beginning of year	$1,058.2	$1,318.8	$1,019.0
Acquisition cost deferred	148.2	172.8	206.1
Amortized to expense during the year	(147.9)	(356.0)	(133.0)
Equity adjustment for policyholder dividend obligation	--	--	3.1
Adjustment to net unrealized investment gains (losses) included in other comprehensive income	260.3	(116.6)	28.5
Balance at end of year	$1,318.8	$1,019.0	$1,123.7

In conjunction with the December 31, 1997 acquisition of the Confederation Life business, PVFP of $141.2 million is reflected as an element of deferred acquisition costs. The estimated amount to be amortized for the years ending December 31, 2002, 2003, 2004, 2005 and 2006 is $10.3 million, $9.2 million, $7.9 million, $6.1 million and $4.8 million, respectively. The following is an analysis of PVFP for the years ended December 31:

	1999	2000	2001
		(in millions)	
Balance at beginning of year	$136.8	$112.7	$ 96.9
Amortization	(24.1)	(15.8)	(16.3)
Balance at end of year	$112.7	$ 96.9	$ 80.6

Interest accrued on the unamortized PVFP balance for the years ended December 31, 1999, 2000 and 2001 was $8.9 million, $7.3 million and $5.8 million, respectively. Interest is accrued at 7.25% on the whole life business and 5.85% on the universal life business.

In the fourth quarter of 2000, Phoenix's Board of Directors approved management's recommendation to reallocate assets supporting Phoenix's participating life policies. This asset reallocation resulted from (1) the execution of Phoenix's wealth management strategy and the resulting significant change in the composition of new life insurance annualized premiums and (2) a review of assets appropriate for the closed block that would be established if Phoenix reorganized from a mutual life insurance company to a stock life insurance company in 2001. This reallocation impacted the estimated future gross margins used to determine the amortization of DAC for participating policies. Accordingly, the revisions to estimated future gross margins resulted in a $218.2 million charge to earnings ($141.8 million, net of tax).

20. Minority Interest

Phoenix's interests in PFG Holdings, Main Street Management and Seneca Capital Management LLC ("Seneca") are represented by ownership of approximately 67%, 91% and 68%, respectively, of the outstanding shares of common stock at December 31, 2001. Earnings and equity attributable to minority stockholders are included in minority interest in the Consolidated Financial Statements.

During 2000, PXP recorded $32.9 million in additional paid-in capital in connection with the exercise of employee stock options and the conversion to common shares by convertible debenture holders. The increase in minority interest associated with these transactions was $27.0 million. In addition, Phoenix reported a $5.9 million increase in equity as a majority interest in stock issuance transactions in the Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income, representing its share of the difference between exercise price and net book value.

21. PXP Stock Purchase and Award Plans

Restricted stock

Until December 31, 2000, restricted shares of PXP's common stock were issued to certain officers under the provisions of an approved restricted stock plan. Restricted stock was issued at the market value of a share of PXP's common stock on the date of the grant. If a participant's employment terminated due to retirement, death or disability, the restrictions expired and the shares became fully vested. If a participant terminated employment for any other reason, the non-vested shares of restricted stock were forfeited. The restricted stock vested in even annual installments over a three-year period from the date of the grant. Dividends declared were paid in cash as the restrictions lapsed. Restricted shares were first granted during 1998. At December 31, 1999 and 2000, 291,237 and 605,040 shares of restricted stock were outstanding, respectively. The market value of the restricted stock at the time of the grant was recorded as unearned compensation in a separate component of stockholders' equity and was amortized to expense over the restricted period. During 1999 and 2000, $1.7 million and $2.4 million, respectively, was charged to compensation expense relating to the plan.

In accordance with the merger agreement (see *Purchase of Phoenix Investment Partners, Ltd. minority interest* at note 4), all restricted stock shares and stock options outstanding as of December 31, 2000, became fully vested on January 11, 2001 and were cashed out.

Restricted stock grants

	Common Shares	Average Market Value
Balance, December 31, 1998	243,130	$ 8.40
Awarded	195,067	7.74
Earned	(105,623)	8.18
Forfeited	(41,337)	8.08
Balance, December 31, 1999	291,237	$ 8.08
Awarded	467,382	6.31
Earned	(127,612)	8.10
Forfeited	(25,967)	8.02
Balance, December 31, 2000	605,040	$ 6.71
Awarded	—	—
Earned	(604,473)	6.71
Forfeited	(567)	7.63
Balance, December 31, 2001	—	$ —

Stock option plans

PXP had reserved a total of 14.7 million shares of company common stock to be granted under three stock option plans: the 1989 Employee Stock Option Plan ("Employee Option Plan"), the 1989 Employee Performance Stock Option Plan ("Performance Plan") and the 1992 Long-Term Stock Incentive Plan ("1992 Plan").

The Compensation Committee of PXP's Board of Directors administered the 1992 Plan, designated which employees and outside directors participated in it and determined the terms of the options to be granted. Under the 1992 Plan, participants were granted non-qualified options to purchase shares of common stock of PXP at an option price equal to not less than 85% of the fair market value of the common stock at the time the option was granted. The options held by a participant terminated no later than ten years from the date of grant. Options granted under the 1992 Plan vested, on average, in even annual installments over a three-year period from the date of grant.

Outstanding Options

	Common Shares	Weighted Average Exercise Price
Balance, December 31, 1998	7,399,964	$ 7.66
Granted	1,344,727	7.75
Exercised	(453,263)	5.94
Canceled	(9,999)	7.71
Forfeited	(353,554)	8.20
Balance, December 31, 1999	7,927,875	$ 7.75
Granted	665,193	7.54
Exercised	(893,758)	7.42
Canceled	(100)	7.75
Forfeited	(691,633)	7.89
Balance, December 31, 2000	7,007,577	$ 7.75
Granted	—	—
Exercised	—	—
Canceled	(7,007,444)	7.75
Forfeited	(133)	7.75
Balance, December 31, 2001	—	$ —

Exercisable Options

	Common Shares	Weighted Average Exercise Price
Balance, December 31, 1998	3,529,833	$ 7.27
Became exercisable	1,962,396	7.78
Exercised	(453,263)	5.94
Canceled	(9,999)	7.71
Forfeited	(159,674)	8.14
Balance, December 31, 1999	4,869,293	$ 7.57
Became exercisable	2,008,728	7.93
Exercised	(893,758)	7.42
Canceled	(100)	7.75
Forfeited	(483,678)	7.97
Balance, December 31, 2000	5,500,485	$ 7.70
Became exercisable	1,507,092	7.26
Exercised	—	—
Canceled	(7,007,444)	7.75
Forfeited	(133)	7.75
Balance, December 31, 2001	—	$ —

PXP recognized compensation expense in January 2001 of $1.5 million as a result of the change in the restricted stock vesting provisions. In addition, PXP recognized compensation expense of $57.0 million related to the cash out of all outstanding options.

Pro forma information

PXP has adopted the disclosures-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Accordingly, no compensation cost has been recognized for the stock option plans, and compensation for restricted stock grants has been recorded in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Had compensation cost for the PXP stock option and restricted stock plans been determined based on the fair value at the grant date for awards in 1999 and 2000 consistent with the provisions of SFAS 123, Phoenix's income from continuing operations would have been reduced to the pro forma amounts indicated below.

	Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Income (loss) from continuing operations, as reported	$162.1	$ 94.8	$ (137.3)
Income (loss) from continuing operations, pro forma	$160.9	$ 94.0	$ (139.9)

The weighted average fair values at date of grant for options granted during 1999 and 2000 were $2.43 and $2.50, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted average assumptions used for the grants in 1999 and 2000, respectively: dividend yield of 2.62% and 2.66%; expected volatility of 25.2% and 27.7%; risk-free interest rate of 5.6% and 6.7% and expected lives of six years.

The options used to estimate the weighted average fair values of options granted in 1999 and 2000 were options to purchase 11,620 and 1,620 shares of common stock, respectively, under the Employee Option Plan; and options to purchase 7,916,255 and 7,005,957 shares of common stock, respectively, under the 1992 Plan. During 1999, the remaining outstanding options under the Performance Plan were exercised. During 2001, the remaining outstanding options under the Employee Option Plan and the 1992 Plan became exercisable and were cashed out by PXP in accordance with the merger agreement.

22. Fair Value Disclosures of Financial Instruments

Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the Consolidated Financial Statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses that utilize current interest rates for similar financial instruments that have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximates fair value.

Short-term investments

The carrying amount of short-term investments approximates fair value.

Debt securities

Fair values are based on quoted market prices where available or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that reflect interest rates currently being offered with similar terms to borrowers of similar credit quality.

Derivative instruments

Phoenix's derivative instruments include interest rate swap, cap and floor agreements, swaptions and foreign currency swap agreements. Fair values for these contracts are based on current settlement values. These values are based on brokerage quotes that utilize pricing models or formulas based upon current assumptions for the respective agreements.

Equity securities

Fair values are based on quoted market prices where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Mortgage loans

Fair values are calculated as the present value of scheduled payments, with the discount based upon the Treasury rate comparable for the remaining loan duration, plus a spread of between 130 and 800 basis points, depending on the internal quality rating of the loan. For loans in foreclosure or default, values were determined assuming principal recovery was the lower of the loan balance or the estimated value of the underlying property.

Policy loans

Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

Venture capital partnerships

Fair value of venture capital partnerships is based on the fair value of these partnerships' underlying investments.

At December 31, 2000, the fair values of the underlying investments were calculated as the closing market prices for investments that were publicly traded. For investments that were not publicly traded, fair value was based on estimated fair value as determined by the general partner after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information.

At December 31, 2001, for underlying investments that were publicly traded, fair values were calculated using quoted market prices, applying liquidity discounts to these prices in instances where such discounts were applied in the underlying partnerships' financial statements. For investments that were not publicly traded, fair value was based on applying a public industry sector index to roll the value forward each quarter. Fair value also incorporated adjustments to reflect market events reported by the partnerships (e.g., new rounds of financing, initial public offerings and writedowns by the general partners).

Investment contracts

In determining the fair value of guaranteed interest contracts, a discount rate equal to the appropriate Treasury rate plus 150 basis points was assumed to determine the present value of projected contractual liability payments through final maturity. The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate plus 150 basis points was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Long-term debt

The fair value of surplus notes is determined based on contractual cash flows discounted at market rates. The fair value of public debt securities was calculated using the quoted market price.

Fair value summary

The estimated fair values of the financial instruments as of December 31 were as follows:

	2000		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Financial assets:				
Cash and cash equivalents ...	$ 720.0	$ 720.0	$ 815.5	$ 815.5
Short-term investments.	3.8	3.8	8.5	8.5
Debt securities	8,058.6	8,077.9	9,599.2	9,599.2
Equity securities	335.5	335.5	290.9	290.9
Mortgage loans	593.4	573.8	535.8	554.1
Derivative instruments..	--	9.9	10.1	10.1
Policy loans	2,105.2	2,182.7	2,172.2	2,252.9
Venture capital partnerships	467.3	467.3	291.7	291.7
Total financial assets	$12,283.8	$12,370.9	$ 13,723.9	$13,822.9
Financial liabilities:				
Investment contracts.....	$ 759.0	$ 758.9	$ 1,413.0	$ 1,419.7
Long-term debt....................	425.1	428.2	599.3	608.9
Total financial liabilities......	$ 1,184.1	$ 1,187.1	$ 2,012.3	$ 2,028.6

23. September 11, 2001

For the year ended December 31, 2001, Phoenix Life received life insurance claims relating to the September 11, 2001 terrorist attacks totaling $11.7 million. Claim costs were $3.7 million, net of reinsurance, of which $2.1 million reduced net income and $1.6 million were funded by the closed block.

24. Commitments and Contingencies

Litigation. Certain group accident and health reinsurance business has become the subject of disputes concerning the placement of the business with reinsurers and the recovery of the reinsurance. See note 14— "Discontinued Operations."

Under the terms of the Capital West Asset Management, LLC ("CapWest") purchase agreement, PXP may be obligated to pay more for their initial ownership interest in 2005 depending upon CapWest's future revenue growth through 2004. In addition, under the terms of the purchase agreement, PXP will purchase an additional 10% ownership interest in CapWest.

Under the terms of an agreement executed in 2001 to purchase a majority interest in KAR, PXP will purchase an additional 15% ownership interest by 2007. PXP may be obligated to pay additional sums in 2004 for their initial 60% interest based upon management fee revenue growth through 2003.

Under the terms of the Seneca purchase agreement, PXP may be obligated to pay more for their ownership interest in 2002 and future years to the extent there is future growth in Seneca's revenues.

Phoenix makes off-balance sheet commitments related to venture capital partnerships. As of December 31, 2001, total unfunded capital commitments were $166.8 million.

25. Statutory Financial Information

Phoenix's insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. Except for the accounting policy involving federal income taxes described next, there were no material practices not prescribed by the Insurance Department of the State of New York ("Insurance Department"), as of December 31, 2000 and 2001. Phoenix's statutory federal income tax liability is principally based on estimates of federal income tax due. A deferred income tax liability has also been established for estimated taxes on unrealized gains for common stock and venture capital equity partnerships. Current New York Insurance Law does not allow the recording of deferred income taxes. Phoenix has received approval from the Insurance Department for this practice.

Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, surplus notes are included in surplus rather than debt, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

	1999	2000	2001
		(in millions)	
Statutory net income	$ 131.3	$ 266.1	$ (13.4)
Statutory surplus, surplus notes and AVR	1,427.3	1,883.2	1,373.2

In 1998, the National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles guidance, which replaces the current accounting practices and procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, e.g. deferred income taxes are recorded.

The Insurance Department has adopted the codification guidance, effective January 1, 2001. The effect of adoption decreased the statutory surplus of the insurance subsidiaries by $66.4 million, primarily as a result of non-admitting certain assets and recording increased investment reserves.

26. Pro forma Earnings Per Share

The following earnings per share table is calculated pro forma based on 104.6 million weighted-average shares outstanding for 1999, 2000 and 2001. The pro forma weighted-average shares outstanding calculation excludes the period of time before the IPO during which no common stock shares were issued.

	For the Year Ended December 31,		
	1999	2000	2001
Basic earnings per common share:	(in millions, except per share data)		
Income (loss) from continuing operations	$ 1.55	$ .91	$(1.31)
Loss on disposal	(1.05)	(.20)	--
Discontinued operations	.35	.09	--
Income (loss) before cumulative effect of accounting changes	.85	.80	(1.31)
Cumulative effect of accounting changes	--	--	(.63)
Net income (loss)	$ .85	$ .80	$(1.94)
Pro forma weighted-average shares used in basic earnings per share calculation	104.6	104.6	104.6

27. Subsequent Events

On January 7, 2002, Phoenix's Board of Directors authorized the repurchase of up to five million shares of the company's outstanding common stock, in addition to the share repurchase program of up to six million shares announced September 17, 2001. Under the repurchase program, purchases will be made from time to time on the open market or in negotiated transactions, subject to market prices and other conditions. No time limit was placed on the duration of the program which may be modified, extended or terminated at any time. Management's current intention is to complete the program within twelve to eighteen months.

On January 9, 2002, Phoenix Charter Oak Trust, a trust company chartered in Connecticut, converted to a national trust bank and changed its name to Phoenix National Trust Company ("Phoenix National"), a wholly-owned subsidiary of Phoenix. Phoenix National will provide comprehensive trust, custody and other fiduciary services nationwide.

On November 12, 2001, PXP signed a definitive agreement to acquire a majority interest in KAR. The acquisition was completed on January 29, 2002. Under the agreement, PXP purchased an initial 60% interest, with future purchases of an additional 15% by 2007. The remaining ownership interests in KAR were retained by its management. In addition to the cash payment of approximately $100 million made at closing, a subsequent payment may be made in 2004 based upon management fee revenue growth of the purchased business through 2003. KAR, based in Los Angeles, California, had approximately $7.5 billion in assets under management at the time of the closing.

Supplemental Unaudited Financial Information

The following is a summary of unaudited quarterly results of operations for 2000 and 2001:

	2000				2001			
	For the Three Months Ended				For the Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(in millions, except per share data)				(in millions, except per share data)			
Consolidated Results of Operations								
Premiums and other considerations	$ 429.1	$ 443.1	$ 480.5	$ 425.7	$ 411.5	$ 406.9	$ 431.8	$ 408.8
Net investment income	386.4	278.9	226.1	238.2	165.5	224.6	192.5	252.5
Net realized investment gains (losses)	24.0	10.4	31.6	23.2	(15.6)	(4.9)	(16.7)	(35.2)
Total revenues	839.5	732.4	738.2	687.1	561.4	626.6	607.6	626.1
Benefits and expenses	619.2	612.7	692.8	915.0	743.9	616.8	672.6	637.2
Income (loss) from continuing operations before income taxes, minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	220.3	119.7	45.4	(227.9)	(182.5)	9.8	(65.0)	(11.1)
Income (loss) from continuing operations before minority	142.8	71.1	35.2	(147.8)	(113.5)	4.6	(21.8)	(7.5)
interest and equity in earnings of and interest earned	138.7	67.9	34.0	(145.8)	(112.6)	4.0	(21.2)	(7.5)
from investments in unconsolidated affiliates	4.6	41.8	(60.0)	2.1	--	--	--	--
Income (loss) from continuing operations	143.3	109.7	(26.0)	(143.7)	(112.6)	4.0	(21.2)	(7.5)
Income (loss) from discontinued operations, net of income taxes	--	--	--	--	(44.9)	(20.5)	--	--
Income (loss) before cumulative effect of accounting changes	$ 143.3	$109.7	$(26.0)	$(143.7)	$(157.5)	$ (16.5)	$ (21.2)	$ (7.5)
Cumulative effect of accounting changes								
Net income (loss)								
	(pro forma)				(pro forma)			
Basic income (loss) before cumulative effect of accounting changes per common share*	$ 1.37	$ 1.05	$ (.25)	$ (1.37)	$ (1.08)	$ .04	$ (.20)	$ (.07)
Basic net income (loss) per common share	$ 1.37	$ 1.05	$ (.25)	$ (1.37)	$ (1.51)	$(.16)	$ (.20)	$ (.07)
Market price:								
High	**	**	**	**	**	$ 18.80	$ 19.35	$ 18.50
Low	**	**	**	**	**	$ 16.75	$ 12.50	$ 12.80
Close	**	**	**	**	**	$ 18.60	$ 14.45	$ 18.50

* The weighted-average number of shares outstanding used in the EPS calculations for the periods ended up to and including June 30, 2001 is pro forma based on 104.6 million shares as described in note 26 in the Consolidated Financial Statements in this Form 10-K. Weighted-average shares outstanding for the quarters ended September 30, 2001 and December 31, 2001 were 105.3 million and 103.3 million, respectively.

** No market existed for Phoenix stock prior to the IPO.

REPORT OF INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of The Phoenix Companies, Inc.

Our audits of the consolidated financial statements referred to in our report dated February 5, 2002 appearing in Item 8 of this Form 10-K of The Phoenix Companies, Inc. also included an audit of the financial statement schedule listed in Item 14 of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 5, 2002

THE PHOENIX COMPANIES, INC.
Schedule II – Condensed Financial Information of The Phoenix Companies, Inc.
Balance Sheet

ASSETS	As of December 31, 2001 (in millions, except share data)
Investments:	
Investments in subsidiaries	$ 2,325.2
Cash and cash equivalents	205.0
Notes receivable	150.0
Other assets	17.2
Total assets	$ 2,697.4
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Long-term debt (note 9)	$ 299.2
Other liabilities	2.5
Total liabilities	301.7
Commitments and contingencies (note 24)	
Stockholders' Equity:	
Common stock ($.01 par value, 1.0 billion shares authorized; 101.9 million shares outstanding at December 31, 2001)	1.0
Treasury stock, at cost (4.5 million shares at December 31, 2001)	(66.0)
Additional paid-in capital	2,410.4
Accumulated deficit	(30.8)
Accumulated other comprehensive income	81.1
Total stockholders' equity	2,395.7
Total liabilities and stockholders' equity	$ 2,697.4

Statement of Income

	For the Year Ended December 31, 2001 (in millions, except earnings per share)
Revenues:	
Intercompany income	$ 1.8
Total revenues	1.8
Benefits and expenses:	
Other operating expenses	44.9
Total expenses	44.9
Loss from continuing operations before income taxes and equity in earnings of and interest earned from investments in unconsolidated subsidiaries and affiliates	(43.1)
Income tax benefit	(8.0)
Loss from continuing operations before equity in earnings of and interest earned from investments in unconsolidated subsidiaries and affiliates	(35.1)
Equity in earnings of and interest earned from investments in unconsolidated subsidiaries and affiliates	(167.6)
Net loss	$ (202.7)
Pro forma earnings per share (note 26)	$ (1.94)

The condensed financial information should be read in conjunction with the audited consolidated financial statements and notes thereto.

27. Subsequent Events

On January 7, 2002, Phoenix's Board of Directors authorized the repurchase of up to five million shares of the company's outstanding common stock, in addition to the share repurchase program of up to six million shares announced September 17, 2001. Under the repurchase program, purchases will be made from time to time on the open market or in negotiated transactions, subject to market prices and other conditions. No time limit was placed on the duration of the program which may be modified, extended or terminated at any time. Management's current intention is to complete the program within twelve to eighteen months.

On January 9, 2002, Phoenix Charter Oak Trust, a trust company chartered in Connecticut, converted to a national trust bank and changed its name to Phoenix National Trust Company ("Phoenix National"), a wholly-owned subsidiary of Phoenix. Phoenix National will provide comprehensive trust, custody and other fiduciary services nationwide.

On November 12, 2001, PXP signed a definitive agreement to acquire a majority interest in KAR. The acquisition was completed on January 29, 2002. Under the agreement, PXP purchased an initial 60% interest, with future purchases of an additional 15% by 2007. The remaining ownership interests in KAR were retained by its management. In addition to the cash payment of approximately $100 million made at closing, a subsequent payment may be made in 2004 based upon management fee revenue growth of the purchased business through 2003. KAR, based in Los Angeles, California, had approximately $7.5 billion in assets under management at the time of the closing.

Supplemental Unaudited Financial Information

The following is a summary of unaudited quarterly results of operations for 2000 and 2001:

Consolidated Results of Operations	2000				2001			
	For the Three Months Ended				For the Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(in millions, except per share data)				(in millions, except per share data)			
Premiums and other considerations	$ 429.1	$ 443.1	$ 480.5	$ 425.7	$ 411.5	$ 406.9	$ 431.8	$ 408.8
Net investment income	386.4	278.9	226.1	238.2	165.5	224.6	192.5	252.5
Net realized investment gains (losses)	24.0	10.4	31.6	23.2	(15.6)	(4.9)	(16.7)	(35.2)
Total revenues	839.5	732.4	738.2	687.1	561.4	626.6	607.6	626.1
Benefits and expenses	619.2	612.7	692.8	915.0	743.9	616.8	672.6	637.2
Income (loss) from continuing operations before income taxes, minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	220.3	119.7	45.4	(227.9)	(182.5)	9.8	(65.0)	(11.1)
Income (loss) from continuing operations before minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	142.8	71.1	35.2	(147.8)	(113.5)	4.6	(21.8)	(7.5)
Income (loss) from continuing operations	138.7	67.9	34.0	(145.8)	(112.6)	4.0	(21.2)	(7.5)
Income (loss) from discontinued operations, net of income taxes	4.6	41.8	(60.0)	2.1	--	--	--	--
Income (loss) before cumulative effect of accounting changes	143.3	109.7	(26.0)	(143.7)	(112.6)	4.0	(21.2)	(7.5)
Cumulative effect of accounting changes	--	--	--	--	(44.9)	(20.5)	--	--
Net income (loss)	$ 143.3	$109.7	$(26.0)	$(143.7)	$(157.5)	$ (16.5)	$ (21.2)	$ (7.5)
	(pro forma)				(pro forma)			
Basic income (loss) before cumulative effect of accounting changes per common share*	$ 1.37	$ 1.05	$ (.25)	$ (1.37)	$ (1.08)	$ .04	$ (.20)	$ (.07)
Basic net income (loss) per common share	$ 1.37	$ 1.05	$ (.25)	$ (1.37)	$ (1.51)	$(.16)	$ (.20)	$ (.07)
Market price:								
High	**	**	**	**	**	$ 18.80	$ 19.35	$ 18.50
Low	**	**	**	**	**	$ 16.75	$ 12.50	$ 12.80
Close	**	**	**	**	**	$ 18.60	$ 14.45	$ 18.50

* The weighted-average number of shares outstanding used in the EPS calculations for the periods ended up to and including June 30, 2001 is pro forma based on 104.6 million shares as described in note 26 in the Consolidated Financial Statements in this Form 10-K. Weighted-average shares outstanding for the quarters ended September 30, 2001 and December 31, 2001 were 105.3 million and 103.3 million, respectively.

** No market existed for Phoenix stock prior to the IPO.

REPORT OF INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of The Phoenix Companies, Inc.

Our audits of the consolidated financial statements referred to in our report dated February 5, 2002 appearing in Item 8 of this Form 10-K of The Phoenix Companies, Inc. also included an audit of the financial statement schedule listed in Item 14 of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 5, 2002

THE PHOENIX COMPANIES, INC.
Schedule II – Condensed Financial Information of The Phoenix Companies, Inc.
Balance Sheet

ASSETS	As of December 31, 2001 (in millions, except share data)
Investments:	
Investments in subsidiaries	$ 2,325.2
Cash and cash equivalents	205.0
Notes receivable	150.0
Other assets	17.2
Total assets	$ 2,697.4
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Long-term debt (note 9)	$ 299.2
Other liabilities	2.5
Total liabilities	301.7
Commitments and contingencies (note 24)	
Stockholders' Equity:	
Common stock ($.01 par value, 1.0 billion shares authorized; 101.9 million shares outstanding at December 31, 2001)	1.0
Treasury stock, at cost (4.5 million shares at December 31, 2001)	(66.0)
Additional paid-in capital	2,410.4
Accumulated deficit	(30.8)
Accumulated other comprehensive income	81.1
Total stockholders' equity	2,395.7
Total liabilities and stockholders' equity	$ 2,697.4

Statement of Income

	For the Year Ended December 31, 2001 (in millions, except earnings per share)
Revenues:	
Intercompany income	$ 1.8
Total revenues	1.8
Benefits and expenses:	
Other operating expenses	44.9
Total expenses	44.9
Loss from continuing operations before income taxes and equity in earnings of and interest earned from investments in unconsolidated subsidiaries and affiliates	(43.1)
Income tax benefit	(8.0)
Loss from continuing operations before equity in earnings of and interest earned from investments in unconsolidated subsidiaries and affiliates	(35.1)
Equity in earnings of and interest earned from investments in unconsolidated subsidiaries and affiliates	(167.6)
Net loss	$ (202.7)
Pro forma earnings per share (note 26)	$ (1.94)

The condensed financial information should be read in conjunction with the audited consolidated financial statements and notes thereto.

THE PHOENIX COMPANIES, INC.
Schedule II – Condensed Financial Information of The Phoenix Companies, Inc.
Statement of Cash Flows

	For the Year Ended December 31, 2001
	(in millions)
Cash flows from operating activities:	
Net loss	$ (202.7)
Adjustments to reconcile net income to net cash provided by operating activities:	
Equity in undistributed earnings of affiliates	167.6
Increase in receivables	(150.0)
Change in other assets/other liabilities, net	(6.9)
Net cash used for operating activities	(192.0)
Cash flows from investing activities:	
Dividends received from unconsolidated subsidiaries	132.3
Capital contributed to unconsolidated subsidiaries	(90.6)
Purchase of subsidiaries	(659.8)
Net cash used for investing activities	(618.1)
Cash flows from financing activities:	
Issuance of common stock	831.0
Purchase of treasury stock	(64.6)
Payments to Life Company to reimburse for policyholder credits and payments in lieu of stock	(41.4)
Proceeds from borrowings	290.1
Net cash provided by financing activities	1,015.1
Net change in cash and cash equivalents	205.0
Cash and cash equivalents, beginning of year	--
Cash and cash equivalents, end of year	$ 205.0

The condensed financial information should be read in conjunction with the audited consolidated financial statements and notes thereto.

EXHIBIT INDEX

Exhibit	
2.1	Plan of Reorganization
3.1	Form of Amended and Restated Certificate of Incorporation of The Phoenix Companies, Inc. (incorporated herein by reference to Exhibit 3.1 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)
3.2	Form of By-Laws of The Phoenix Companies, Inc. (incorporated herein by reference to Exhibit 3.1 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)
4.1	Indenture, dated as of December 27, 2001, between The Phoenix Companies, Inc. and SunTrust Bank, as Trustee*
4.2	Specimen of global bond, dated as of December 27, 2001, issued by The Phoenix Companies, Inc.*
10.1	Phoenix Home Life Mutual Insurance Company Long-term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.2	The Phoenix Companies, Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.3	Phoenix Home Life Mutual Insurance Company Mutual Incentive Plan (incorporated herein by reference to Exhibit 10.3 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.4	The Phoenix Companies, Inc. Directors Stock Plan (incorporated herein by reference to Exhibit 10.4 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.5	Phoenix Home Life Mutual Insurance Company Excess Benefit Plan (incorporated herein by reference to Exhibit 10.5 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.6	Amendment to Phoenix Home Life Mutual Insurance Company Excess Benefit Plan (incorporated herein by reference to Exhibit 10.6 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.7	Second Amendment to Phoenix Home Life Mutual Insurance Company Excess Benefit Plan (incorporated herein by reference to Exhibit 10.1 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.8	Third Amendment to The Phoenix Companies, Inc. Excess Benefit Plan, as amended and restated effective January 1, 1988*
10.9	Fourth Amendment to The Phoenix Companies, Inc. Excess Benefit Plan, as amended and restated effective January 1994*
10.10	Phoenix Home Life Mutual Insurance Company Excess Investment Plan (incorporated herein by reference to Exhibit 10.8 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.11	Amendment to Phoenix Home Life Mutual Insurance Company Excess Investment Plan (incorporated herein by reference to Exhibit 10.9 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.12	Second Amendment to Phoenix Home Life Mutual Insurance Company Excess Investment Plan (incorporated herein by reference to Exhibit 10.10 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.13	Third Amendment to Phoenix Home Life Mutual Insurance Company Excess Investment Plan (incorporated herein by reference to Exhibit 10.11 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.14	Nonqualified Supplemental Executive Retirement Plan for Certain Employees of Phoenix Home Life Mutual Insurance Company (incorporated herein by reference to Exhibit 10.12 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.15	Amendment to Nonqualified Supplemental Executive Retirement Plan for Certain Employees of Phoenix Home Life Mutual Insurance Company (incorporated herein by reference to Exhibit 10.13 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.16	Second Amendment to Nonqualified Supplemental Executive Retirement Plan for Certain Employees of Phoenix Home Life Mutual Insurance Company (incorporated herein by reference to Exhibit 10.14 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)
10.17	Third Amendment to Nonqualified Supplemental Executive Retirement Plan for Certain Employees of Phoenix Home Life Mutual Insurance Company (incorporated herein by reference to Exhibit 10.15 to The

Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.18 Fourth Amendment to Nonqualified Supplemental Executive Retirement Plan for Certain Employees of Phoenix Home Life Mutual Insurance Company (incorporated herein by reference to Exhibit 10.16 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.19 Fifth Amendment to Nonqualified Supplemental Executive Retirement Plan for Certain Employees of Phoenix Home Life Mutual Insurance Company (incorporated herein by reference to Exhibit 10.62 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.20 Sixth Amendment to The Phoenix Companies, Inc. Non-qualified Supplemental Executive Retirement Plan, as amended and restated effective January 1, 1989*

10.21 Second Amendment to The Phoenix Investment Partners, Ltd Non-qualified Profit Sharing Plan, effective January 1, 1997*

10.22 Phoenix Duff & Phelps Nonqualified Profit Sharing Plan (incorporated herein by reference to Exhibit 10.17 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.23 Amendment to Phoenix Duff & Phelps Nonqualified Profit Sharing Plan (incorporated herein by reference to Exhibit 10.18 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.24 Change of Control Agreement, dated November 6, 2000, with Robert W. Fiondella (incorporated herein by reference to Exhibit 10.19 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)

10.25 Change of Control Agreement, dated November 6, 2000, with Dona D. Young (incorporated herein by reference to Exhibit 10.20 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)

10.26 Change of Control Agreement, dated November 6, 2000, with David W. Searfoss (incorporated herein by reference to Exhibit 10.21 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)

10.27 Change of Control Agreement, dated February 1, 2001, with Philip R. McLoughlin (incorporated herein by reference to Exhibit 10.22 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)

10.28 Change of Control Agreement, dated November 6, 2000, with Carl T. Chadburn (incorporated herein by reference to Exhibit 10.23 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)

10.29 Change of Control Agreement, dated February 1, 2001, with Simon Y. Tan*

10.30 Stockholder Rights Agreement, dated as of June 19, 2001 (incorporated herein by reference to Exhibit 10.24 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)

10.31 Fiscal Agency Agreement, dated as of November 25, 1996, between Phoenix Home Life Mutual Insurance Company, as Issuer and The Bank of New York as Fiscal Agent (incorporated herein by reference to Exhibit 10.24 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.32 Global Note, dated as of November 25, 1996, between Phoenix Home Life Mutual Insurance Company, Bear, Stearns & Co, Inc., Chase Securities Inc., Merrill Lynch & Co. and The Bank of New York (incorporated herein by reference to Exhibit 10.25 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.33 Binder of Reinsurance, dated as of September 30, 1999, between Phoenix Home Life Mutual Insurance Company, American Phoenix Life & Reassurance Company and European Reinsurance Company of Zurich (Bermuda Branch)(+) (incorporated herein by reference to Exhibit 10.36 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.34 Amendment No. 1, dated as of February 1, 2000, to the Binder of Reinsurance, dated as of September 30, 1999, between Phoenix Home Life Mutual Insurance Company, American Phoenix Life & Reassurance Company and European Reinsurance Company of Zurich (Bermuda Branch)(+) (incorporated herein by reference to Exhibit 10.37 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.35 Acquisition Agreement, dated as of December 15, 1998, by and among Phoenix Investment Partners, Ltd., and Zweig/Glasser Advisers, Euclid Advisors LLC, Zweig Advisors Inc., Zweig Total Return Advisors, Inc., Zweig Securities Corp. and Named Equityholders (incorporated herein by reference to Exhibit 10.38 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.36 Amendment No. 1, dated as of March 1, 1999 to the Acquisition Agreement by and among Phoenix

Investment Partners, Ltd., and Zweig/Glasser Advisers, Euclid Advisors LLC, Zweig Advisors Inc., Zweig Total Return Advisors, Inc., Zweig Securities Corp. and Named Equityholders (incorporated herein by reference to Exhibit 10.39 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.37 Stock Purchase Agreement, dated as of March 29, 1999, by and among Hilb, Royal and Hamilton, PM Holdings, Inc., Phoenix Home Life Mutual Insurance Company and Martin L. Vaughn, III (incorporated herein by reference to Exhibit 10.40 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.38 Stock Purchase Agreement, dated as of June 23, 1999, between Banco Suquia S.A and PM Holdings, Inc. (incorporated herein by reference to Exhibit 10.41 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.39 Asset Purchase Agreement, dated as of May 19, 1999, by and between Phoenix Home Life Mutual Insurance Company and ERC Life Reinsurance Corporation (incorporated herein by reference to Exhibit 10.42 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.40 Acquisition Agreement, dated as November 10, 1999, between Selling Management Shareholders, Aberdeen Asset Management PLC, The Standard Life Assurance Co., The Non-Selling Management Shareholders, Lombard International Assurance SA and PM Holdings, Inc. (incorporated herein by reference to Exhibit 10.43 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.41 Stock Purchase Agreement, dated as of November 12, 1999, by and between TCW/EMCO Holding LLC and PM Holdings, Inc. (incorporated herein by reference to Exhibit 10.44 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.42 Stock Purchase and Exchange Agreement, dated as of December 9, 1999, by and among GE Financial Assurance Holdings, Inc., GE Life and Annuity Assurance Company, PM Holdings, Inc. and Phoenix Group Holdings, Inc. (incorporated herein by reference to Exhibit 10.45 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.43 Amendment No. 1, dated as of December 29, 1999, to the Stock Purchase and Exchange Agreement, dated as of December 9, 1999, by and among GE Financial Assurance Holdings, Inc., GE Life and Annuity Assurance Company, PM Holdings, Inc. and Phoenix Group Holdings, Inc. (incorporated herein by reference to Exhibit 10.46 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.44 Amendment No. 2, dated as of February 23, 2000, to the Stock Purchase and Exchange Agreement, dated as of December 9, 1999, by and among GE Financial Assurance Holdings, Inc., GE Life and Annuity Assurance Company, PM Holdings, Inc. and Phoenix Group Holdings, Inc. (incorporated herein by reference to Exhibit 10.47 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.45 Amendment No. 3, dated as of April 1, 2000, to the Stock Purchase and Exchange Agreement, dated as of December 9, 1999, by and among GE Financial Assurance Holdings, Inc., GE Life and Annuity Assurance Company, PM Holdings, Inc. and Phoenix Group Holdings, Inc. (incorporated herein by reference to Exhibit 10.48 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.46 Amendment No. 4, dated as of April 1, 2000, to the Stock Purchase and Exchange Agreement, dated as of December 9, 1999, by and among GE Financial Assurance Holdings, Inc., GE Life and Annuity Assurance Company, PM Holdings, Inc. and Phoenix Group Holdings, Inc. (incorporated herein by reference to Exhibit 10.49 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.47 Amendment No. 5, dated as of April 1, 2000, to the Stock Purchase and Exchange Agreement, dated as of December 9, 1999, by and among GE Financial Assurance Holdings, Inc., GE Life and Annuity Assurance Company, PM Holdings, Inc. and Phoenix Group Holdings, Inc. (incorporated herein by reference to Exhibit 10.50 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.48 Amendment No. 6, dated as of April 1, 2000, to the Stock Purchase and Exchange Agreement, dated as of December 9, 1999, by and among GE Financial Assurance Holdings, Inc., GE Life and Annuity Assurance Company, PM Holdings, Inc. and Phoenix Group Holdings, Inc. (incorporated herein by reference to Exhibit 10.51 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.49 Amendment No. 7, dated as of October 31, 2000, to the Stock Purchase and Exchange Agreement, dated as of December 9, 1999, by and among GE Financial Assurance Holdings, Inc., GE Life and Annuity Assurance Company, PM Holdings, Inc. and Phoenix Group Holdings, Inc. (incorporated herein by reference to Exhibit 10.52 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.50 Agreement and Plan of Merger, dated as of September 10, 2000, among PM Holdings, Inc., Phoenix Investment Partners, Ltd. and Phoenix Home Life Mutual Insurance Company (incorporated herein by reference to Exhibit 10.53 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.51 First Supplemental Indenture, dated as of January 10, 2001, between Phoenix Investment Partners, Ltd. and Harris Trust and Savings Bank (incorporated herein by reference to Exhibit 10.56 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.52 Employment-Related Agreement, dated as of December 20, 2000, between Phoenix Home Life Mutual Insurance Company and Robert W. Fiondella (incorporated herein by reference to Exhibit 10.57 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.53 Employment-Related Agreement, dated as of December 20, 2000, between Phoenix Home Life Mutual Insurance Company and Dona D. Young (incorporated herein by reference to Exhibit 10.58 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.54 Employment-Related Agreement, dated as of December 20, 2000, between Phoenix Home Life Mutual Insurance Company and Carl T. Chadburn (incorporated herein by reference to Exhibit 10.59 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.55 Employment-Related Agreement, dated as of December 20, 2000, between Phoenix Home Life Mutual Insurance Company and David W. Searfoss (incorporated herein by reference to Exhibit 10.60 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.56 Employment-Related Agreement, dated as of February 1, 2001, between Phoenix Home Life Mutual Insurance Company and Philip R. McLoughlin (incorporated herein by reference to Exhibit 10.61 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.57 Employment-Related Agreement, dated as of December 20, 2000, between Phoenix Home Life Mutual Insurance Company and Simon Y Tan*

10.58 Credit Agreement, dated as of June 11, 2001, between The Phoenix Companies, Inc., Phoenix Home Life Mutual Insurance Company, Bank of America, N.A., and Fleet Bank, as Syndication Agents, Bank of Montreal, as Administrative Agent, Deutsche Bank AG and Key Bank National Association, as Documentation Agents, Banc of America Securities LLC and Fleet Securities, Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated herein by reference to Exhibit 10.63 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.59 Subordination Agreement, dated as of June 11, 2001 between Phoenix Home Life Mutual Insurance Company and Phoenix Investment Partners, Ltd. (incorporated herein by reference to Exhibit 10.64 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.60 Credit Agreement, dated as of June 15, 2001, between The Phoenix Companies, Inc., The Financial Institutions Party thereto, and Fleet National Bank, as Administrative Agent, arranged by Fleet Securities, Inc. (incorporated herein by reference to Exhibit 10.65 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.61 Standstill Agreement, dated May 18, 2001, between The Phoenix Companies, Inc. and State Farm Mutual Insurance Company (incorporated herein by reference to Exhibit 4.2 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-55268), filed on February 9, 2001, as amended)

10.62 Shareholder's Agreement, dated as of June 19, 2001, between The Phoenix Companies, Inc. and State Farm Mutual Insurance Company (incorporated herein by reference to Exhibit 10.56 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)

10.63 Acquisition Agreement, dated as of November 12, 2001, by and among Kayne Anderson Rudnick Investment Management, LLC, the equity holders named therein and Phoenix Investment Partners, Ltd. (incorporated herein by reference to Exhibit 10.57 to The Phoenix Companies, Inc. Registration Statement on Form S-1 (Registration No. 333-73896), filed on November 21, 2001, as amended)

10.64 Subordination Agreement, dated as of December 27, 2001 between The Phoenix Companies, Inc. and Phoenix Investment Partners, Ltd.*

10.65 Subordination Agreement, dated as of January 29, 2002 between The Phoenix Companies, Inc. and Phoenix Investment Partners, Ltd.*

10.66 Supplemental Retirement Plan Agreement, date as of January 8, 2002, between The Phoenix Companies, Inc. and Philip R. McLoughlin *

10.67	Supplemental Retirement Plan Agreement, date as of December 18, 2001, between The Phoenix Companies, Inc. and David W. Searfoss *
10.68	Supplemental Retirement Plan Agreement, date as of December 18, 2001, between The Phoenix Companies, Inc. and Simon Y. Tan *
10.69	Amendment of March 13, 2002 to Change of Control Agreement and to Employment-Related Agreement, each with Robert W. Fiondella, dated November 6, 2000 and December 20, 2000, respectively *
12	Ratio of Earnings to Fixed Charges*
21	Subsidiaries of the Registrant*
23	Consent of PricewaterhouseCoopers LLP*

---

* Filed herewith.

(+) Portions subject to confidential treatment request.

Phoenix will furnish any exhibit upon the payment of a reasonable fee which fee shall be limited to Phoenix's reasonable expenses in furnishing such exhibit.

Board of Directors

Sal H. Alfiero
Chairman and Chief Executive Officer
Protective Industries, LLC

J. Carter Bacot
Director (Retired Chairman and Chief Executive Officer)
The Bank of New York

Peter C. Browning
Dean
McColl School of Business

Arthur P. Byrne
President, Chief Executive Officer and Chairman
The Wiremold Company

Sanford Cloud Jr.
President and Chief Executive Officer
The National Conference for Community and Justice

Richard N. Cooper, Ph.D.
Maurits C. Boas Professor of International Economics
Harvard University

Gordon J. Davis, Esq.
Partner
LeBoeuf, Lamb, Greene & MacRae, L.L.P.

Robert W. Fiondella
Chairman of the Board and Chief Executive Officer
The Phoenix Companies, Inc.

Ann Maynard Gray
Former President
Diversified Publishing Group of Capital Cities/ABC, Inc.

John E. Haire
Executive Vice President
Time, Inc.

Jerry J. Jasinowski
President
National Association of Manufacturers

Thomas S. Johnson
Chairman and Chief Executive Officer
GreenPoint Financial Corporation

John W. Johnstone Jr.
Chairman and Chief Executive Officer (Retired)
Olin Corporation

Marilyn E. LaMarche
Limited Managing Director
Lazard Frères & Co., LLC

Philip R. McLoughlin
Chairman and Chief Executive Officer
Phoenix Investment Partners, Ltd.

Robert F. Vizza, Ph.D.
President and Chief Executive Officer (Retired)
St. Francis Hospital
President, Lustgarten Foundation for Pancreatic Research and the Dolan Foundations

Robert G. Wilson
Former General Partner
Goldman Sachs

Dona D. Young
President and Chief Operating Officer
The Phoenix Companies, Inc.

Senior Officers

Robert W. Fiondella
Chairman of the Board and Chief Executive Officer

Dona D. Young
President and Chief Operating Officer

Carl T. Chadburn
Executive Vice President

Philip R. McLoughlin
Chairman and Chief Executive Officer
Phoenix Investment Partners, Ltd.

David W. Searfoss
Executive Vice President and Chief Financial Officer

Simon Y. Tan
Executive Vice President
Life and Annuity Products and Operations

Michael J. Gilotti
Senior Vice President
Annuity Distribution

Michael E. Haylon
Executive Vice President and Chief Investment Officer
Phoenix Investment Partners, Ltd.

Michael A. Kearney
Senior Vice President and Chief Operations Officer
Phoenix Investment Partners, Ltd.

Joseph E. Kelleher
Senior Vice President
Chairman and Chief Executive Officer
WS Griffith Advisors, Inc.

Robert G. Lautensack Jr.
Senior Vice President

Louis J. Lombardi
Senior Vice President

Bonnie J. Malley
Senior Vice President and Chief Accounting Officer
Corporate Finance

Sherry A. Manetta
Senior Vice President
Information Technology

Maura L. Melley
Senior Vice President
Public Affairs

William R. Moyer
Executive Vice President and Chief Financial Officer
Phoenix Investment Partners, Ltd.

Gina Collopy O'Connell
Senior Vice President
Life and Annuity Operations

Charles L. Olson
Senior Vice President
Chief Executive Officer and President
Phoenix National Trust Co.

Richard R. Paton
Senior Vice President

Robert E. Primmer
Senior Vice President
Life Distribution

Tracy L. Rich
Senior Vice President and
General Counsel

John F. Sharry
President, Private Client Group
Phoenix Investment Partners, Ltd.

Christopher M. Wilkos
Senior Vice President
Corporate Portfolio Management

Denise Winchar
President
PXP Institutional Markets Group, Ltd.

Walter H. Zultowski
Senior Vice President
Marketing and Market Research

as of March 31, 2002

Shareholder Information

Annual Meeting
The annual meeting of shareholders of The Phoenix Companies, Inc. will be held on May 15, 2002 at 3:00 p.m. Eastern Standard Time at One American Row, Hartford, Connecticut.

Stock Listing
The common stock of The Phoenix Companies, Inc. is traded on the New York Stock Exchange under the symbol "PNX."

Transfer Agent and Registrar
For information or assistance regarding your account, please contact our transfer agent and registrar:

EquiServe Trust Company, N.A. at: Phoenix Shareholder Services, C/O EquiServe Trust Company, P.O. Box 2578, Jersey City, NJ 07303-2578

Toll-free: 1-800-490-4258, TDD: 1-800-366-9449
Fax: 1-201-386-3344, e-mail: phoenix@equiserve.com

For More Information
To receive additional information, including financial supplements and Securities and Exchange Commission filings along with access to other shareholder services, visit the Investor Relations Section on our Web site at www.phoenixwm.com or contact our Investor Relations Department at:
Investor Relations, The Phoenix Companies, Inc., One American Row, P.O. Box 5056, Hartford, CT 06102-5056

Phone: 1-860-403-7100, Fax: 1-860-403-7880
e-mail: pnx.ir@phoenixwm.com

For more information on our products and services, call your Phoenix representative or visit our Web site at www.phoenixwm.com.

PHOENIX WEALTH MANAGEMENT